FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 26, 2017, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2017 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2017.

2.	English translation of Management’s Report on Internal Control over Financial Reporting and Confirmation Letter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 27, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

EXHIBIT 1

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2017

Page
PART I Corporate Information	2

Item 1. Information on the Company and Its Subsidiaries and Affiliates	2
1. Selected Financial Data	2
2. History and Development of the Company and Its Subsidiaries and Affiliates
3. Business Overview	4
4. Subsidiaries and Affiliates
5. Employees

Item 2. Operating and Financial Review	5
1. Operating Results	5
2. Management Policy, Business Environment and Current Challenges	24
3. Risk Factors	26
4. Significant Contracts	36
5. Research and Development, Patent and Licenses, etc
6. Operating, Financial and Cash Flow Analyses	37

Item 3. Property, Plants and Equipment
1. Results of Capital Expenditure
2. Our Properties
3. Prospects of New Capital Expenditure, Abandonment and Other

Item 4. Company Information	71
1. Share Capital Information	71
2. Stock Repurchase	76
3. Dividend Policy	77
4. Stock Price History	79
5. Directors and Senior Management
6. Status of Corporate Governance and Other	79

Item 5. Financial Information	94

1. Consolidated Financial Statements and Other

2. Unconsolidated Financial Statements

Item 6. Information on Share Handling, etc.

Item 7. Reference Information

PART II Information on Guarantor of the Company

Report of Independent Auditors	241
Management’s Report on Internal Control Over Financial Reporting	1
Confirmation Letter	2

An English translation of the underlined items above is included in this document.

PART I    Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2013	2014		2015	2016		2017
Total revenue (millions of yen)	2,079,943	1,831,844		1,930,588	1,723,096		1,715,516
Net revenue (millions of yen)	1,813,631	1,557,070		1,604,176	1,395,681		1,403,197
Income (loss) before income taxes (millions of yen)	237,730	361,614		346,759	165,158		322,795
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders (millions of yen)	107,234	213,591		224,785	131,550		239,617
Comprehensive income (loss) attributable to NHI shareholders (millions of yen)	194,988	291,622		347,888	32,791		208,995
Total equity (millions of yen)	2,318,983	2,553,213		2,744,946	2,743,015		2,843,791
Total assets (millions of yen)	37,942,439	43,520,314		41,783,236	41,090,167		42,852,078
Shareholders’ equity per share (yen)	618.27	676.15		752.40	748.32		790.70
Net income (loss) attributable to NHI common shareholders per share—basic (yen)	29.04	57.57		61.66	36.53		67.29
Net income (loss) attributable to NHI common shareholders per share—diluted (yen)	28.37	55.81		60.03	35.52		65.65
Total NHI shareholders’ equity as a percentage of total assets (%)	6.0	5.8		6.5	6.6		6.5
Return on shareholders’ equity (%)	4.87	8.88		8.61	4.87		8.73
Price/earnings ratio (times)	19.87	11.50		11.45	13.77		10.28
Cash flows from operating activities (millions of yen)	549,501	457,426		(77,028)	1,238,372		1,305,025
Cash flows from investing activities (millions of yen)	(160,486)	(103,195)		12,337	(23,711)		(118,051)
Cash flows from financing activities (millions of yen)	(701,623)	289,385		(178,206)	986,387		(2,130,644)
Cash and cash equivalents at end of the year (millions of yen)	805,087	1,489,792		1,315,408	3,476,261		2,536,840
Number of staffs	27,956	27,670		28,672	28,865		28,186
[Average number of temporary staffs, excluded from above]	[6,372 ]	[4,266	]	[4,419 ]	[4,677	]	[4,749 ]

1	The selected financial data of Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated using Total NHI shareholders’ equity.

3	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

4	Certain contract employees are included in Number of staffs.

(2)	Selected stand-alone financial data for the latest five fiscal years

Year ended March 31,	2013		2014		2015		2016		2017
Operating revenue (millions of yen)	278,523		399,318		461,912		585,394		437,187
Ordinary income (millions of yen)	67,577		185,224		235,519		353,058		209,221
Net income (loss) (millions of yen)	42,210		107,858		294,816		419,507		205,936
Common stock (millions of yen)	594,493		594,493		594,493		594,493		594,493
Number of issued shares (thousands of shares)	3,822,563		3,822,563		3,822,563		3,822,563		3,822,563
Shareholders’ equity (millions of yen)	1,875,723		1,918,276		2,095,108		2,421,160		2,526,761
Total assets (millions of yen)	5,775,850		6,190,114		6,641,723		7,379,122		6,423,868
Shareholders’ equity per share (yen)	492.88		504.02		569.56		670.77		715.96
Dividend per share (yen)	8.00		17.00		19.00		13.00		20.00
The first quarter	—		—		—		—		—
The second quarter	2.00		8.00		6.00		10.00		9.00
The third quarter	—		—		—		—		—
The end of a term (the fourth quarter)	6.00		9.00		13.00		3.00		11.00
Net income (loss) per share (yen)	11.42		29.06		80.85		116.47		57.82
Net income per share—diluted (yen)	11.16		28.18		78.72		113.33		56.44
Shareholders’ equity as a percentage of total assets (%)	31.7		30.3		30.9		32.2		38.8

Return on shareholders’ equity (%)	2.33		5.82		15.02		18.97		8.47
Price/earnings ratio (times)	50.52		23.49		8.97		4.44		12.26
Payout ratio (%)	70.32		58.53		23.29		11.16		34.39
Dividend on shareholders’ equity (%)	1.62		3.37		3.35		1.97		2.84
Number of staffs	146		132		102		111		127
[Average number of temporary staffs, excluded from above]	[—	]	[—	]	[—	]	[—	]	[—	]

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Number of staffs represents staffs who work at the Company.

3. Business Overview.

The Company and its 1,285 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management and other broker-dealer and financial business. There are also 15 companies accounted for under the equity method as of March 31, 2017.

The reporting of the business operations and results of the Company and its consolidated subsidiaries are based on business segments referred in Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report. Please refer to the table below in the organizational structure listing the main companies by business segments.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates by business segments.

Nomura Holdings, Inc.

Retail Division

(Domestic)

Nomura Securities Co., Ltd. and others

Asset Management Division

(Domestic)

Nomura Asset Management Co., Ltd. and others

Wholesale Division

(Domestic)

Nomura Securities Co., Ltd.

Nomura Financial Products & Services, Inc. and others

(Overseas)

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura America Mortgage Finance, LLC

Instinet, Incorporated

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Nomura Capital Markets LTD

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited and others

Others

(Domestic)

The Nomura Trust and Banking Co., Ltd.

Nomura Facilities, Inc.

Nomura Research Institute, Ltd.*

JAFCO Co., Ltd.*

Nomura Real Estate Holdings, Inc.*

*Affiliates

Item 2. Operating and Financial Review

1. Operating Results.

You should read the following discussion of our operating and financial review together with Item 1 “1. Selected Financial Data” and Item 5 “1. Consolidated Financial Statements and Other” included in this annual report. The discussions and analyses contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.

Business Environment

Japan

The Japanese economy expanded at a modest pace. Japan’s real gross domestic product (“GDP”) grew relatively rapidly in January-March 2016, at a quarter-on-quarter annualized rate of 1.9%, and continued to grow thereafter, by 2.2% in April-June, 1.2% in July-September, and 1.2% in October-December. We see the easing of concerns about price hikes for food and other items as one of the reasons why consumer spending carried on rising. Exports from Japan also embarked on a clear upward trend in July-September 2016 as global manufacturing activity picked up. Capital expenditure improved too, and the Bank of Japan’s March 2017 Short-Term Economic Survey of Enterprises in Japan (“Tankan”) indicated that Japanese companies’ capital expenditure plans for fiscal 2017 were bullish. However, the Japanese government implemented an economic stimulus package totaling around ¥28.1trn in August 2016 in response to both considerable ongoing uncertainty about the economic outlook in January-June 2016 and concerns about the impact of the decision taken by the United Kingdom (“UK”) in a referendum held in June 2016 to leave the European Union (“EU”). In addition, Donald Trump was inaugurated as U.S. President in January 2017, but it is still not clear what the new administration’s policies are on Japan. However, at summit talks between leaders of the two countries in February 2017 the Japanese deputy prime minister and the U.S. vice president agreed to work on creating a new economic dialogue. In September 2016 the Bank of Japan published a “comprehensive assessment” of its monetary policy since 2013, in which it said that its monetary easing policies to date had helped to put an end to deflation and noted the possibility that excessively low interest rates might have unwanted side-effects. The Bank of Japan then introduced its policy of “quantitative and qualitative easing with yield curve control”, switching the target of its monetary policy to interest rates while still mentioning “quantity”, and making clear its intention to achieve its 2% price stability target over the long term.

The yen was stronger versus the U.S. dollar in the fiscal year ended March 31, 2017 than in the fiscal year ended March 31, 2016, and this caused corporate earnings to struggle in some sectors, particularly exporting sectors. However, profits grew in sectors benefiting from the rebound in international commodity prices, including crude oil prices, and in some domestic demand-related sectors. This appears to have been the first time in two years that Japanese corporate profits rose overall. Major contributions to this profit growth came from sectors such as trading companies and chemicals, housing & real estate, and telecommunications. The trading companies and chemicals sectors saw profits rebound, after deteriorating in the previous fiscal year, partly in response to the recovery in international commodity prices; the housing & real estate sector saw a gradual recovery in demand in response to low interest rates; and in the telecommunications sector cost reductions and the expansion of non-telecommunications businesses supported earnings. Meanwhile, the autos, utilities, machinery, and transportation sectors all made substantial negative contributions to overall profit growth. The autos sector was hit hard because the yen was stronger versus the U.S. dollar than in the fiscal year ended March 31, 2016; the utilities sector was affected by delays in restarting nuclear power stations and by electricity rate cuts triggered by the full deregulation of the electricity retail market; the machinery sector was hit by production cutbacks and delays in reducing costs in commercial aircraft business, and also by additional costs at ship & offshore structure businesses; and in the transportation sector the marine transport subsector looks likely to swing to losses as containership rates deteriorate further in response to excess supply. As of April 7, 2017, we estimate that recurring profits at major Japanese companies (those in the Russell/Nomura Large Cap Index) rose 1% year-on-year in the fiscal year ended March 31, 2017, thus improving from the 1% decline recorded in the fiscal year ended March 31, 2016.

On the Japanese stock market, the view that monetary tightening in the U.S. looked likely to be slower than market participants had been expecting led to growing concerns that a strengthening of the yen versus the U.S. dollar would lead to a slowdown in corporate earnings. In addition, when those in favor of the UK leaving the EU won a majority in the referendum held in the UK in June 2016, this fueled concerns about the economic outlook in Europe. In response, the Nikkei Stock Average fell sharply, dipping temporarily below 15,000. However, Japanese equities were firm after expectations of economic stimulus measures in Japan rose to the surface following victory by the ruling coalition in the Japanese Upper House election in July 2016, the Bank of Japan raised the value of its annual ETF (exchange-traded fund) purchases to around ¥6 trillion, and a growing number of U.S. economic indicators pointed to U.S. economic strength. Republican Party candidate Donald Trump won the U.S. presidential election in November 2016. Immediately after the outcome of the election became clear, Japanese equity prices saw a sharp temporary fall on concerns about the U.S. political outlook. However, equity markets rose around the world, particularly in the U.S., on high hopes regarding President Trump’s economic policies, and specifically the prospect of an increase in infrastructure investment and other forms of government spending. On the foreign exchange markets the yen weakened to more than ¥118 versus the U.S. dollar at one point, and Japanese equities similarly turned upward and subsequently remained firm, with the Nikkei Stock Average rising to around the 19,500 level by mid-December 2016. From the beginning of 2017, the weakening of the yen versus the U.S. dollar came to a halt, reflecting the view that market participants would take a wait-and-see stance on policies of the new U.S. administration, and Japanese equity prices saw limited upside, although the Bank of Japan supported equity prices by buying ETFs. The key Tokyo Stock Price Index (the “TOPIX”) rose 12.3% over the fiscal year, from 1,347.20 at the end of March 2016 to 1,512.60 at the end of March 2017. Meanwhile, the Nikkei Stock Average rose 12.8% over the fiscal year, from 16,758.67 at the end of March 2016 to 18,909.26 at the end of March 2017.

Yields on Japanese government debt securities followed a downward trend through July 31, 2016 and an upward trend thereafter. The yield on newly issued 10-year Japanese government debt securities, which fell sharply after the Bank of Japan introduced a negative interest rate policy in January 2016, was in negative territory from the middle of February and fell further into negative territory in June 2016 after the UK voted in a referendum to leave the EU, briefly touching -0.3% in July. However, the yield on newly issued Japanese government debt securities then rose above -0.1% as expectations grew that the Bank of Japan would revise excessive easing policies after its announcement at the conclusion of the BOJ policy board meeting at the end of July that it would carry out a comprehensive assessment of the effects of its policies to date. As previously discussed, the BOJ released the results of its comprehensive assessment in September 2016 and simultaneously launched its policy of “quantitative and qualitative easing with yield curve control”, under which it buys long-term Japanese government debt securities to ensure that the yield on 10-year Japanese government debt securities is around zero. The yield on newly issued Japanese government debt securities was 0.065% at the end of March 2017, and was mostly within the 0.0-0.1% range in January-March 2017, after returning to positive territory in tandem with the sharp rise in U.S. long-term interest rates stoked by expectations for large-scale fiscal policies after Mr. Trump was elected in the U.S. presidential election in November, counter to most projections.

In foreign exchange markets, the dollar/yen exchange rate fluctuated sharply in both directions, strongly influenced by political events in the UK and the U.S. At the end of March 2016 the yen was trading at ¥112-113 versus the U.S. dollar. At the start of fiscal 2016, the dollar/yen exchange rate maintained the strong yen trend dating back to January 2016. Investors sold dollars and bought yen as deep-rooted concerns remained over a slowdown in the global economy, and particularly the Chinese economy, and expectations of further U.S. rate hikes weakened, and furthermore because of wariness about political risk, such as the impending referendum in the UK on leaving the EU in June 2016. The yen briefly strengthened to trade at less than ¥100 versus the U.S. dollar immediately after the UK voted to leave the EU. Uncertainty about the outcome of the November U.S. presidential election then weighed on the dollar/yen exchange rate, which traded in the range of ¥100-105 for a sustained period. After the November 2016 presidential election in the U.S., optimism about the prospects for the global economy grew, and the dollar/yen exchange rate rose to as high as ¥118-119 by mid-December as U.S. interest rates rose. The sharp weakening in the yen was aided also by the widening of the gap between U.S. and Japanese interest rates as yields on 10-year Japanese government debt securities remained at around zero under the yield curve control policy introduced by the Bank of Japan after its September 2016 policy board meeting. Then, as market expectations for the new U.S. administration weakened from the beginning of 2017 and investors became concerned about the presidential elections in France scheduled for April-May, the yen strengthened again versus the dollar and the dollar/yen exchange rate fell back to ¥111-112 at the end of March. Meanwhile, the euro/yen exchange rate started fiscal 2016 at ¥128-129 but fell sharply in the wake of the Brexit vote and traded in the ¥111-117 range in July-October. While interest rates rose around the world after the U.S. presidential election in November 2016, Japanese interest rates were effectively fixed, so the gap between Japanese and European interest rates widened. The euro/yen exchange rate rose to ¥122-123 by December. After this, however, the euro weakened again versus the yen in response to concerns about the French presidential election and other geopolitical risks, as well as in response to moves in global interest rates, and by the end of March 2017 the euro/yen exchange rate had fallen back to ¥118-119.

Overseas

The global economy continued to see a moderate recovery in growth, although the situation varied from region to region. The U.S. raised interest rates in December 2016 and March 2017 in response to a solid domestic economy and improvement in economic sentiment in China and other countries around the world. Japan and Europe continued with large-scale quantitative easing, but with economic sentiment improving and inflation rising in Europe, discussions about a strategy to put an end to this easing also became prominent in the markets. China maintained stable growth on the whole, supported by increased public investment and the effect of policies such as tax breaks on car purchases. Economic conditions remained difficult for Brazil, Russia, and some other resource-rich/oil-producing nations, but with a bottoming in crude oil and other resource prices, currency weakness abated and signs of economic stabilization appeared, including declines in inflation.

In the U.S., the FRB (Federal Reserve Board) was unable to raise interest rates for the second time until December 2016, about a year after its first rate hike, after financial market volatility increased sharply in January 2016 and the UK voted in the June 2016 referendum to leave the EU. The FRB decided to raise rates for the third time, in March 2017, after determining that downside risk to its economic outlook had receded in response to the improvement in the Chinese economy, stability on commodity markets, and the rise in equity prices and improvement in consumer sentiment following Donald Trump’s victory in the U.S. presidential election. Fiscal policy did not change much in 2016, but with the advent of the Trump administration expectations grew for tax reductions, an increase in public works, and higher defense spending. Real GDP growth weakened in January-June 2016 and picked up in July-December 2016, but over 2016 as a whole it slowed to +1.6% year-on-year, from +2.6% in 2015. Corporate earnings in July-December 2016 were higher than in the previous year as the U.S. currency stopped rising and crude oil prices rose. U.S. equity markets were flat through October 2016 but started to rise from November on expectations that pro-business policies would be rolled out with the victory of Donald Trump in the presidential election. The Dow Jones Industrial Average advanced 16.8% to 20,663.22 at the end of March 2017, from 17,685.09 at the end of March 2016. The yield on 10-year U.S. Treasuries was about 2.39% at the end of March 2017, up from about 1.77% at the end of March 2016.

In Europe, the result of the UK referendum on June 23, 2016 ran counter to expectations with the people choosing to leave the EU. In response, risk-off trades took hold around the world on June 24 and equity prices declined. The Bank of England lowered its policy interest rate to 0.25% in August 2016 and decided to carry out quantitative easing policies through the end of January 2017, in response to concerns about downside risks to the economy. Meanwhile, the underlying economy in Europe, including in the UK, remained favorable. The DAX German stock index at the end of March 2017 was 23.6% higher than at the end of March 2016, after Eurozone real GDP grew 1.7% year-on-year in 2016 on strong domestic demand, capex rose, after being held back during the 2012 European debt crisis, and the German government increased spending related to refugees in response to an influx of refugees from the Middle East. The European Central Bank announced in December 2016 that it planned to reduce monthly asset purchases under its quantitative easing program from April 2017, in a so-called tapering, in response to the ebbing of deflationary risk. In response, the yield on German 10-year government bonds rose to 0.3-0.4% by the end of March 2017, up from 0.1-0.2% at the end of March 2016, as market expectations for the ECB to conduct further monetary easing faded and Eurozone inflation came in line with the ECB target, at 2% year-on-year in February 2017.

In Asia, real GDP growth came in at 6.7% year-on-year in China in 2016. This represented a slowdown from 7.3% growth in 2014 and 6.9% growth in 2015 but was nevertheless stable. Domestic construction activity picked up from January-June 2016, contributing to a stable economy, as real estate prices recovered and regional government fund raising improved. Buoyancy in industrial production was supported by a turn to inventory accumulation in the corporate sector in July-December 2016. Earnings improved in the corporate sector, mainly at state-owned companies, supported partly by higher raw material prices after authorities started efforts in May to eliminate excess production capacity in the steel and coal industries. In Asia ex-China, exports picked up as demand in the US and China recovered, and domestic demand was buoyed by economic stimulus measures. India recovered from a temporary disruption in the economy caused by the withdrawal of high-denomination banknotes in November 2016, and continued to restructure, including efforts to strengthen infrastructure, resolve the nonperforming loan problem weighing on the financial sector, reform the tax system, and deregulate foreign direct investment. Indonesia plans to expand investment in infrastructure on the back of improvement in fiscal conditions resulting from a tax amnesty program and the scrapping of fuel subsidies. In the Philippines, we expect the economy to benefit from robust domestic demand, a healthy fiscal situation, and a low debt-to-GDP ratio.

Executive Summary

During the fiscal year ended March 31, 2017, the global economy continued to see a moderate recovery in growth, although the situation varied from region to region. In the US, the real Gross Domestic Product (“GDP”) growth rate weakened in the first half of 2016 and although it picked up in the second half of the year, over 2016 as a whole growth slowed compared with the previous year. However, the Federal Reserve Board (FRB) has raised interest rates twice since December 2016, based on its view that downside risk to its economic outlook has receded. In Europe, including the UK, the underlying economy was favorable as a result of growth in capital expenditure and fiscal spending. In Asia ex-China, exports picked up as demand in the US and China recovered, and domestic demand was buoyed by economic stimulus measures.

The Japanese economy meanwhile expanded at a modest pace. Exports from Japan also embarked on a clear upward trend in July-September 2016 as global manufacturing activity picked up. Capital expenditure improved too. Following Donald Trump’s inauguration as U.S. President in January 2017, at summit talks between the US and Japan in February 2017 the Japanese deputy prime minister and the U.S. vice president agreed to work on creating a new economic dialogue. The Tokyo Stock Price Index (the “TOPIX”) rose from 1,347.20 at the end of March 2016 to 1,512.60 at the end of March 2017, and the Nikkei Stock Average rose from 16,758.67 at the end of March 2016 to 18,909.26 at the end of March 2017. At the end of March 2016 the yen was trading at ¥112-113 versus the U.S. dollar, but the dollar/yen exchange rate fluctuated sharply in both directions, strongly influenced by political events, such as the UK referendum and the U.S. presidential election, and fell back to ¥111-112 at the end of March 2017. The yield on Japanese government debt securities followed a downward trend through July 31, 2016, following the introduction of a negative interest rate policy by the Bank of Japan. Thereafter expectations that the Bank of Japan would revise excessive easing policies coupled with the rise in U.S. long-term interest rates resulted in a return to an upward trend, and the yield on newly issued 10-year Japanese government debt securities was 0.065% at the end of March 2017.

From a regulatory perspective, in addition to the implementations of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura was identified as one of the domestic systemically important banks. As part of the global tightening of the financial regulations, wide-ranging reforms will be further introduced. Nomura will continue to monitor these issues closely and take necessary measures in responding to any such changes.

While our environment is changing drastically, based on our basic philosophy of “placing our clients at the heart of everything we do,” we have continued to transform our domestic business model of Retail Division. Also, we delivered strategic changes in EMEA and the Americas and worked on improving the profitability of our international operations. In our Retail Division, discretionary investment assets under management grew steadily. Our asset Management Division booked ongoing inflows and assets under management climbed to a record high. In our Wholesale Division, the cost base dropped and Fixed Income revenues grew driven by a strong performance in the Rates business.

As a result of these efforts, we generated net revenue of ¥1,403.2 billion for the year ended March 31, 2017, a 0.5% increase from the previous fiscal year. Non-interest expenses decreased by 12.2% to ¥1,080.4 billion, income before income taxes was ¥322.8 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥239.6 billion. Return on equity (“ROE”) was 8.7%. Diluted EPS(1) for the year ended March 31, 2017 was ¥65.65, an increase from ¥35.52 for the year ended March 31, 2016.

We have decided to pay a dividend of ¥11 per share to shareholders of record as of March 31, 2017. As a result, the total annual dividend was ¥20 per share.

(Note) Diluted net income attributable to Nomura Holdings’ shareholders per share.

In our Retail Division, net revenue for the year ended March 31, 2017 decreased by 14.0% from the previous fiscal year to ¥374.4 billion. Non-interest expenses decreased by 2.7% to ¥299.6 billion. As a result, income before income taxes decreased by 41.4% to ¥74.8 billion. Under the basic philosophy of “placing our clients at the heart of everything we do,” we have been working to transform our business model in order to “expand our business by increasing clients’ trust and improving clients’ satisfaction” and to “become a financial institution a lot of people need.” Although we saw slowdown in sales of stocks, investment trusts and insurance due to uncertain market environments, we continued to provide consulting services by responding to clients’ diversifying needs and delivering ideal solutions. As a result, the discretionary investment assets under management grew and we have made steady progress on revenue stabilization. The amount of clients’ assets under management also increased from the previous fiscal year and reached a near-record level.

In our Asset Management Division, net revenue for the year ended March 31, 2017 increased by 4.2% from the previous fiscal year to ¥99.4 billion. Non-interest expenses decreased by 2.8% to ¥57.1 billion. As a result, income before income taxes increased by 15.5% to ¥42.3 billion. In our investment trust business, in spite of cash outflow from money market funds, funds developed in response to regional financial institutions’ demands and ETFs contributed to the increase in assets under management. In our investment advisory business, cash inflow from domestic public pensions continued. Outside of Japan, cash inflow into high yield related products mainly contributed to increasing assets under management. As a result, assets under management increased from the end of the previous fiscal year. In this fiscal year, dividends from the strategic partner American Century Investments also contributed to income.

In our Wholesale Division, net revenue for the year ended March 31, 2017 increased by 2.6% from the previous fiscal year to ¥739.3 billion. Non-interest expenses decreased by 18.0% to ¥577.8 billion, primarily due to decreases in compensation and benefits in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas. As a result, income before income taxes increased by 948.0% to ¥161.4 billion. Global Markets recognized an increase in net revenue compared with the previous fiscal year, led by turnaround of international performance particularly in Fixed Income, offsetting the slowdown in Equites due to low market activity. Regionally, in Americas and EMEA had a strong performance, while Japan and AEJ were roughly flat. For Investment Banking, we ranked No.1 in the Japan Equity Capital Market league table under a challenging environment with significant decreasing equity issuance volumes in Japan. We served as joint global coordinator and joint bookrunner for a number of financings. Outside of Japan, net revenue grew compared to the previous fiscal year with the Americas achieving its highest revenues since the fiscal year ended March 31, 2010. Additionally, we enhanced cross-regional and cross-divisional collaboration, which resulted in a number of notable M&A transactions and its related financing or Solutions deals including interest and currency hedging across all regions.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen, except percentages
	Year ended March 31
	2015	2016	2017
Non-interest revenues:
Commissions	¥453,401	¥431,959	¥327,129
Fees from investment banking	95,083	118,333	92,580
Asset management and portfolio service fees	203,387	229,006	216,479
Net gain on trading	531,337	354,031	475,587
Gain on private equity investments	5,502	13,761	1,371
Gain (loss) on investments in equity securities	29,410	(20,504)	7,708
Other	175,702	156,460	153,626

Total Non-interest revenues	1,493,822	1,283,046	1,274,480
Net interest revenue	110,354	112,635	128,717

Net revenue	1,604,176	1,395,681	1,403,197
Non-interest expenses	1,257,417	1,230,523	1,080,402

Income before income taxes	346,759	165,158	322,795
Income tax expense	120,780	22,596	80,229

Net income	¥225,979	¥142,562	¥242,566
Less: Net income attributable to noncontrolling interests	1,194	11,012	2,949

Net income attributable to NHI shareholders	¥224,785	¥131,550	¥239,617

Return on equity	8.6%	4.9%	8.7%

Net revenue increased by 1% from ¥1,395,681 million for the year ended March 31, 2016 to ¥1,403,197 million for the year ended March 31, 2017. The increase is primarily due to high performance in Global Markets in the American and European regions. Commissions decreased by 24% from ¥431,959 million for the year ended March 31, 2016 to ¥327,129 million for the year ended March 31, 2017 primarily due to a decrease in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Fees from investment banking decreased by 22% from ¥118,333 million for the year ended March 31, 2016 to ¥92,580 million for the year ended March 31, 2017 primarily due to decrease in revenue from ECM. Asset management and portfolio service fees decreased by 5% from ¥229,006 million for the year ended March 31, 2016 to ¥216,479 million for the year ended March 31, 2017 primarily due to a decrease in assets under management early in the fiscal year. Net gain on trading increased by 34% from ¥354,031 million for the year ended March 31, 2016 to ¥475,587 million for the year ended March 31, 2017, primarily driven by high performance in our Fixed Income business. Net gain on trading also included total losses of ¥20.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spreads during the fiscal year. Gain on private equity investments decreased by 90% from ¥13,761 million for the year ended March 31, 2016 to ¥1,371 million for the year ended March 31, 2017 primarily due to lack of gains from the sale of our investment in Mitsui Life Insurance during the previous fiscal year. Other decreased by 2% from ¥156,460 million for the year ended March 31, 2016 to ¥153,626 million for the year ended March 31, 2017.

As a result of early adoption of Accounting Standards Update (“ASU”) 2016-01, “Recognition and measurement of financial assets and financial liabilities” as of April 2016, unrealized changes in the fair value of financial liabilities elected for the fair value option due to Nomura’s own creditworthiness are now presented through other comprehensive income rather than earnings. As a result, losses of ¥12,147 million which would otherwise have been recognized through earnings were recognized through other comprehensive income during the year ended March 31, 2017. See Note 1 “1. Basis of accounting and summary of accounting policies” in our consolidated financial statements included within this annual report for further information about the early adoption of ASU 2016-01.

Net revenue decreased by 13% from ¥1,604,176 million for the year ended March 31, 2015 to ¥1,395,681 million for the year ended March 31, 2016. The decrease is primarily due to slower performance in our Fixed Income business as a result of the challenging trading environment and the impact of settlement of legal proceedings with Banca Monte dei Paschi di Siena SpA (“MPS”). Commissions decreased by 5% from ¥453,401 million for the year ended March 31, 2015 to ¥431,959 million for the year ended March 31, 2016 primarily due to a decrease in commissions received from the distribution of investment trusts in Japan. Fees from investment banking increased by 24% from ¥95,083 million for the year ended March 31, 2015 to ¥118,333 million for the year ended March 31, 2016 primarily due to revenue from M&A, ECM and our solution businesses associated with fund raising. Asset management and portfolio service fees increased by 13% from ¥203,387 million for the year ended March 31, 2015 to ¥229,006 million for the year ended March 31, 2016 primarily due to an increase in assets under management driven by positive net inflows into ETFs and investment trusts for discretionary investments. Net gain on trading decreased by 33% from ¥531,337 million for the year ended March 31, 2015 to ¥354,031 million for the year ended March 31, 2016, primarily driven by slower performance in our Fixed Income business and the impact of settlement of legal proceedings with MPS. Net gain on trading also included total gains of ¥28.3 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net gain was primarily due to the widening of Nomura’s credit spreads during the period. Gain on private equity investments increased by 150% from ¥5,502 million for the year ended March 31, 2015 to ¥13,761 million for the year ended March 31, 2016. Other decreased by 11% from ¥175,702 million for the year ended March 31, 2015 to ¥156,460 million for the year ended March 31, 2016, primarily due to unrealized losses from our investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) and a decrease in net income from other affiliated companies.

Net interest revenue was ¥110,354 million for the year ended March 31, 2015, ¥112,635 million for the year ended March 31, 2016 and ¥128,717 million for the year ended March 31, 2017. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2017, interest revenue, including the dividend from American Century Investments, was largely unchanged and interest expense decreased by 5% from the year ended March 31, 2016. As a result, Net interest revenue for the year ended March 31, 2017 increased by ¥16,082 million from the year ended March 31, 2016. For the year ended March 31, 2016, interest revenue increased by 1%, primarily due to an increase in dividend income and interest income on reverse repurchase agreements and interest expense was largely unchanged with the year ended March 31, 2015. As a result, Net interest revenue for the year ended March 31, 2016 increased by ¥2,281 million from the year ended March 31, 2015.

Gain (loss) on investments in equity securities was ¥29,410 million for the year ended March 31, 2015, ¥(20,504) million for the year ended March 31, 2016 and ¥7,708 million for the year ended March 31, 2017. This includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses for the year ended March 31, 2017 decreased by 12% from ¥1,230,523 million for the year ended March 31, 2016 to ¥1,080,402 million primarily due to a decrease in compensation and benefits in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas.

Non-interest expenses for the year ended March 31, 2016 decreased by 2% from ¥1,257,417 million for the year ended March 31, 2015 to ¥1,230,523 million primarily due to a decrease in compensation and benefits and commissions and floor brokerage expenses which were partially offset by employee termination costs recognized in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Non-interest expenses for the year ended March 31, 2015 increased by 5% from ¥1,195,456 million for the year ended March 31, 2014 to ¥1,257,417 million primarily due to an increase in fees paid by our Asset Management Division as a result of an increase in assets under management, increases in other various expenses as a result of the new Asian subsidiary acquired during the year ended March 31, 2015, and the impact of exchange rate fluctuations, especially depreciation of the Japanese Yen, on expenses incurred by our overseas businesses.

Income before income taxes was ¥346,759 million for the year ended March 31, 2015, ¥165,158 million for the year ended March 31, 2016 and ¥322,795 million for the year ended March 31, 2017.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 36% for the fiscal year ended March 31, 2015, approximately 33% for the fiscal year ended March 31, 2016 and approximately 31% for the fiscal year ended March 31, 2017. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2017 was ¥80,229 million, representing an effective tax rate of 24.9%. The significant factors causing the difference between the effective tax rate of 24.9% and the effective statutory tax rate of 31% were changes in deferred tax valuation allowance which decreased the effective tax rate by 10.8% but partially offset by non-deductible expenses which increased the effective tax rate by 2.9%.

Income tax expense for the year ended March 31, 2016 was ¥22,596 million, representing an effective tax rate of 13.7%. The significant factors causing the difference between the effective tax rate of 13.7% and the effective statutory tax rate of 33% were changes in deferred tax valuation allowance which increased the effective tax rate by 36.1% but partially offset by Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates which decreased the effective tax rate by 54.8%.

Income tax expense for the year ended March 31, 2015 was ¥120,780 million, representing an effective tax rate of 34.8%. The significant factors causing the difference between the effective tax rate of 34.8% and the effective statutory tax rate of 36% were non-deductible expenses which increased the effective tax rate by 5.9%, changes in deferred tax valuation allowance which increased the effective tax rate by 5.1% but partially offset by non-taxable revenue which decreased the effective tax rate by 4.7%.

Net income attributable to NHI shareholders was ¥224,785 million for the year ended March 31, 2015, ¥131,550 million for the year ended March 31, 2016 and ¥239,617 million for the year ended March 31, 2017, respectively. Our return on equity for the year ended March 31, 2015, 2016 and 2017 was 8.6%, 4.9% and 8.7%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain on investments in equity securities, our share of equity in the earnings (losses) of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Retail

In our Retail Division, our sales activities focus on providing consultation services and investment proposals to clients for which we receive commissions and fees. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2015	2016	2017
Non-interest revenues	¥471,565	¥429,948	¥369,503
Net interest revenue	4,940	5,686	4,931

Net revenue	476,505	435,634	374,434
Non-interest expenses	314,675	308,003	299,642

Income before income taxes	¥161,830	¥127,631	¥74,792

Net revenue decreased by 14% from ¥435,634 million for the year ended March 31, 2016 to ¥374,434 million for the year ended March 31, 2017, primarily due to a lack of activity by retail investors because of market uncertainty.

Net revenue decreased by 9% from ¥476,505 million for the year ended March 31, 2015 to ¥435,634 million for the year ended March 31, 2016, primarily due to the market turmoil from August 2015 which led to a slowdown in sales of stocks and investment trusts.

Non-interest expenses decreased by 3% from ¥308,003 million for the year ended March 31, 2016 to ¥299,642 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits.

Non-interest expenses decreased by 2% from ¥314,675 million for the year ended March 31, 2015 to ¥308,003 million for the year ended March 31, 2016, primarily due to decreases in compensation and benefits and information technology-related expenses.

Income before income taxes was ¥161,830 million for the year ended March 31, 2015, ¥127,631 million for the year ended March 31, 2016, and ¥74,792 million for the year ended March 31, 2017.

The following table shows the breakdown of Retail non-interest revenues for the year ended March 31, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2016	2017
Commissions	¥220,266	¥171,834
Brokerage commissions	78,870	62,796
Commissions for distribution of investment trusts	93,597	82,265
Other commissions	47,799	26,773
Net gain on trading	86,360	85,269
Fees from investment banking	35,894	27,292
Asset management fees	85,328	81,761
Others	2,100	3,347

Non-interest revenues	¥429,948	¥369,503

Commissions decreased by 22% from ¥220,266 million for the year ended March 31, 2016 to ¥171,834 million for the year ended March 31, 2017, primarily due to a slowdown in sales of stocks and investment trusts. Net gain on trading decreased by 1% from ¥86,360 million for the year ended March 31, 2016 to ¥85,269 million for the year ended March 31, 2017. Fees from investment banking decreased by 24% from ¥35,894 million for the year ended March 31, 2016 to ¥27,292 million for the year ended March 31, 2017, primarily due to a decrease in large capital market transactions. Asset management fees decreased by 4% from ¥85,328 million for the year ended March 31, 2016 to ¥81,761 million for the year ended March 31, 2017, primarily due to there being a lower level of client assets in first half of the fiscal year. Others increased by 59% from ¥2,100 million for the year ended March 31, 2016 to ¥3,347 million for the year ended March 31, 2017.

Retail Client Assets

The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2016 and 2017. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2016
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥67.2	¥14.5	¥(14.1)	¥(7.4)	¥60.2
Bonds	18.5	67.4	(67.8)	(0.8)	17.3
Stock investment trusts	10.3	4.1	(3.7)	(2.1)	8.6
Bond investment trusts	7.3	0.8	(0.9)	0.1	7.3
Overseas mutual funds	1.8	0.1	(0.4)	(0.1)	1.4
Others	4.4	2.0	(0.7)	0.1	5.8

Total	¥109.5	¥88.9	¥(87.6)	¥(10.2)	¥100.6

	Trillions of yen
	Year ended March 31, 2017
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥60.2	¥11.7	¥(11.9)	¥6.3	¥66.3
Bonds	17.3	25.9	(24.9)	(0.7)	17.6
Stock investment trusts	8.6	3.4	(3.4)	0.2	8.8
Bond investment trusts	7.3	1.4	(1.3)	(0.1)	7.3
Overseas mutual funds	1.4	0.1	(0.2)	—	1.3
Others	5.8	1.4	(0.6)	(0.2)	6.4

Total	¥100.6	¥43.9	¥(42.3)	¥5.5	¥107.7

Retail client assets increased by ¥7.1 trillion from ¥100.6 trillion as of March 31, 2016 to ¥107.7 trillion as of March 31, 2017. The balances of our clients’ equity and equity-related products increased by ¥6.1 trillion from ¥60.2 trillion as of March 31, 2016 to ¥66.3 trillion as of March 31, 2017, primarily due to a turnaround within the Japanese equity market. The balances of our clients’ investment trusts increased by ¥0.1 trillion from ¥17.3 trillion as of March 31, 2016 to ¥17.4 trillion as of March 31, 2017.

Retail client assets decreased by ¥8.9 trillion from ¥109.5 trillion as of March 31, 2015 to ¥100.6 trillion as of March 31, 2016. The balances of our clients’ equity and equity-related products decreased by ¥7.0 trillion from ¥67.2 trillion as of March 31, 2015 to ¥60.2 trillion as of March 31, 2016, mainly due to the deterioration in Japanese equity markets. The balances of our clients’ investment trusts decreased by ¥2.1 trillion from ¥19.4 trillion as of March 31, 2015 to ¥17.3 trillion as of March 31, 2016, mainly due to the deterioration in Japanese equity market.

Asset Management

Our Asset Management Division is conducted principally through NAM. We earn portfolio management fees through the development and management of investment trusts, which are distributed by NSC, other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues generally consist of asset management and portfolio service fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2015	2016	2017
Non-interest revenues	¥88,802	¥91,014	¥90,025
Net interest revenue	3,552	4,395	9,402

Net revenue	92,354	95,409	99,427
Non-interest expenses	60,256	58,743	57,094

Income before income taxes	¥32,098	¥36,666	¥42,333

Net revenue increased by 4% from ¥95,409 million for the year ended March 31, 2016 to ¥99,427 million for the year ended March 31, 2017, primarily due to an increase in assets under management and contribution from income revenues.

Net revenue increased by 3% from ¥92,354 million for the year ended March 31, 2015 to ¥95,409 million for the year ended March 31, 2016, primarily due to inflows into our investment trust business and investment advisory business..

Non-interest expenses decreased by 3% from ¥58,743 million for the year ended March 31, 2016 to ¥57,094 million for the year ended March 31, 2017, primarily due to effective management of costs.

Non-interest expenses decreased by 3% from ¥60,256 million for the year ended March 31, 2015 to ¥58,743 million for the year ended March 31, 2016 due to certain non-recurring expenditures during the year ended March 31, 2015.

Income before income taxes was ¥32,098 million for the year ended March 31, 2015, ¥36,666 million for the year ended March 31, 2016 and ¥42,333 million for the year ended March 31, 2017.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2016 and 2017.

	Billions of yen
	Year ended March 31, 2016
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd	¥43,261	¥37,357	¥(34,435)	¥(2,715)	¥43,468
Nomura Funds Research and Technologies Co., Ltd.	3,021	854	(991)	192	3,076
Nomura Corporate Research and Asset Management Inc.	1,685	762	(681)	(157)	1,609
Nomura Private Equity Capital Co., Ltd.	178	1	(3)	(176)	—

Combined total	48,145	38,974	(36,110)	(2,856)	48,153
Shared across group companies	(8,836)	(2,494)	3,485	(228)	(8,073)

Total	¥39,309	¥36,480	¥(32,625)	¥(3,084)	¥40,080

	Billions of yen
	Year ended March 31, 2017
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥43,468	¥28,199	¥(27,382)	¥3,140	¥47,425
Nomura Funds Research and Technologies Co., Ltd.	3,076	518	(999)	244	2,839
Nomura Corporate Research and Asset Management Inc.	1,609	973	(528)	303	2,357

Combined total	48,153	29,690	(28,909)	3,687	52,621
Shared across group companies	(8,073)	(2,020)	2,770	(939)	(8,262)

Total	¥40,080	¥27,670	¥(26,139)	¥2,748	¥44,359

Assets under management were ¥44.4 trillion as of March 31, 2017, a ¥5.1 trillion increase from March 31, 2015 (increased due to positive net inflows of ¥5.4 trillion and partially offset by market depreciation of ¥0.3 trillion) and a ¥4.3 trillion increase from March 31, 2016 (increased due to positive net inflows of ¥1.5 trillion and market appreciation of ¥2.7 trillion). In our investment trust business, there was a net inflow into funds representing a wide range of investment assets including ETFs, products for discretionary investments and privately placed funds. In our investment advisory business, there was an increase in mandates from domestic and overseas clients.

The following table presents NAM’s share, in terms of net asset value, of the Japanese asset management market as of March 31, 2015, 2016 and 2017.

	March 31
	2015	2016	2017
Total of publicly offered investment trusts	24%	25%	26%
Stock investment trusts	20%	21%	23%
Bond investment trusts	43%	46%	44%

The investment trust assets included in assets under management by NAM were ¥29.3 trillion as of March 31, 2017, a ¥3.1 trillion or 12% increase from March 31, 2016. The increase is due to positive net inflows of ¥1.8 trillion and market appreciation of ¥1.3 trillion. The balances of investment trusts, such as, the TOPIX ETF, the Nikkei 225 ETF, were increased.

The investment trust assets included in assets under management by NAM were ¥26.2 trillion as of March 31, 2016, similar to that of previous year ended March 31, 2015. The positive net inflows of ¥2.9 trillion were offset by market depreciation of ¥2.9 trillion. The balances of investment trusts, such as the Japan Enterprise Value Improvement Fund, Nomura Templeton Total Return and Nomura Fund Wrap International Bond Course increased.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Non-interest revenues	¥626,228	¥571,322	¥564,877
Net interest revenue	163,639	148,955	174,379

Net revenue	789,867	720,277	739,256
Non-interest expenses	707,671	704,872	577,809

Income before income taxes	¥82,196	¥15,405	¥161,447

Net revenue increased by 3% from ¥720,277 million for the year ended March 31, 2016 to ¥739,256 million for the year ended March 31, 2017. Equities and Investment Banking reported lower revenues year on year, while Fixed Income revenue increased primarily due to strong performance in Rates and spread products.

Net revenue decreased by 9% from ¥789,867 million for the year ended March 31, 2015 to ¥720,277 million for the year ended March 31, 2016. Our Equities business and Investment Banking recognized higher revenues year on year, while our Fixed Income business had a challenging year in spread products, such as in our Credit and Securitized Products businesses.

Non-interest expenses decreased by 18.0% from ¥704,872 million for the year ended March 31, 2016 to ¥577,809 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits by the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Non-interest expenses decreased by 0.4% from ¥707,671 million for the year ended March 31, 2015 to ¥704,872 million for the year ended March 31, 2016, primarily due to decreases in compensation and benefits and commissions and floor brokerage costs partially offset by an increase of expenses in employee termination costs recognized in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Income before income taxes was ¥82,196 million for the year ended March 31, 2015, ¥15,405 million for the year ended March 31, 2016 and ¥161,447 million for the year ended March 31, 2017.

Global Markets

We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Retail and Asset Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our clients. These ties enable us to identify the types of product of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.

The following table shows financial data for Global Markets. These figures are non-GAAP financial measures prepared on a management accounting basis that we believe are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Global Markets as an individual business line, which we believe can help enhance the understanding of underlying trends in Global Markets. For a reconciliation of the financial data for Global Markets to the operating results of our Wholesale segment, see “Reconciliation for Global Markets and Investment Banking Financial Data” below.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Net revenue	¥683,399	¥600,300	¥643,148
Non-interest expenses	585,850	580,253	477,182

Income before income taxes	¥97,549	¥20,047	¥165,966

Net revenue increased by 7% from ¥600,300 million for the year ended March 31, 2016 to ¥643,148 million for the year ended March 31, 2017. In our Fixed Income businesses, Net revenue increased from ¥275,162 million for the year ended March 31, 2016 to ¥411,277 million for the year ended March 31, 2017. Revenues increased primarily in our Rates and spread products businesses such as Credit and Securitized Products due to recovering increased client activity as market uncertainty from political events like the EU referendum in the UK and the U.S. presidential election cleared. In our Equities business, Net revenue decreased from ¥325,138 million for the year ended March 31, 2016 to ¥231,871 million for the year ended March 31, 2017. Year on year revenues decreased primarily due to the restructuring of our Equities business in EMEA and there was a nonrecurring gain on the disposal of our investment in Chi-X in the year ended March 31, 2016.

Net revenue decreased by 12% from ¥683,399 million for the year ended March 31, 2015 to ¥600,300 million for the year ended March 31, 2016. In our Fixed Income business, Net revenue decreased from ¥396,944 million for the year ended March 31, 2015 to ¥275,162 million for the year ended March 31, 2016. The trading environment was impacted by rapid spread-widening, plunging liquidity and market disruption following the introduction of negative rates policy in Japan in January 2016. Revenues decreased mainly due to the under-performance in spread products and a slowdown in our Rates business, particularly in Japan. In our Equities business, Net revenue increased from ¥286,455 million for the year ended March 31, 2015 to ¥325,138 million for the year ended March 31, 2016 due to a strong performance in Japan amid heightened volatility and in the Americas because of gains recognized in connection with the partial disposal of our investment in Chi-X.

In accordance with the realignments of our Global Markets business during the year ended March 31, 2016, comprehensive amounts for the Fixed Income and Equities for the year ended March 31, 2015 have been reclassified.

Non-interest expenses decreased by 18% from ¥580,253 million for the year ended March 31, 2016 to ¥477,182 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits through the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Non-interest expenses decreased by 1% from ¥585,850 million for the year ended March 31, 2015 to ¥580,253 million for the year ended March 31, 2016, primarily due to decreases in compensation and benefits, partially offset by an increase of expenses in our overseas businesses as a result of depreciation of the Japanese Yen.

Income before income taxes was ¥97,549 million for the year ended March 31, 2015, ¥20,047 million for the year ended March 31, 2016 and ¥165,966 million for the year ended March 31, 2017.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity and other financial instruments in major financial markets, such as Asia, Europe and the U.S. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

The following table shows financial data for Investment Banking. These figures are non-GAAP financial measures prepared on a management accounting basis that we believe are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Investment Banking as an individual business line, which we believe can help enhance the understanding of underlying trends in Investment Banking. For a reconciliation of the financial data for Investment Banking to the operating results of our Wholesale segment, see “Reconciliation for Global Markets and Investment Banking Financial Data” below.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Investment Banking (gross) revenue (1)(2)	¥195,617	¥205,702	¥167,806
Allocation to other divisions (3)	(89,149)	(85,725)	(71,698)

Net revenue	106,468	119,977	96,108
Non-interest expenses	121,821	124,619	100,627

Income (loss) before income taxes	¥(15,353)	¥(4,642)	¥(4,519)

(1)	Investment Banking (gross) revenue represents gross revenue generated by investment banking transactions in Investment Banking, including revenue attributable to other business lines that we allocate to Global Markets and our other business segments.

(2)	We have reclassified certain prior period amounts of Investment Banking to conform to the current period presentation.

(3)	Where transactions in Investment Banking involve business lines other than Investment Banking, we allocate a portion of Investment Banking (gross) revenue to such other business lines and record it as net revenue of Global Markets or our other business segments, as applicable.

Net revenue decreased by 20% from ¥119,977 million for the year ended March 31, 2016 to ¥96,108 million for the year ended March 31, 2017, primarily due to decreases in large transactions of our ECM business.

Net revenue increased by 13% from ¥106,468 million for the year ended March 31, 2015 to ¥119,977 million for the year ended March 31, 2016, primarily due to large transactions of our M&A and ECM businesses and the realized gain from our investment in Mitsui Life Insurance.

Non-interest expenses decreased by 20% from ¥124,619 million for the year ended March 31, 2016 to ¥100,627 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits through the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Non-interest expenses increased by 2% from ¥121,821 million for the year ended March 31, 2015 to ¥124,619 million for the year ended March 31, 2016, primarily due to increased expenses incurred by our overseas businesses due to the depreciation of the Japanese Yen.

Loss before income taxes was ¥15,353 million for the year ended March 31, 2015, ¥4,642 million for the year ended March 31, 2016 and ¥4,519 million for the year ended March 31, 2017.

Reconciliation for Global Markets and Investment Banking Financial Data

The following table presents a reconciliation of the Global Markets and Investment Banking financial data presented above, which are non-GAAP financial measures, to net revenue, non-interest expenses and income (loss) before income taxes for our Wholesale segment.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Wholesale net revenue:
Global Markets net revenue	¥683,399	¥600,300	¥643,148
Investment Banking net revenue:
Investment Banking (gross) revenue (1)(2)	195,617	205,702	167,806
Allocation to other divisions (3)	(89,149)	(85,725)	(71,698)

Total Investment Banking net revenue	106,468	119,977	96,108

Total Wholesale net revenue	¥789,867	720,277	739,256

Wholesale non-interest expenses:
Global Markets non-interest expenses	¥585,850	580,253	477,182
Investment Banking non-interest expenses	121,821	124,619	100,627

Total Wholesale non-interest expenses	¥707,671	704,872	577,809

Wholesale income (loss) before income taxes:
Global Markets income before income taxes	¥97,549	20,047	165,966
Investment Banking income (loss) before income taxes	(15,353)	(4,642)	(4,519)

Total Wholesale income before income taxes	¥82,196	¥15,405	¥161,447

(1)	Investment Banking (gross) revenue represents gross revenue generated by investment banking transactions in Investment Banking, including revenue attributable to other business lines that we allocate to Global Markets and our other business segments.

(2)	We have reclassified certain prior period amounts of Investment Banking to conform to the current period presentation.

(3)	Where transactions in Investment Banking involve business lines other than Investment Banking, we allocate a portion of Investment Banking (gross) revenue to such other business lines and record it as net revenue of Global Markets or our other business segments, as applicable.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 21 “Segment and geographic information” in our consolidated financial statements included within this annual report.

Income before income taxes in Other operating results was ¥45,950 million for the year ended March 31, 2015, ¥6,147 million for the year ended March 31, 2016 and ¥37,607 million for the year ended March 31, 2017.

Other operating results for the year ended March 31, 2017 include the positive impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥16.6 billion and gains from changes in counterparty credit spreads of ¥8.8 billion.

As a result of early adoption of ASU 2016-01 as of April 2016, unrealized changes in the fair value of financial liabilities elected for the fair value option due to Nomura’s own creditworthiness are now presented through other comprehensive income rather than earnings. As a result, losses of ¥12,147 million which would otherwise have been recognized through earnings were recognized through other comprehensive income during the year ended March 31, 2017. See Note 1 “1. Basis of accounting and summary of accounting policies” in our consolidated financial statements included within this annual report for further information about the early adoption of ASU 2016-01.

Other operating results for the year ended March 31, 2016 include gains from changes in the fair value of certain financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥23.1 billion, the positive impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥4.4 billion and losses from changes in counterparty credit spreads of ¥12.3 billion.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2 “6. Operating, Financial and Cash Flow Analyses”, “(5) Liquidity and Capital Resources.”

Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5 “1. Consolidated Financial Statements and Other”, Note 2 “Fair value measurements” as well as Note 3 “Derivative instruments and hedging activities.”

Risk management of trading activity

Nomura adopts Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1)	Assumption on VaR

•	Confidence level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2)	Records of VaR

	Billions of yen
	March 31, 2016	March 31, 2017
Equity	0.9	0.7
Interest rate	3.8	2.7
Foreign exchange	0.8	1.7
Subtotal	5.5	5.0
Diversification benefit	(2.0)	(1.7)
VaR	3.5	3.3

	Billions of yen
	Year ended March 31, 2017
	Maximum	Minimum	Average
VaR	6.7	2.7	4.3

2. Management Policy, Business Environment and Current Challenges.

Any referrals to the future mentioned below are determined as of March 31, 2017.

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. As “Asia’s global investment bank,” Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to economic growth and development of society. In order to enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes earnings per share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are primarily focusing on ensuring that profits are recorded by all divisions and regions. We are committed to continuing business model transformation in Japan as well as aiming to improve profitability of our international operations under Vision C&C slogan, so that we will be able to build a solid foundation to generate profits even in severe market environments.

We will ensure a flexible and robust response to changes in the global operating environment related to international financial regulations and progress in various innovations; and make efforts to monitor international political situation which is changing rapidly, so that we will be able to maintain robust financial position and to use management resources effectively by improving capital efficiency among others.

The challenges and strategies in each division are as follows:

•	Retail Division

In Retail Division, we have been working to transform our business model in order to “expand our business by increasing clients’ trust and improving clients’ satisfaction” and to “become financial institution a lot of people need.” We are aiming to improve clients’ satisfaction and expand our business by responding to clients’ diversifying needs. We also focus on providing a broad range of clients with value-added solutions through face-to-face consulting services, seminars, online and call center channels, so that we will win greater trust from account holders as well as new clients.

•	Asset Management Division

We intend to increase assets under management and expand our client base in (i) our investment trust business, by providing clients with a diverse range of investment opportunities to meet investors’ various needs, and (ii) our investment advisory business, by providing value-added investment services to our clients on a global basis. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance and to meet clients’ various needs.

•	Wholesale Division

Global Markets has been focusing on delivering differentiated and competitive products and solutions to our clients by leveraging our global capabilities in trading, research, and global distribution. We aim to provide uninterrupted liquidity to our clients across asset classes and markets, and strive to offer best-in-class market access and execution services.

In Investment Banking, we continue to enhance our structure to further provide cross-border M&A, as well as to support our clients with financing in both domestic and overseas markets amid the globalization of our clients’ business activities. We also continue to provide solution business services including interest and currency hedging associated with our M&A and financing services.

In our Wholesale Division, in order to provide quality services to meet the needs of our clients, we deploy the firm’s resources to areas of competitive advantage. We continue to reinforce the connectivity between Global Markets, Investment Banking, as well as among divisions and regions, to holistically meet capital markets needs of our clients. We will strive to continuously improve our products and services, as well as to make use of our competitive advantage in the Asia-Pacific region, so that we can meet the evolving needs of our clients along with the changes in macroeconomic and the market environment.

Risk Management and Compliance, etc.

Nomura Group has established its risk appetite which articulates the risks that the firm is willing to assume in pursuit of its corporate vision, strategic objectives and business plan. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. In addition to complying with laws and regulations, we will continuously review and improve our internal compliance system and rules for the purpose of promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015, based on our experiences including the business improvement order in connection with public stock offerings in 2012 against our subsidiary, Nomura Securities Co. Ltd. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We will also further enhance and reinforce our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

Through the efforts described above, we are strengthening the earnings power of the entire Nomura Group and working to achieve our management targets and to maximize corporate value. We will advance collaboration across regions and among our three Divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as “Asia’s global investment bank”.

3. Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

Our business and revenues may be affected by any adverse changes in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. Even in the absence of a prolonged market or economic downturn, changes in market volatility and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations. For example, in June 2016, the people of the United Kingdom voted to leave the European Union. Withdrawal from the European Union may affect our business because London office serves as our EMEA headquarters. This event may also result in additional costs when we review structure of business operations and personnel distribution. In addition, in recent years, the Bank of Japan and central banks in many major economies have been pursuing an expansionary monetary policy, including in some cases the introduction of negative interest rates. The prolonged implementation of a negative interest rate policy or the further lowering of negative interest rates in one or more countries as well as further decreases in yields of financial assets in the financial markets may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees and commissions for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management business.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients. For example, due in part to the continued slowdown in financing activities resulting primarily from the worsened and prolonged impact of the European sovereign debt crisis in 2011, our Investment Banking net revenue for the years ended March 31, 2012 and March 31, 2013 decreased by 15.9% and 15.0% from the previous years, respectively.

Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads from these services, are directly correlated with the number and size of the transactions in which we participate and would therefore decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amounts. In addition, the use of electronic trading has increased across capital markets products and has put pressure on trading commissions and bid-offer spreads in our industry due to the increased competition of our electronic trading business. Although trade volumes may increase due to the availability of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underlyings, as well as loans, reverse repurchase agreements and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets that we do not own, or have short positions, an upturn in prices of the assets could expose us to potentially significant losses. Although we seek to mitigate these position risks with a variety of hedging techniques, these market movements could result in us incurring losses. We may also incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated.

Our businesses have been, and may continue to be, affected by changes in market volatility levels. Certain of our trading businesses such as those engaged in trading and arbitrage opportunities depend on market volatility to generate revenues. Lower volatility may lead to a decrease in business opportunities which may affect the results of operations of these businesses. On the other hand, higher volatility, while it can increase trading volumes and spreads, also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to higher risks in connection with our market-making and proprietary businesses. Higher volatility can also cause us to reduce the outstanding positions or size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. We also structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2017, absent other changes, we estimate that the aggregate fair value of assets that will be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥20.2 billion and ¥47.5 billion, respectively.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding large and concentrated positions of certain securities can expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization, acquiring newly-issued convertible debt securities through third-party allotment or providing business solutions to meet clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).

Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants that could occur, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets which we hold. Also, in the event that a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.

Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical behavior of market data, the movement of each data in future financial market may not be the same as was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial instruments developed through financial engineering and innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.

Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

We may have to recognize impairment charges with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. We also possess tangible and intangible assets other than those stated above.

We may have to recognize impairment charges, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and if recognized, such changes may adversely affect our financial condition and results of operations. For example, during the years ended March 31, 2014 and March 31, 2015 we recognized goodwill impairment charges of ¥2,840 million and ¥3,188 million, respectively.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our business. We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of our creditworthiness or deterioration in market conditions. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase agreements and securities lending transactions, long-term borrowings and the issuance of long-term debt securities, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access unsecured or secured funding

We continuously access unsecured funding from issuance of securities in the short-term credit markets and debt capital markets as well as bank borrowings to finance our day-to-day operations, including refinancing. We also enter into repurchase agreements and securities lending transactions to raise secured funding for our trading businesses. An inability to access unsecured or secured funding or funding at significantly higher cost than normal levels could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn,

•	regulatory authorities take significant action against us, or

•	our credit rating is downgraded.

In addition to the above, our ability to borrow in the debt capital markets could also be adversely impacted by factors that are not specific to us, such as reductions in banks’ lending capacity, a severe disruption of the financial and credit markets, negative views about the general prospects for the investment banking, brokerage or financial services industries, or negative market perceptions of Japan’s financial soundness.

We may be unable to sell assets

If we are unable to raise funds or if our liquidity declines significantly, we will need to liquidate assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, or we may have to sell at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell assets may also be adversely impacted by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could impact our funding

Our funding depends significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. Future downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our result of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the Great East Japan Earthquake in March 2011, fiscal problems in the U.S. and European countries which became apparent starting the same year, the political crisis in Ukraine which began in late 2013, the terrorist attacks in Paris in November 2015, the terrorist attacks in Brussels in March 2016 and the terrorist attacks in London in June 2017, but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements, laws and other related rules which may make our trading strategy obsolete, less competitive or no longer viable, or

•	an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•	the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to nondelivery by the counterparty, such as monoline insurers (financial guarantors) which are counterparties to credit default swaps or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Issues related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the creditworthiness of or a default by, a certain financial institution could lead to significant liquidity problems or losses in, or defaults by, other financial institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our funding operations may be adversely affected if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry faces intense competition

Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has undergone deregulation. In accordance with the amendments to the Securities and Exchange Law of Japan (which has been renamed as the Financial Instruments and Exchange Act of Japan (“FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated. Therefore, as our competitors will be able to cooperate more closely with their affiliated commercial banks, banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the sales and trading, investment banking and retail businesses.

Increased consolidation, business alliance and cooperation in the financial services groups industry mean increased competition for us

There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. Recently, these large financial services groups have been further developing business linkage within their respective groups in order to provide comprehensive financial services to clients. These financial services groups continue to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of framework of existing corporate groups and recent alliances with non-financial companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances.

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to maintain and develop our operations in these regions and the U.S. After the acquisition, however, market structures have changed drastically due to the scaling back of market-related businesses by European financial institutions and the monetary easing policies by central banks of each country, resulting in decline in whole market liquidity. In light of this challenging business environment, we have endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability. For example, we made strategic changes to our Wholesale businesses in EMEA and the Americas in 2016 in order to reallocate resources towards our areas of expertise and most profitable business lines. However, failure to realize the full benefits of these efforts may adversely affect our global businesses, financial condition and results of operations.

Our business is subject to various operational risks

We classify and define operational risk as the risk of loss resulting from inadequate or failed internal processes, personnel, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to our reputation if caused by an operational risk.

Operational risk is inherent in all our products, activities, processes and systems which therefore can potentially have a direct financial impact on us or an indirect financial impact through a disruption to our business, regulatory sanctions, loss of clients, reputational damage or damage to the health and safety of our management and employees. While we have established a robust framework to manage and mitigate the impact of operational risks within us, prevention of the following key specific types of key operational risks occurring remains challenging:

Event Category	Definition
Internal Fraud	Intentional breach of laws, rules, regulations or internal policies and procedures.

Mis-selling	Offering of products and services which are not commensurate with the client’s knowledge, experience, asset status and investment purpose as well as his/her ability to make judgment regarding risk management, or failure to provide sufficient information about the risks associated with the products and services offered.

Regulatory non- Compliance	Violation of financial and other applicable laws, rules or regulations and internal rules governing the firm’s business activities and personnel.

Information Management Failure	Activity which may lead to leakage or damage of the firm’s data including client and sensitive information, or failure to maintain a sufficient control environment to prevent such events.

Cyber Attack	Unauthorized intrusion, theft, modification and destruction of data, failure or malfunction of information systems and execution of illegal computer programs, committed via the Internet through malicious use of information communication networks and information systems.

System Outages	Significant system defects, including system outages or malfunction.

Business Continuity Management Failure	Failure to maintain effective business continuity due to insufficient measures and preparations against major natural or man-made disaster.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of our or our clients’ non-public information, such as insider trading and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

In August 2012, Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, received a business improvement order from the FSA with respect to flaws recognized in connection with the management of entity-related information for public stock offerings. In response to the order, NSC implemented and completed a series of improvement measures as of December 2012.

Although we have precautions in place to detect and prevent such misconduct in the future, the measures we have implemented or may implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect.

We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

A failure to identify and appropriately address conflicts of interest could adversely affect our business

We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public information is not appropriately restricted or shared within the firm, conflicts of interest can also arise where a transaction within the Nomura Group and/or a transaction with another client conflict or compete, or is perceived to conflict or compete, with a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest, a failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, conflicts of interest could give rise to regulatory actions or litigation.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could adversely affect our business prospects, financial condition and results of operations. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other financial products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions, disputes with our business alliance partners and legal claims concerning our other businesses.

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time. See Note 20 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. In particular, the number of investigations and proceedings against the financial services industry by governmental and self-regulatory organizations has increased substantially and the consequences of such investigations and proceedings have become more severe in recent years, and we are subject to face the risk of such investigations and proceedings. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations.

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it economically unreasonable for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

In particular, various reforms to financial regulatory frameworks, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”), have been put in place. The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards.

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”), some rules of which are still to be finalized and/or implemented. These changes in regulations may require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Furthermore, the Financial Stability Board (“FSB”) and the Basel Committee annually update the list of global systemically important banks (“G-SIBs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIBs. Additionally, G-20 Finance Ministers and Central Bank Governors requested the FSB and the Basel Committee to expand the G-SIB framework to domestic systemically important banks (“D-SIBs”), and in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for D-SIBs. In December 2015, the FSA identified us as a D-SIB and imposed a surcharge of 0.5% on our required capital ratio after March 2016 over a 3-year transitional period. This may result in additional costs and impact on us as described above.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

We recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in accounting standards in the future, we may reduce the deferred tax assets recognized in our consolidated balance sheets. As a result, it could adversely affect our financial condition and results of operations. See Note 15 “Income taxes” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed.

Although we exercise care to protect the confidentiality of personal information and take steps to safeguard such information in compliance with applicable laws, rules and regulations, were any material unauthorized disclosure of personal information to occur, our business could be adversely affected. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

System failure and the information leakage could adversely affect our business

Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We may become the target of attempted unauthorized access, computer viruses or malware, and other cyber-attacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyber-attacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.

While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future.

Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business

We have developed a contingency plan for addressing unexpected situations. However, disaster, terrorism, military dispute or infectious disease afflicting our management and employees could exceed the assumptions of our plan, and could adversely affect our business.

The Company is a holding company and depends on payments from subsidiaries

The Company heavily depends on dividends, distributions and other payments from subsidiaries to make payments on the Company’s obligations. Regulatory and other legal restrictions, such as those under the Companies Act, may limit the Company’s ability to transfer funds freely, either to or from the Company’s subsidiaries. In particular, many of the Company’s subsidiaries, including the Company’s broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, NSC, Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to the Company. These laws and regulations may hinder the Company’s ability to access funds needed to make payments on the Company’s obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. Depending on the market conditions, we may also not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss for the applicable fiscal period which may have an adverse effect on our financial condition and results of operations.

We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer

We offer many types of products to meet various needs of our clients with different risk profiles.

Cash reserve funds, such as money market funds and money reserve funds are categorized as low risk financial products. As a result of a sudden rise in interest rates, such cash reserve funds may fall below par value due to losses resulting from price decreases of debt securities in the portfolio, defaults of debt securities in the portfolio or charges of negative interest. If we determine that a stable return cannot be achieved from the investment performance of cash reserve funds, we may accelerate the redemption of, or impose a deposit limit on, such cash reserve funds. For example, Nomura Asset Management Co., Ltd., the Company’s subsidiary, ended its operation of money market funds in late August 2016 and executed an accelerated redemption of such funds in September 2016.

In addition, debt securities that we offer may default or experience delays in the payment of interest and/or principal.

Such losses, early redemption or deposit limit for the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody or preclude us from increasing such client assets.

4. Significant Contracts.

On January 16th, 2017, the Executive Management Board of the Company, based on the decision of delegation by the Board of Directors on September 30th, 2015, has decided to transfer a part of NHI’s share management business to Nomura Asia Pacific Holdings Co., Ltd (“NAPH”), a wholly owned subsidiary of NHI, by the method of a Company Split (“Company Split”). The Company Split is planned to take effect on April 1, 2017.

Please refer to Item 5. Financial Information 2. Unconsolidated Financial Statements (Significant Subsequent Event) for more details.

6. Operating, Financial and Cash Flow Analyses.

(1) Operating and financial analyses

Please refer to Item 2 “1. Operating Results.” See also “2. Management Policy, Business Environment and Current Challenges” and “3. Risk Factors.”

(2) Critical accounting policies and estimates

Use of estimates

In preparing the consolidated financial statements included in this annual report, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of valuation inputs used to measure fair value.

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis were 3% as of March 31, 2017 as listed below:

	Billions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥7,261	¥9,616	¥462	¥—	¥17,339
Derivative assets	18	23,163	178	(22,322)	1,037
Total	¥7,279	¥32,779	¥640	¥(22,322)	¥18,376

See Note 2 “Fair value measurements” in our consolidated financial statements included in this annual report.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2016
	Assets	Liabilities
Listed derivatives	¥89	¥123
OTC derivatives	1,283	927

	¥1,372	¥1,050

	Billions of yen
	March 31, 2017
	Assets	Liabilities
Listed derivatives	¥63	¥156
OTC derivatives	974	765

	¥1,037	¥921

The following table presents the fair value of OTC derivative assets and liabilities as of March 31, 2017 by remaining contractual maturity.

	Billions of yen
	March 31, 2017
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(*)	Total fair value
OTC derivative assets	¥2,094	¥1,696	¥1,359	¥1,054	¥5,099	¥(10,328)	¥974
OTC derivative liabilities	1,847	1,535	1,129	636	3,301	(7,683)	765

(*)	Represents the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued. We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives, that are expected to mitigate the above mentioned impact of changes in credit risk.

Goodwill

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

For the year ended March 31, 2017, Nomura did not recognize any impairment loss on goodwill.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2017.

	Millions of yen
	March 31, 2017
	Funded	Unfunded	Total
Europe	¥52,590	¥48,233	¥100,823
Americas	36,453	201,503	237,956
Asia and Oceania	—	39,132	39,132

Total	¥89,043	¥288,868	¥377,911

Special Purpose Entities (“SPEs”)

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities, see Note 6 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements included in this annual report.

(3) Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2017.

Millions of yen
March 31, 2017
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥17,988
Investments in subsidiaries and affiliates	100,100
Valuation of financial instruments	65,158
Accrued pension and severance costs	21,854
Other accrued expenses and provisions	84,268
Operating losses	406,440
Other	8,408

Gross deferred tax assets	704,216
Less—Valuation allowance	(519,492)

Total deferred tax assets	184,724

Deferred tax liabilities
Investments in subsidiaries and affiliates	125,752
Valuation of financial instruments	46,684
Undistributed earnings of foreign subsidiaries	947
Valuation of fixed assets	18,042
Other	5,840

Total deferred tax liabilities	197,265

Net deferred tax assets (liabilities)	¥(12,541)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(4) Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) business risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Each of these key components is explained in further detail below.

Risk Appetite

Nomura has determined the maximum level and types of risk that it is willing to assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (“CRO”) and the Chief Financial Officer (“CFO”) to the Executive Management Board (“EMB”) for approval.

The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy and balance sheet measures, liquidity risk, market and credit risk, operational risk, compliance risk and model risk, and consists of quantitative metrics and qualitative statements. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

Nomura’s Risk Appetite Statement is required to be reviewed annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight

Committee Governance

Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors (“BoD”)

The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises the execution of Directors’ and Executive Officers’ duties and has the authority to adopt, alter or abolish the regulations of the EMB.

Executive Management Board (“EMB”)

The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the Group Integrated Risk Management Committee (“GIRMC”). Key responsibilities of the EMB include the following:

•	Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as economic capital and unsecured funding to business units and establishes usage limits for these resources;

•	Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.

Group Integrated Risk Management Committee (“GIRMC”)

Upon delegation from the EMB, the GIRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The GIRMC establishes Nomura’s risk appetite and a framework of integrated risk management consistent with Nomura’s risk appetite. The GIRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GIRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB.

In addition, the GIRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Global Risk Management Committee (“GRMC”)

Upon delegation from the GIRMC, the GRMC deliberates on or determines, based on strategic risk allocation and risk appetite determined by the GIRMC, important matters concerning market, credit or reputational risk management of Nomura in order to assure the sound and effective management of Nomura’s businesses. The GRMC reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Asset Liability Committee (“ALCO”)

Upon delegation from the GIRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the GIRMC, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Global Risk Analytics Committee (“GRAC”) and Model Risk Analytics Committee (“MRAC”)

Upon delegation from the GRMC, the GRAC and the MRAC deliberate on or determine matters concerning the development, management and strategy of risk models and valuation models, respectively. The committees’ primary responsibility is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report all significant matters and material decisions taken to the GRMC, on a regular basis.

GRMC Transaction Committee

Upon delegation from the GRMC, the GRMC Transaction Committee deliberates on or approves individual transactions in line with Nomura’s risk appetite in order to assure the sound and effective management of Nomura’s businesses.

Collateral Steering Committee (“CSC”)

Upon delegation from the GRMC, the CSC deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use, limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements.

Chief Risk Officer (“CRO”)

The CRO is responsible for setting the overall strategy and direction of the Risk Management Division. The CRO is responsible for supervising the Risk Management Division and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO regularly reports on the status of Nomura’s risk management to the GIRMC, and reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer (“CFO”)

The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.

Risk Management Division

The Risk Management Division comprises various departments or units in charge of risk management established independently from Nomura’s business units. The Risk Management Division is responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive Officers/Senior Managing Directors and the GIRMC and others, as well as reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items as necessary. Important risk management issues are closely communicated between members of the Risk Management departments and the CRO. The CRO and/or co-CRO regularly attend the EMB and GIRMC meetings to report specific risk issues.

Risk Policy Framework

Policies and procedures are essential tools of governance used by the Risk Management Division. They define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. The Risk Management Division has established a risk policy framework to promote appropriate standards and consistency for risk policies and procedures and to articulate the principles and procedures conducive to effective risk management. All risk management policies and procedures are developed in line with this policy framework and a defined process is followed for any exceptions.

Monitoring, Reporting and Data Integrity

Development, consolidation, monitoring and reporting of risk management information (“risk MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. The Risk Management Division is responsible for implementing appropriate controls over data integrity for risk MI.

Management of Financial Resources

Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business units. Key components are set out below:

Risk-weighted assets

A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division consistent with the risk appetite. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk based measure to supplement risk-weighted assets. See Item 2 “Consolidated Regulatory Capital Requirements” in this annual report for further information.

Economic Capital

Nomura’s internal measure of the capital required to support its business is the Nomura Capital Allocation Target (“NCAT”). NCAT is measured as the amount of capital required to absorb maximum potential losses over a one-year time horizon, computed by the risk model at the 99.95th percentile, or the equivalent Expected Shortfall. NCAT consists of Portfolio NCAT and Non-Portfolio NCAT. Portfolio NCAT consists of market risk, credit risk, event risk, principal finance risk, private equity risk and investment securities risk. Non-Portfolio NCAT consists of business risk and operational risk. NCAT is aggregated by taking into account the correlation among its various components. Nomura’s NCAT limit is initially set by the EMB, and the EMB subsequently allocates it to each business division and additional lower levels of the organization.

Available Funds

The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of loss arising from inadequate or failed internal processes, people and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Model risk	Risk of loss arising from model errors or incorrect or inappropriate model application with regard to valuation models and risk models.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of Nomura’s creditworthiness or deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations. Business risk is managed by the senior management at Nomura.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Market Risk Management Process

Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR (“SVaR”) and Incremental Risk Charge (“IRC”). In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss due to adverse movements of market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting. For internal risk management purposes, VaR is calculated across Nomura at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, Nomura uses the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year window during a period of financial stress. The SVaR window is regularly calibrated and observations are equally weighted.

Nomura’s VaR model uses exact time series for each individual risk factor. However, if good quality data is not available, a ‘proxy logic’ maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses did not exceed the 99% VaR estimate at the Nomura Group level for the twelve months ended March 31, 2017.

Limitations and Advantages of VaR

VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore it may understate the impact of severe events. Given these limitations, Nomura uses VaR only as one component of a diverse market risk management process.

Stress Testing

Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted daily and weekly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact of market fluctuations on the entire Nomura group.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for operating purposes and on a long-term basis. Equity investments held for operating purposes are minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations held in order to promote existing and potential business relationships. This non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥18,527 million at the end of March 2016 and ¥16,275 million at the end of March 2017. The TOPIX closed at 1,347.20 points at the end of March 2016 and at 1,512.60 points at the end of March 2017. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a CVA associated with deterioration in the creditworthiness of a counterparty.

Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

Credit Risk Management Framework

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set delegated authority limits, which enables CRM personnel to set credit limits.

Credit risk is managed by CRM together with various global and regional risk committees. This ensures transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation; and

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective. The evaluation of counterparties’ creditworthiness involves a thorough due diligence and analysis of the business environments in which they operate, their competitive positions, management and financial strength and flexibility. Credit analysts also take into account the corporate structure and any explicit or implicit credit support. CRM evaluates credit risk not only by counterparty, but also by counterparty group.

Following the credit analysis, CRM estimates the probability of default of a given counterparty or obligor through an alphanumeric ratings scale similar to that used by rating agencies and a corresponding numeric scale. Credit analysts are responsible for assigning and maintaining the internal ratings, ensuring that each rating is reviewed and approved at least annually.

Nomura’s internal rating system employs a range of ratings models to ensure global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are used as key factors in:

•	Establishing the amount of counterparty credit risk that Nomura is willing to take to an individual counterparty or counterparty group (setting of credit limits);

•	Determining the level of delegated authority for setting credit limits (including tenor);

•	The frequency of credit reviews (renewal of credit limits);

•	Reporting counterparty credit risk to senior management within Nomura; and

•	Reporting counterparty credit risk to stakeholders outside of Nomura.

The Credit Risk Control Unit is a function within the Model Validation Group (“MVG”) which is independent of CRM. It ensures that Nomura’s internal rating system is properly reviewed and validated, reporting any breaks or issues to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.

Credit Limits and Risk Measures

Internal ratings form an integral part in the assignment of credit limits to counterparties. Nomura’s credit limit framework is designed to ensure that Nomura takes appropriate credit risk in a manner that is consistent with its overall risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.

Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Any change in circumstance that alters Nomura’s risk appetite for any particular counterparty, sector, industry or country is reflected in changes to the internal rating and credit limit as appropriate.

Nomura’s global credit risk management systems record all credit limits and capture credit exposures to Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of any limit breaches.

For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Loans and lending commitments are measured and monitored on both a funded and unfunded basis.

Wrong Way Risk

Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of any WWR exposures. Stress testing is used to support the assessment of any WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.

Stress Testing

Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.

Risk Mitigation

Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc. (“ISDA”) agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2017 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥77	¥14	¥3	¥11	¥58	¥(146)	¥17	¥1	¥16
AA	574	552	486	343	2,145	(3,771)	329	85	244
A	1,041	806	441	300	947	(3,279)	256	78	178
BBB	262	198	206	116	547	(972)	357	89	268
BB and lower	59	52	38	31	111	(204)	87	203	0
Other(2)	81	74	185	253	1,291	(1,956)	(72)	115	0

Sub-total	2,094	1,696	1,359	1,054	5,099	(10,328)	974	571	706
Listed	99	50	9	0	—	(95)	63	88	0

Total	¥2,193	¥1,746	¥1,368	¥1,054	¥5,099	¥(10,423)	¥1,037	¥659	¥706

(1)	Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.

(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Country Risk

At Nomura, country risk is defined as the risk of loss arising from country-specific events (such as political, economic, legal and other events) that affect counterparties and/or issuers within that country, causing those counterparties and/or issuers to be unable to meet financial obligations. Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but no limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. Over 95% of the exposure was from investment-grade rated countries. The breakdown of top 10 country exposures is as follows:

Billions of Yen
Top 10 Country Exposures(1)	(As of Mar. 31, 2017)
United States	1,352
Japan	1,329
United Kingdom	906
France	242
Netherlands	153
Singapore	149
Germany	116
Italy	111
India	95
Luxembourg	63

(1)	The table represents the Top 10 country exposures as of March 31, 2017 based on country of origin, combining counterparty and inventory exposures, offset by Credit Valuations Adjustment (“CVA”) hedges:

- Counterparty exposures include cash and cash equivalents held at banks, margin balances placed at central clearing counterparties, the positive fair value, after collateral received, of derivative transactions and securities financing transactions, the fair value of funded loans and the notional amount of unfunded loans.

- Inventory exposures include the positive fair value of debt and equity securities, equity and credit derivatives, using the net of long versus short positions.

Operational Risk Management

Operational risk is the risk of loss arising from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

The Three Lines of Defence

Nomura adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which defines and co-ordinates Nomura’s operational risk strategy and framework and provides challenge to the 1st Line of Defence

3)	3rd Line of Defence: Internal Audit, who provide independent assurance

Operational Risk Management Framework

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GIRMC, with delegated authority from the EMB has formal oversight over the management of operational risk.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by ORM to improve business understanding of operational risk.

Products and Services

•	Risk and Control Self-Assessment (“RCSA”): The process used by business units to identify and assess the operational risks to which they are exposed, the controls in place to mitigate risks, and action plans to further reduce risk.

•	Scenario Analysis: Process to identify and assess high impact, low probability ‘tail events’.

•	Event Reporting: Process to obtain information on and learn from actual events impacting Nomura and relevant external events. A key step is to identify appropriate action plans to prevent or mitigate future occurrence of events.

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks and trigger appropriate responses as thresholds are breached.

Outputs

•	Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

Regulatory Capital Calculation for Operational Risk

Nomura uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each business line defined in the Standardised Approach as follows:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

Nomura calculates the required amount of operational risk capital for each business line by multiplying the allocated annual gross income amount by the appropriate Beta Factor defined above. The operational risk capital for any gross income amount not allocated to a specific business line is determined by multiplying such unallocated gross income amount by a fixed percentage of 18%.

The total operational risk capital for Nomura is calculated by aggregating the total amount of operational risk capital required for each business line and unallocated amount and by determining a three-year average. Where the aggregated amount for a given year is negative, then the total operational risk capital amount for that year will be calculated as zero.

In any given year, negative amounts in any business line are offset against positive amounts in other business lines. However, negative unallocated amounts are not offset against positive amounts in other business lines and are calculated as zero.

Operational risk capital is calculated at the end of September and March each year.

Model Risk Management

Model Risk is the risk of loss arising from Model errors or incorrect or inappropriate Model application with regard to Valuation Models and Risk Models.

Errors can occur at any point from model assumptions through to implementation. In addition, the quality of model outputs depends on the quality of model parameters and any input data. Even a fundamentally sound model producing accurate outputs consistent with the design objective of the model may exhibit high model risk if it is misapplied or misused.

To address these risks, Nomura has established its model risk appetite, which includes a qualitative statement and a quantitative measure. The qualitative statement for model risk specifies that it is expected that models are used correctly and appropriately. The quantitative risk appetite measure is based on Nomura’s assessment of the potential loss arising from model risk.

Model Management Framework

The models within the model management framework are defined as either:

•	valuation models, used for calculating prices and risk sensitivities of Nomura’s positions; or,

•	risk models, used for quantifying the risk of a portfolio by calculating the potential losses incurred from a specific type of risk, and used for regulatory or economic capital calculations, margin requirements for non-centrally cleared derivatives, limit monitoring, or management reporting.

Before models are put into official use, the MVG is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model’s suitability, to quantify model risk which is then mitigated by applying model reserves and capital adjustments. Valuation models are developed and maintained by the business units and risk models by the Risk Methodology Group (“RMG”) within the Risk Management Division. Certain models may also be developed by third party providers. The RMG has primary responsibility for the ongoing refinement and improvement of risk models and methodologies within Nomura.

All models are also subject to an annual re-approval process by MVG to ensure they remain suitable. Upon delegation from the GRMC, the MRAC’s and GRAC’s primary responsibility is to govern and provide oversight of model management for valuation and risk models, respectively.

Changes to Valuation and Risk Models

Nomura has documented policies and procedures in place, approved by the GIRMC and/or GRSC, which define the process and validation requirements for implementing changes to valuation and risk models. In addition, a Model Performance Monitoring process has been established to identify and assess specific events, that can indicate that a model is not performing as it should or is potentially unsuitable and to determine what actions (for example, additional validation work) might be necessary. For changes with an impact above certain materiality thresholds, model approval is required. MVG defines these materiality thresholds in a formal procedure and operates a control process to identify where the procedure is not followed. For certain material changes to risk models, backtesting of the new model, parallel running of both models and stress-testing of the new model are required prior to the model being approved.

Risk Measures and Controls

Limit Frameworks

The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate clear escalation policies to ensure approval of limits at appropriate levels of seniority. The Risk Management Division is responsible for day-to-day operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions.

2)	The new product approval process allows business unit sponsors to submit applications for new products and obtain approval from relevant departments prior to execution of the new products. The process is designed to capture and assess risks across all risk classes as a result of the new product or business.

Stress Testing

Stress testing performed at the Nomura Group provides comprehensive coverage of risks across different hierarchical levels, and covers different time horizons, severities, plausibilities and stress testing methodologies. The results of stress tests are used in capital planning processes, capital adequacy assessments, liquidity adequacy assessments, recovery and resolution planning, assessments of whether risk appetite is appropriate, and in routine risk management.

Stress tests are run on a regular basis or on an ad hoc basis as needed, for example, in response to material changes in the external environment and/or in the Nomura Group risk profile. The results of stress tests with supporting detailed analysis are reported to senior management and other stakeholders as appropriate for the stress test being performed.

Stress testing is categorised either as sensitivity analysis or scenario analysis and may be performed on a Nomura Group-wide basis or at more granular levels.

•	Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors (for example, equity prices, equity volatilities) in order primarily to capture those risks which may not be readily identified by other risk models;

•	Scenario analysis is used to quantify the impact of a specified event across multiple asset classes and risk classes. This is a primary approach used in performing stress testing at the different hierarchical levels of the Nomura Group, and in reverse stress testing;

•	Group-wide stress to assess the capital adequacy of the Nomura Group under severe but plausible market scenarios is conducted on a quarterly basis at a minimum to calculate the Stressed Tier 1 Ratio; and

•	Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

Stress testing is an integral part of the Nomura Group’s overall governance and is used as a tool for forward-looking risk management, decision-making and enhancing communication amongst the Risk Management Division, Front Office, and senior management.

(5) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio issued by the FSA.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2017, our liquidity portfolio was ¥4,970.3 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2016 and 2017 and averages maintained for the years ended March 31, 2016 and 2017. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2016	March 31, 2016	Average for year ended March 31, 2017	March 31, 2017
Cash, cash equivalents and time deposits(1)	¥1,873.0	¥2,050.5	¥2,289.4	¥2,317.1
Government debt securities	3,821.8	3,617.9	3,094.3	2,507.0
Others(2)	230.0	278.7	235.7	146.2

Total liquidity portfolio	¥5,924.8	¥5,947.1	¥5,619.4	¥4,970.3

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2016 and 2017 and averages maintained for the years ended March 31, 2016 and 2017. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2016	March 31, 2016	Average for year ended March 31, 2017	March 31, 2017
Japanese Yen	¥1,859.5	¥2,464.5	¥1,946.0	¥1,527.9
U.S. Dollar	2,839.8	2,698.3	2,877.5	2,632.6
Euro	772.7	369.7	358.7	382.0
British Pound	319.9	248.2	308.4	285.1
Others(1)	132.9	166.4	128.8	142.7

Total liquidity portfolio	¥5,924.8	¥5,947.1	¥5,619.4	¥4,970.3

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 18 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016	March 31, 2017
NHI and NSC(1)	¥1,522.5	¥1,250.8
Major broker-dealer subsidiaries	2,958.5	2,474.5
Bank subsidiaries(2)	1,037.1	776.2
Other affiliates	429.0	468.8

Total liquidity portfolio	¥5,947.1	¥4,970.3

(1)	NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.
(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,048.5 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2017 was ¥7,018.8 billion, which represented 372.7% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2016	March 31, 2017
Net liquidity value of other unencumbered assets	¥2,002.7	¥2,048.5
Liquidity portfolio	5,947.1	4,970.3

Total	¥7,949.8	¥7,018.8

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt decreased to 38.1% of total long-term debt outstanding as of March 31, 2017 from 39.2% as of March 31, 2016.

3.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016	March 31, 2017
Short-term bank borrowings	¥184.9	¥206.4
Other loans	127.1	177.9
Commercial paper	177.9	2.6
Deposits at banking entities	2,021.2	909.0
Certificates of deposit	32.0	16.1
Debt securities maturing within one year	760.7	571.0

Total short-term unsecured debt	¥3,303.8	¥1,883.0

3.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V., NBI, and Nomura International Funding Pte. Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016	March 31, 2017
Long-term deposits at banking entities	¥169.8	¥207.8
Long-term bank borrowings	2,732.5	2,474.0
Other loans	143.9	116.8
Debt securities(1)	3,547.4	3,120.3

Total long-term unsecured debt	¥6,593.6	¥5,918.9

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing”.

3.3 Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 3.6 years as of March 31, 2017. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 7.3 years as of March 31, 2017. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 5.1 years as of March 31, 2017.

3.4 Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 4 “Collateralized transactions” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•	Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2017, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision”. To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Averages of Nomura’s month-end LCRs for the three months ended March 31, 2017 was 180.0%, and Nomura was compliant with requirements of the above notices. As for the NSFR, it is not yet implemented in Japan.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 2016 and 2017, we recorded net cash inflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2016 and 2017.

	Billions of yen
	Year Ended March 31
	2016	2017
Net cash provided by (used in) operating activities	¥1,238.4	¥1,305.0
Net income	142.6	242.6
Trading assets and private equity investments	248.5	1,197.1
Trading liabilities	(2,280.0)	708.2
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,605.7	635.6
Securities borrowed, net of securities loaned	1,762.2	(1,706.5)
Other, net	(240.6)	228.2
Net cash provided by (used in) investing activities	(23.7)	(118.1)
Net cash provided by (used in) financing activities	986.4	(2,130.6)
Long-term borrowings, net	95.9	(876.7)
Increase in deposits received at banks, net	1,010.1	(1,068.2)
Other, net	(119.6)	(185.7)
Effect of exchange rate changes on cash and cash equivalents	(40.2)	4.2

Net increase (decrease) in cash and cash equivalents	2,160.9	(939.4)
Cash and cash equivalents at beginning of the year	1,315.4	3,476.3

Cash and cash equivalents at end of the year	¥3,476.3	¥2,536.8

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2017, our cash and cash equivalents decreased by ¥939.4 billion to ¥2,536.8 billion. Net cash of ¥2,130.6 billion was used in financing activities due to net cash outflows of ¥1,068.2 billion from Deposits received at banks. As part of trading activities, while there were net cash inflows of ¥1,905.3 billion from cash inflows due to a decrease in Trading assets and Private equity investments and an increase in Trading liabilities, they were offset by ¥1,071.0 billion of net cash outflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥1,305.0 billion was provided by operating activities.

For the year ended March 31, 2016, our cash and cash equivalents increased by ¥2,160.9 billion to ¥3,476.3 billion. Net cash of ¥986.4 billion was provided by financing activities due to net cash inflows of ¥1,010.1 billion from Deposits received at banks. As part of trading activities, while there were net cash outflows of ¥2,031.5 billion from cash inflows due to a decrease in Trading assets and Private equity investments in combination with cash outflows due to a decrease in Trading liabilities, they were offset by ¥3,367.8 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥1,238.4 billion was provided by operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2017, were ¥42,852.1 billion, an increase of ¥1,761.9 billion compared with ¥41,090.2 billion as of March 31, 2016, reflecting primarily due to an increase in Securities purchased under agreements to resell. Total liabilities as of March 31, 2017, were ¥40,008.3 billion, an increase of ¥1,661.1 billion compared with ¥38,347.2 billion as of March 31, 2016, reflecting primarily an increase in Securities sold under agreements to repurchase. NHI shareholders’ equity as of March 31, 2017 was ¥2,789.9 billion, an increase of ¥89.7 billion compared with ¥2,700.2 billion as of March 31, 2016, primarily due to an increase in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2016 and 2017.

	Billions of yen, except ratios
	March 31
	2016		2017
NHI shareholders’ equity	¥2,700.2		¥2,789.9
Total assets	41,090.2		42,852.1
Adjusted assets(1)	26,012.5		24,122.3
Leverage ratio(2)	15.2	x	15.4	x
Adjusted leverage ratio(3)	9.6	x	8.6	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2016	2017
Total assets	¥41,090.2	¥42,852.1
Less:
Securities purchased under agreements to resell	9,205.2	11,456.6
Securities borrowed	5,872.5	7,273.2

Adjusted assets	¥26,012.5	¥24,122.3

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 4.3% reflecting primarily an increase in Securities purchased under agreements to resell. Total NHI shareholders’ equity increased by 3.3% reflecting primarily an increase in Retained earnings. As a result, our leverage ratio increased from 15.2 times as of March 31, 2016 to 15.4 times as of March 31, 2017.

Adjusted assets decreased primarily due to a decrease in Cash and cash equivalents. As a result, our adjusted leverage ratio was 9.6 times as of March 31, 2016 and 8.6 times as of March 31, 2017.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2017, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 18.2%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 19.2% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 20.0% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2017 is 6.00% for the common equity Tier 1 capital ratio, 7.50% for the Tier 1 capital ratio and 9.50% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2016 and March 31, 2017.

	Billions of yen, except ratios
	March 31
	2016	2017
Common equity Tier 1 capital	¥2,469.4	¥2,549.2
Tier 1 capital	2,577.5	2,689.8
Total capital	2,900.6	2,799.4
Risk-Weighted Assets
Credit risk-weighted assets	7,872.0	7,762.6
Market risk equivalent assets	5,307.4	3,504.6
Operational risk equivalent assets	2,791.2	2,710.6

Total risk-weighted assets	¥15,970.5	¥13,977.9

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	15.4%	18.2%
Tier 1 capital ratio	16.1%	19.2%
Consolidated capital adequacy ratio	18.1%	20.0%

Since the end of March, 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2015, the FSA set out requirements for the calculation and disclosure of a consolidated leverage ratio, through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”) and the publication of “Consolidated Leverage Ratio prescribed by Commissioner of Financial Services Agency in accordance with Article 3, paragraph 1 of Pillar 3 Notice” (2015 FSA Regulatory Notice No. 11; “Notice on Consolidated Leverage Ratio”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notice on Pillar 3 Disclosure and Notice on Consolidated Leverage Ratio. Management receives and reviews this consolidated leverage ratio on a regular basis. As of March 31 2017, our consolidated leverage ratio was 4.63%.

Regulatory changes which affect us

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, Basel III: The Net Stable Funding Ratio and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The group of G-SIBs have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIBs. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In December 2015, the FSA identified us as a D-SIB and required additional capital charge of 0.5% after March 2016, with 3-year transitional arrangement.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings

The cost and availability of unsecured funding are generally dependent on credit ratings. Our short-term and long-term debts of the Company and NSC are rated by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings, Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd.

As of May 31, 2017, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-1	A
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

(6) Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•	any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 6 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

(7) Tabular Disclosure of Contractual Obligations

In the ordinary course of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•	In connection with our banking and financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have fixed expiration dates.

Long-term borrowings and contractual interest payments:

•	In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities in Japan and overseas under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities in Japan and overseas under capital lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

Commitments to invest in partnerships:

•	We have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Note 8 “Leases” in our consolidated financial statements contains further detail on our operating leases and capital leases. Note 10 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 20 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on our clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2017.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥8,604	¥15	¥3	¥688	¥7,898
Long-term borrowings(1)	7,155,196	478,658	2,337,682	1,536,160	2,802,696
Contractual interest payments(2)	743,046	108,237	181,505	112,363	340,941
Operating lease commitments	127,818	17,075	26,954	17,935	65,854
Capital lease commitments(3)	46,579	3,666	7,085	7,279	28,549
Purchase obligations(4)	27,313	19,663	4,221	1,600	1,829
Commitments to extend credit	1,010,257	388,275	123,303	157,510	341,169
Commitments to invest	15,194	465	—	383	14,346

Total	¥9,134,007	¥1,016,054	¥2,680,753	¥1,833,918	¥3,603,282

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2017.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,830 billion for reverse repurchase agreements and ¥968 billion for repurchase agreements as of March 31, 2017.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2017	Number of Issued Shares as of June 26, 2017	Trading Markets	Description
Common Stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between June 1, 2017 and June 26, 2017 are not included in the number of issued shares as of June 26, 2017.
(2)	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2017)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2017)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.34	1,221	122,100	—	From May 19, 2012 to May 18, 2017	1
SARs No.35	3,513	351,300	—	From May 19, 2012 to May 18, 2017	1
SARs No.37	5,160	516,000	301,400	From April 30, 2012 to April 29, 2017	1
SARs No.38	4,827	482,700	479,300	From April 30, 2013 to April 29, 2018	1
SARs No.39	12,099	1,209,900	1,158,700	From November 16, 2012 to November 15, 2017	474
SARs No.40	5,008	500,800	422,800	From May 25, 2012 to May 24, 2018	1
SARs No.41	8,628	862,800	784,700	From May 25, 2013 to May 24, 2018	1
SARs No.42	11,644	1,164,400	1,087,100	From May 25, 2014 to May 24, 2018	1
SARs No.43	12,344	1,234,400	1,209,400	From November 16, 2013 to November 15, 2018	299
SARs No.44	6,226	622,600	577,800	From April 20, 2013 to April 19, 2018	1
SARs No.45	10,912	1,091,200	1,060,700	From April 20, 2014 to April 19, 2019	1
SARs No.46	12,843	1,284,300	1,245,700	From April 20, 2015 to April 19, 2020	1
SARs No.47	10,130	1,013,000	974,600	From April 20, 2016 to April 19, 2021	1
SARs No.48	46,277	4,627,700	2,465,600	From April 20, 2017 to April 19, 2022	1
SARs No.49	1,936	193,600	153,500	From October 20, 2015 to April 19, 2021	1
SARs No.50	16,450	1,645,000	590,300	From October 20, 2016 to April 19, 2022	1
SARs No.51	15,394	1,539,400	1,513,400	From November 13, 2014 to November 12, 2019	298
SARs No.52	7,678	767,800	752,200	From April 20, 2014 to April 19, 2019	1
SARs No.53	9,677	967,700	915,200	From April 20, 2015 to April 19, 2020	1
SARs No.54	14,461	1,446,100	1,377,300	From April 20, 2016 to April 19, 2021	1
SARs No.55	26,812	2,681,200	Same as left	From November 19, 2015 to November 18, 2020	824

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2017)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2017)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.56	11,403	1,140,300	1,085,400	From April 20, 2015 to April 19, 2020	1
SARs No.57	19,878	1,987,800	1,723,700	From April 20, 2016 to April 19, 2021	1
SARs No.58	79,886	7,988,600	5,467,800	From April 20, 2017 to April 19, 2022	1
SARs No.59	5,106	510,600	Same as left	From March 31, 2015 to March 30, 2020	1
SARs No.60	10,088	1,008,800	983,600	From March 31, 2016 to March 30, 2021	1
SARs No.61	91,127	9,112,700	4,159,700	From March 31, 2017 to March 30, 2022	1
SARs No.62	26,757	2,675,700	Same as left	From November 18, 2016 to November 17, 2021	741
SARs No.63	17,889	1,788,900	1,576,700	From April 20, 2016 to April 19, 2021	1
SARs No.64	65,614	6,561,400	4,988,200	From April 20, 2017 to April 19, 2022	1
SARs No.65	65,269	6,526,900	6,519,400	From April 20, 2018 to April 19, 2023	1
SARs No.66	3,710	371,000	167,300	From November 8, 2015 to November 7, 2020	1
SARs No.68	25,710	2,571,000	2,570,200	From November 18, 2017 to November 17, 2022	805
SARs No.69	61,675	6,167,500	4,805,900	From April 20, 2017 to April 19, 2022	1
SARs No.70	61,424	6,142,400	6,138,100	From April 20, 2018 to April 19, 2023	1
SARs No.71	61,200	6,120,000	6,115,700	From April 20, 2019 to April 19, 2024	1
SARs No.72	8,272	827,200	760,600	From October 30, 2016 to October 29, 2021	1
SARs No.73	4,184	418,400	262,600	From April 30, 2017 to April 29, 2022	1
SARs No.74	25,594	2,559,400	2,558,600	From November 11, 2018 to November 10, 2023	593

B. Bond with the stock acquisition right

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

None

(3) Conversion of bond with the stock acquisition right with provision of adjustment of conversion price

None

(4) Rights plan

None

(5) Changes in Issued Shares, Common Stock, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock (thousand yen)	Common Stock (thousand yen)	Increase/(Decrease) of Additional paid-in capital (thousand yen)	Additional paid-in capital (thousand yen)
July 1, 2011(1)	103,429,360	3,822,562,601	—	594,492,852	35,478,900	559,676,228

(1)	Increase due to the Share Exchange Agreement between the Company and Nomura Land and Building Co., Ltd. (“NLB”) on which 118 common shares of the Company were allotted for each share of NLB.

(6) Shareholders

	As of March 31, 2017
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	1	190	94	3,204	812	202	353,380	357,883	—
Number of Units Held	10	8,460,092	1,443,634	1,414,687	14,172,648	5,831	12,712,461	38,209,363	1,626,301
Percentage of Units Held (%)	0.00	22.14	3.78	3.70	37.09	0.02	33.27	100.00	—

(1)	Out of 293,373,425 treasury stocks, 2,933,734 units are included in Individuals and Others while 25 shares are in Shares Representing Less than One Unit (Shares).
(2)	Other Corporations includes 20 units held by Japan Securities Depository Center, Inc.

(7) Major Shareholders

		As of March 31, 2017
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	204,409	5.34
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	152,015	3.97
Japan Trustee Services Bank, Ltd. (Trust Account 5)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	74,128	1.93
State Street Bank and Trust Company	One Lincoln Street, Boston Massachusetts 02111 U.S.A	61,747	1.61
State Street Bank West Client Treaty 505234	1776 Heritage Drive, North Quincy, Massachusetts 02171, U.S.A.	55,202	1.44
Japan Trustee Services Bank, Ltd. (Trust Account 1)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	54,864	1.43
Japan Trustee Services Bank, Ltd. (Trust Account 2)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	54,364	1.42
Japan Trustee Services Bank, Ltd. (Trust Account 7)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	54,153	1.41
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	46,852	1.22
The Bank of New York Mellon SA/NV 10	Rue Montoyerstraat 46, 1000 Brussels, Belgium	44,288	1.15

Total		802,022	20.98

(1)	The Company has 293,373 thousand shares of treasury stock as of March 31, 2017 which is not included in the Major Shareholders list above.
(2)	For Shares Held in the above, amounts less than thousand shares are discarded.
(3)	Harris Associates L.P. submitted reports of substantial shareholding on October 31, 2016 on November 2, 2016 on the number of shares owned as stated below. However, confirmation on the status of these shareholdings as of March 31, 2017 cannot be made and therefore, is not included in the above list of Major Shareholders.

		As of October 31, 2016
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Harris Associates L.P.	111 South Wacker Drive, Suite 4600, Chicago, Illinois U.S.A.	139,670	3.65

(8) Voting Rights

A. Outstanding Shares

	As of March 31, 2017
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury stocks) Common stock	293,373,400	—	—
	(Crossholding stocks) Common stock	1,105,000	—	—
Stock with full voting right (Others)	Common stock	3,526,457,900	35,264,579	—
Shares less than 1 unit	Common stock	1,626,301	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,822,562,601	—	—

Voting Rights of Total Shareholders		—	35,264,579	—

(1)	Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 25 treasury stocks.

B. Treasury Stocks

Name	Address	As of March 31, 2017
		Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	293,373,400	—	293,373,400	7.67
(Crossholding Stocks)
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishishinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation	2-1-3, Nihonbashihoridomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		294,478,400	—	294,478,400	7.70

(9) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

2. Stock Repurchase

Type of Stock	Repurchase of the common stock in accordance with provisions of Articles 155-3 and 155-7 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (April 27, 2016) (Purchase period from May 18, 2016 to July 22, 2016)	35,000,000	20,000,000,000
Stock repurchased prior to April 1, 2016	—	—
Stock repurchased from April 1, 2016 to March 31, 2017	35,000,000	16,324,582,570
Total shares and amounts resolved	—	3,675,417,430
Percentage not repurchased at year end (%)	—	18.4
Repurchases made in the period	—	—
Percentage not repurchased at the date of submission of this annual report (%)	—	18.4

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (July 28, 2016) (Purchase period from August 15, 2016 to January 27, 2017)	100,000,000	45,000,000,000
Stock repurchased prior to April 1, 2016	—	—
Stock repurchased from April 1, 2016 to March 31, 2017	85,987,200	44,999,965,170
Total shares and amounts resolved	14,012,800	34,830
Percentage not repurchased at year end (%)	14.0	0.0
Repurchases made in the period	—	—
Percentage not repurchased at the date of submission of this annual report (%)	14.0	0.0

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (April 27, 2017) (Purchase period from May 17, 2017 to March 30, 2018)	100,000,000	80,000,000,000
Stock repurchased prior to April 1, 2016	—	—
Stock repurchased from April 1, 2016 to March 31, 2017	—	—
Total shares and amounts resolved	100,000,000	80,000,000,000
Percentage not repurchased at year end (%)	100.0	100.0
Repurchases made in the period	—	—
Percentage not repurchased at the date of submission of this annual report (%)	100.0	100.0

(3) Stock Repurchase not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock repurchased during the year ended March 31, 2017(1)	23,324	13,642,352
Stock repurchased during the period(2)	2,540	1,721,566

(1)	Acceptance of requests for purchasing less-than-a-full-unit-shares.
(2)	Repurchases from June 1, 2017 to the reporting date of this annual report are not included.

(4) Disposal and retention of repurchased stock

	Year ended March 31, 2017		Stock repurchased during the period(2)
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(1)	40,677,868	25,797,255,059	15,942,256	55,274,333
Treasury stocks	293,373,425	—	277,433,709	—

(1)	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
(2)	Repurchases or disposals from June 1, 2017 to the reporting date of this annual report are not included.

3. Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. It reviews its capital sufficiency as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

The Company believes that raising shareholder value over the long term and paying dividends are essential to rewarding shareholders. It will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

However, dividend payments for period will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual in principle (record dates: September 30 and March 31).

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure such as IT system and retail, to maximize shareholder value, while giving due regard to potential regulatory changes as mentioned above.

Acquisition of treasury stocks is considered as one of the choices in the financial policy in order to take flexible action to the changes in the business environment. Approved treasury stock acquisition will be disclosed without delay and executed according to the Company’s policy.

(Dividends for the year ended March 31, 2017)

In line with its dividend policy for the year ended March 31, 2017, the Company paid a dividend of ¥9 per share to shareholders of record as of September 30, 2016. Based on the same dividend policy, we paid a dividend of ¥11 yen per share to shareholders of record as of March 31, 2017. As a result, the annual dividend totaled ¥20 per share.

The details of dividends from retained earnings in the year ended March 31, 2017 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors October 27, 2016	September 30, 2016	32,004	9.00

Board of Directors April 27, 2017	March 31, 2017	38,821	11.00

4. Stock Price History

(1) Annual Highs and Lows over the last five years

Year Ending	March 31, 2013	March 31, 2014	March 31, 2015	March 31, 2016	March 31, 2017
High (Yen)	608	980	757.0	909.2	784.0
Low (Yen)	241	535	576.2	442.8	338.8

Stock prices in the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows over the last six months

Month	October 2016	November 2016	December 2016	January 2017	February 2017	March 2017
High (Yen)	529.5	618.9	784.0	735.0	774.4	767.8
Low (Yen)	450.9	471.9	631.1	668.8	698.0	691.9

Stock prices in the first section of Tokyo Stock Exchange

6. Status of Corporate Governance and Other

(1) Status of Corporate Governance

Underlying Concept of Corporate Governance

The Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions “to enhance corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients.” On this basis, the Company is committed to strengthening and to improving its governance framework which ensures effectiveness of management oversight and transparency in the Company’s management and at the same time pursues sustainable growth and expedited decision-making process within the Nomura Group.

Although Japan’s Corporate Governance Code went into effect in June 2015, we had already been moving forward with a number of initiatives to reinforce our corporate governance prior to this.

In 2001, when the Company adopted a holding company structure and was listed on the New York Stock Exchange (NYSE), the Company installed Outside Directors and established an Internal Controls Committee, a Compensation Committee (comprised of a majority of Outside Directors) and an Advisory Board of eminent persons from outside the Company, and further improved its information disclosure system.

Beginning in 2003, the Company further strengthened and increased the transparency of the Company’s oversight functions by adopting the governance structure under which management oversight and business execution functions are clearly separated (“Company with Three Board Committees”), and established the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. At the same time, considerable authority for the execution of business functions has been delegated to the Company’s Executive Officers to expedite the decision-making process within the Nomura Group.

In addition, the Company is striving to fulfill its responsibility to all stakeholders by establishing the “Code of Ethics of Nomura Group” in 2004, which specifies matters to be observed by each director, officer and employee of the Nomura Group with respect to corporate governance and corporate social responsibility.

Further, in November 2015, recognizing the perspectives of various stakeholders beginning with shareholders and clients, the Company has established the “Nomura Holdings Corporate Governance Guidelines” with the aim of defining, and to contribute to realizing, a framework of effective corporate governance as a structure for transparent/fair and timely/decisive decision-making. The “Nomura Holdings Corporate Governance Guidelines” can be accessed from the Company’s website (http://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf).

Summary of the corporate governance structure and reasons for adopting such structure

The Company is a Company with Three Board Committees. The Company determined that the Company with Three Board Committees structure is the most suitable form of corporate governance at this point in time for the reasons below.

The Company with Three Board Committees structure enhances oversight functions by clearly separating management oversight and business execution functions. The Company with Three Board Committees structure expedites the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. Further, the Company with Three Board Committees structure increases transparency by establishing the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. Among the various organizational structures the Company could have chosen to adopt, the Company believes that the Company with Three Board Committees structure is the most compatible with the corporate governance standards which form a part of the NYSE (which the company is listed on) Listed Company Manual.

The outline of the Company’s Corporate Governance Structure is as follows:

<The Board of Directors and Committees>

The Company has a general rule that the majority of the Board of Directors shall be Outside Directors to perform its management oversight functions appropriately. Six out of the current ten Directors of the Company’s Board of Directors are Outside Directors, who oversee the execution of business from a diversified perspective, by applying their extensive experience and comprehensive knowledge and aiming for transparent management.

As an entity that has adopted the Company with Three Board Committees structure, the Board of Directors and the Audit Committee perform the central role in management oversight functions within the Company. The Chair of the Board of Directors is held by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to better oversee the business conducted by the Executive Officers. The Audit Committee is chaired by an Outside Director, making its independence from the management even clearer.

The overview of the roles and members, etc., of each Committee are as follows:

(1) Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the committee are elected by the Board of Directors. The current members of this Committee are: Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Takao Kusakari and Hiroshi Kimura. This Committee is chaired by Nobuyuki Koga.

(2) Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the independent auditors to be submitted to general meetings of shareholders. The four members of the Committee are elected by the Board of Directors. The current members of the Committee are: Outside Directors Noriaki Shimazaki, Toshinori Kanemoto and Mari Sono, and a Director not concurrently serving as an Executive Officer and a full-time member, Hisato Miyashita. This Committee is chaired by Noriaki Shimazaki. All members satisfy requirements for independence as defined in the Sarbanes-Oxley Act of 2002, and Noriaki Shimazaki is a Financial Expert under this Act and has comprehensive knowledge in the areas of finance and accounting.

(3) Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the committee are elected by the Board of Directors. The current members of this committee are: Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Takao Kusakari and Hiroshi Kimura. This Committee is chaired by Nobuyuki Koga.

<Outside Director>

Six out of the ten Directors of the Company’s Board of Directors are Outside Directors. The Outside Directors, including corporate managers, an attorney and accountants, possess diverse backgrounds. The Company believes that having Outside Directors make statements based on their extensive experience and knowledge from their field of expertise diversifies and activates the discussions of the Board of Directors and each of the Nomination, Audit and Compensation Committees. Such activities of the Outside Directors have played a significant role in determining important managerial matters and overseeing the business execution of the Company and the Company recognizes that the status of the appointment of Outside Directors is appropriate.

As for decisions on resolutions to appoint/dismiss Outside Directors, the Company’s Nomination Committee sets specific selection standards based on factors such as personality, insight, expertise and experience in corporate management as well as independence, and makes decisions based on such standards. In addition, the Company’s “Independence Criteria for Outside Directors” is set forth below. Furthermore, as none of the Outside Directors fall under the categories set down by the Exchange for which independence is considered suspect, and since there is no danger of a conflict of interest arising with the general shareholders, the Company has designated all six Outside Directors as “Independent Directors,” and has notified the Exchange accordingly.

“Independence Criteria for Outside Directors of Nomura Holdings, Inc.”

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.
*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.
*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.
*4:	Certain Amount of Donation shall mean, with respect to any given institution, any amount that exceeds 2% of the donee institution’s gross revenue or ordinary income, whichever is greater, or donations that exceed 10 million yen per year.

<Business Execution Framework>

The Board of Directors has, to the extent permitted by laws and regulations, delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be decided upon deliberation by specific management bodies within the Company including the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee. These management bodies are required to report to the Board of Directors on the status of their deliberations at least once every three months. The roles and members of each management body are outlined below.

(1) Executive Management Board

This Board is chaired by the Group Chief Executive Officer (“Group CEO”) and also consists of the Group Chief Operating Officer (“Group COO”) and other persons designated by the Group CEO. The Executive Management Board deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

(2) Group Integrated Risk Management Committee

This committee is chaired by the Group CEO and also consists of the Group COO, Division Heads (responsible for execution of business in each division), Chief Risk Officer (CRO), Chief Financial Officer (CFO), Chief Legal Officer (CLO), Co- CRO and other persons designated by the Group CEO. The Executive Management Board has delegated authority to the Group Integrated Risk Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group. Please refer to Item 2 “(4) Quantitative and Qualitative Disclosures about Market Risk” of the Section 6. “Operating and Financial Analysis” for other information relating to the status of the risk management system.

(3) Internal Controls Committee

This committee is chaired by the Group CEO, any person(s) designated by the Group CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors. The Internal Controls Committee deliberates and decides upon matters concerning basic framework for evaluating internal control with respect to the Nomura Group’s business, and matters related to the promotion of proper corporate behavior throughout the Nomura Group.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business and operations.

In addition to the above, an “Advisory Board”, consisting of external leaders with extensive expertise, has been established as a consultative panel for the Executive Management Board to utilize outside opinions in planning the Company’s management strategies.

Management Organizations

Status of the Internal Controls System and Status of the Internal Controls System of the Subsidiaries

The Company is committed to strengthening and improving its internal controls system in order to promote proper corporate behavior throughout the Nomura Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports and fostering the timely and appropriate disclosure of information.

The internal controls system in the Company has been implemented based on a resolution adopted by the Board of Directors under the title “Structures for Ensuring Appropriate Operations at Nomura Holdings, Inc.,” which also includes matters regarding maintenance of internal control system as a group. Further, based on the content of the resolution of the Company, each Nomura Group company maintains internal control system that reflects the actual conditions of each company.

Organization, personnel and procedures for internal audits and audits by the Audit Committee/Cooperation in conducting internal audits, audits by the Audit Committee and accounting audits, and their relationship with the Internal Audit Department

The Company established the Office of Non-Executive Directors and Audit Committee to support the Audit Committee and Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, either the Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Non-Executive Directors and Audit Committee, and the consent of either the Audit Committee or an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and discipline of employees serving in the Office of Non-Executive Directors and Audit Committee. Further, in order to increase the effectiveness of audit work, a non-executive full-time Director familiar with the business and organization of Nomura Group may be appointed as a full-time member of the Audit Committee or an Audit Mission Director as necessary.

Further, in order to ensure effective and adequate internal controls, the Group Internal Audit Department which is independent from the business execution functions and other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and its subsidiaries. The implementation status of the internal audit is reported to the Internal Controls Committee, which includes a member of the Audit Committee, and the matters discussed at the Internal Controls Committee are also reported to the Board of Directors. In addition, the Audit Committee is coordinating with the Internal Audit Division by receiving reports, as necessary, directly from the Senior Managing Director in charge of internal audits or indirectly through Audit Committee Members, regarding matters such as the maintenance, operational status and implementation status of the internal audit structure, and concerning any matters worthy of special mention, such matters are included in the periodic reports from the Audit Committee to the Board of Directors. Through such reports, the Outside Directors recognize challenges, etc., based on the internal audits and provide advice, etc., as necessary, to executives.

In addition, to strengthen the independence of the internal audit sections from the business execution functions, implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division require the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee. Audit Committee members may recommend to Executive Officers changes to the implementation plan, additional audit procedures or improvement plan preparations.

The Audit Committee has the authority to approve the accounting auditor’s annual audit plan, hear reports and explanations regarding the accounting audit from the accounting auditor at least once each quarter, exchange information from time to time with the accounting auditor, audit the method and result of the accounting auditor’s audits in view of the appropriateness thereof and examine the relevant financial statements, etc. In addition, audit fees to be paid to the accounting auditor are approved by the Audit Committee upon an explanation from the CFO. Furthermore, regarding services rendered by the accounting auditor and its affiliates’ to the Company and its subsidiaries and the fees to be paid, the Company has a procedure for deliberation and prior approval by the Audit Committee upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

Compensation

(1) Compensation policy

We have developed our compensation policy for both executives and employees of the Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect group, divisional and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

(2) Compensation governance

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that the Nomura Group’s compensation framework supports our business strategy.

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement the Nomura Group’s compensation policy. The HRC’s responsibilities include:

•	approving the compensation framework, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally;

•	approving the total bonus pool and its allocation to each business;

•	reviewing the performance measures of senior executives to ensure that compensation reflects the performance of both individuals and our business globally;

•	continually reviewing the appropriateness and relevance of our compensation policy; and

•	approving any major changes in employee benefits structures globally;

Current members of the HRC include the Group CEO (as Chairman of the Committee), Group COO, CFO, Chief Risk Officer (“CRO”), Chief of Staff and head of Human Resources.

(3) Nomura’s compensation framework

Nomura delivers compensation to executives and employees through fixed and variable components. The key objectives of these components are provided below, together with the specific elements of each component.

Compensation Components	Objectives	Specific Elements
Fixed Compensation	• Rewards individuals for their knowledge, skills, competencies and experiences	• Base salary
• Reflects local labour market standards
	• Reflects practices of local labour markets to deliver allowances as a part of fixed compensation to individuals	• Housing allowances • Overtime pay

Variable Compensation	• Rewards team and individual performances, and their contribution to results as well as the Company’s strategic and future value	• Cash bonuses • Deferred compensation
• Reflects appropriate internal and market-based peer comparisons
• Reflects broad views on compensation, including individual performances, approaches to risk, compliance and cross-divisional cooperation

Note: Benefits driven by local market regulations and practices are not included in the above.

(4) Variable Compensation

Cash bonuses

A proportion of variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of cash bonuses.

Deferred compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation through deferred compensation awards. By linking the economic value of a part of compensation to Nomura’s stock price and imposing certain vesting periods, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing opportunities to grow personal wealth over the period from grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of long-term increase in corporate value.

As a result of these benefits, deferred compensation awards are also recommended by regulators in the key jurisdictions in which we operate.

The deferral period over which our deferred compensation awards vest is generally three or more years. This is in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among other things, a deferral period of three or more years. Deferred compensation awards are also generally reduced, forfeited or clawed back in the event of:

•	voluntary termination of employment;

•	material restatement in our consolidated group financial statements;

•	material violation of policies of Nomura; and

•	material detriment to the business or reputation of Nomura.

Deferred compensation awards for the fiscal year ended March 31, 2013 and subsequent fiscal years which are delivered to senior management and employees who exceed certain compensation levels will also be reduced, forfeited or clawed back in the event of a material downturn in performance of the Nomura group and/or a material failure of risk management.

Furthermore, stricter terms and conditions for reduction, forfeiture and clawback were introduced into deferred compensation awards for the fiscal year ended March 31, 2015 and subsequent fiscal years.

Certain deferred compensation awards delivered in respect of the fiscal years ended March 31, 2013 and March 2014 include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria are met. Awards in respect of the fiscal year ended March 31, 2015 and subsequent fiscal years include similar FCR provisions, however the ability of the recipient to claim FCR in the first year of the award is now limited to a pre-defined election window which closes at a certain day.

Nomura’s deferred compensation awards currently comprise core deferral awards and supplemental deferral awards.

1. Core deferral awards

(a) Stock Acquisition Right (“SAR”) awards

Nomura has issued the following two types of SAR awards.

•	SAR Plan A awards

The Company issues SAR Plan A awards linked to price of the Company’s common stock pursuant to several stock option plans. These awards vest and are exercisable into the Company’s common stock two years after grant date, expire approximately seven years after grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. The exercise price is generally not less than the fair value of the Company’s common stock on grant date. The awards qualify as SARs under Japanese tax law and are therefore delivered primarily to employees in Japan.

•	SAR Plan B awards

The Company issues SAR Plan B awards linked to price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock approximately half to seven years after grant date, expire approximately five and a half to twelve years after grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of ¥1 per share.

(b) Notional Stock Unit (“NSU”) awards

NSU awards are cash-settled awards linked to the price of the Company’s common stock which are designed to replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. This allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives. These awards have graded vesting over seven years from grant date and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

2. Supplemental deferral awards

Beginning with the fiscal year ended March 31, 2011, we have also delivered deferred compensation to certain senior management and employees through supplemental deferral awards which are in additional to the core deferral awards described above. These awards reinforce our goals of retaining and motivating our key talent in the competitive market place. These awards have graded vesting over three years or such longer period where required by local regulations after grant date.

(a) Collared Notional Stock Unit (“CSU”) awards

CSU awards are linked to the value of the Nomura’s stock price subject to a cap and a floor.

(b) Notional Indexed Unit (“NIU”) awards

NIU awards are linked to a world stock index quoted by Morgan Stanley Capital International. Other material terms, including deferral period and vesting conditions, are the same as those for CSUs.

(5) Consistency with risk management and linkage to performance

In determining aggregate compensation, Nomura considers the ratio of compensation and benefit expenses to adjusted net income (defined as net income before income taxes and before deduction of compensation and benefits expenses followed by a specific risk adjustment). The risk adjustment to income is determined by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

Nomura recognizes that its aggregate compensation should maintain consistency with the current financial soundness and future prospects of Nomura, and that it should not have significant impact on capital adequacy in the future.

(6) Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, a Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with our applicable compensation policy.

1.	Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2017
		Basic Compensation(2)(3)	Bonus	Deferred Compensation(4)	Total
Directors	9	¥315	¥94	¥88	¥497
(Outside Directors included in above)	(6)	(146)	(—)	(—)	(146)
Executive Officers	6	430	379	288	1,098

Total	15	¥745	¥473	¥376	¥1,595

(1)	There were 9 Directors and 6 Executive Officers as of March 31, 2017. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
(2)	Basic compensation of ¥745 million includes other compensation (such as commuter pass allowances) of ¥0.69 million.
(3)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)	Deferred compensation represents amounts recognized as compensation and benefit expense during the year ended March 31, 2017 in respect of awards such as SARs granted during the year ended March 31, 2017 and prior years.
(5)	Subsidiaries of the Company paid ¥47 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2017.
(6)	The Company abolished retirement bonuses to Directors in 2001.

2.	Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation(1)
Name	Company	Category	Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total	Total
Nobuyuki Koga	Nomura	Director	¥87	¥—	¥87	¥79	¥80	¥159	¥246
Koji Nagai(2)	Nomura	Director, Representative Executive Officer (Group CEO)	102	17	119	155	156	311	430
Tetsu Ozaki	Nomura	Director, Representative Executive Officer (Group COO)	92	16	108	86	86	172	280
Shoichi Nagamatsu	Nomura	Executive Officer	66	13	79	45	46	91	170
Kunio Watanabe	Nomura	Executive Officer	60	13	73	48	49	97	170
Takumi Kitamura	Nomura	Executive Officer	50	8	58	21	21	42	100
Yuji Nakata	Nomura	Executive Officer	60	13	73	23	24	47	120

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2017.
(2)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

Status of Equity Investment

(1)	Equity investment not for pure investment purpose

Number of the different securities:	301 securities
Amount on balance sheet:	¥121,168 million

(2)	Equity investments not for pure investment purpose by security, number of shares, amount on balance sheet and holding purpose.

(Year ended March 31, 2016)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	21,147	To enhance business relationship
DENTSU INC.	2,400	13,560	Same as above
Asahi Group Holdings, Ltd.	2,650	9,294	Same as above
Japan Exchange Group, Inc	4,429	7,636	Same as above
The Chiba Bank, Ltd.	5,693	3,194	Same as above
Resona Holdings, Inc.	7,905	3,175	Same as above
SURUGA bank, Ltd.	1,136	2,247	Same as above
Nankai Electric Railway Co., Ltd.	3,316	2,026	Same as above
Benesse Holdings, Inc.	568	1,839	Same as above
The Gunma Bank, Ltd.	3,168	1,473	Same as above
Mitsui Fudosan Co., Ltd.	516	1,449	Same as above
HIROSE ELECTRIC CO., LTD.	105	1,303	Same as above
Takashimaya Company, Limited	1,379	1,298	Same as above
The Hiroshima Bank, Ltd.	3,000	1,233	Same as above
The Shizuoka Bank, Ltd.	1,500	1,218	Same as above
NIPPON EXPRESS CO., LTD.	2,060	1,055	Same as above
Nippon Television Holdings, Inc.	548	1,018	Same as above
Daiko Securities Business Co., Ltd.	1,071	935	Same as above
Heiwa Corporation	400	933	Same as above
THE NISHI-NIPPON CITY BANK, LTD.	4,610	917	Same as above
ULVAC, Inc.	247	910	Same as above
Kyushu Financial Group, Inc.	1,395	906	Same as above
The Musashino Bank, Ltd.	313	888	Same as above
The Juroku Bank, Ltd.	2,617	879	Same as above
The Iyo Bank, Ltd.	934	688	Same as above
The Aomori Bank, Ltd.	2,040	669	Same as above
Hokuhoku Financial Group, Inc.	4,132	611	Same as above
TOKYO TY Financial Group, Inc.	218	571	Same as above
C. Uyemura & Co., Ltd.	114	547	Same as above
The Awa Bank, Limited	1,000	545	Same as above

(Year ended March 31, 2017)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	21,467	To enhance business relationship
DENTSU INC.	2,400	14,496	Same as above
Asahi Group Holdings, Ltd.	2,650	11,151	Same as above
Japan Exchange Group, Inc	4,429	7,020	Same as above
Resona Holdings, Inc.	7,905	4,726	Same as above
The Chiba Bank, Ltd.	5,693	4,071	Same as above
SURUGA bank, Ltd.	1,136	2,663	Same as above
The Gunma Bank, Ltd.	3,168	1,841	Same as above
Nankai Electric Railway Co., Ltd.	3,316	1,797	Same as above
HIROSE ELECTRIC CO., LTD.	105	1,617	Same as above
The Hiroshima Bank, Ltd.	3,000	1,419	Same as above
The Shizuoka Bank, Ltd.	1,500	1,359	Same as above
Takashimaya Company, Limited	1,379	1,343	Same as above
ULVAC, Inc.	247	1,281	Same as above
Mitsui Fudosan Co., Ltd.	516	1,225	Same as above
NIPPON EXPRESS CO., LTD.	2,060	1,178	Same as above
Heiwa Corporation	400	1,107	Same as above
Nippon Television Holdings, Inc.	548	1,051	Same as above
The Musashino Bank, Ltd.	313	1,034	Same as above
Nishi-Nippon Financial Holdings, Inc.	922	1,026	Same as above
Kyushu Financial Group, Inc.	1,395	950	Same as above
The Juroku Bank, Ltd.	2,617	940	Same as above
The Aomori Bank, Ltd.	2,040	779	Same as above
TOKYO TY Financial Group, Inc.	218	729	Same as above
Hokuhoku Financial Group, Inc.	413	722	Same as above
The Awa Bank, Limited	1,000	706	Same as above
North Pacific Bank, Ltd.	1,670	705	Same as above
The Iyo Bank, Ltd.	934	700	Same as above
C. Uyemura & Co., Ltd.	114	693	Same as above
Mebuki Financial Group, Inc.	1,519	676	Same as above

(3)	Equity investments for pure investment purpose

Millions of yen
	Year ended March 31, 2016	Year ended March 31, 2017
	Total amount on balance sheet	Total amount on balance sheet	Total dividends received	Total gains on sale	Total gains on valuation
Non-listed securities	—	—	—	—	—
Listed securities	7,200	7,986	164	—	4,836

Regulations regarding the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Appoint Directors

The Company’s Articles of Incorporation provide that a resolution for the appointment of Directors shall be adopted at a general meeting of shareholders with a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the appointment of Directors.

Requirements for a “Special” Resolution at the General Meeting of Shareholders

The Company’s Articles of Incorporation provide that any resolution under Article 309, Paragraph 2 of the Companies Act must be adopted with a vote in favor by 2/3 of the voting rights held by the shareholders at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Decision-Making Body for Dividends, etc.

In order for the Company to return profit to the shareholders and execute capital policy by responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide that dividend distributions, etc., under Article 459, Paragraph 1 of the Companies Act must be approved by a resolution adopted by the Board of Directors, instead of a resolution adopted by the general meeting of shareholders, unless otherwise prescribed by law.

Release for Directors and Executive Officers

In order for the Directors and Executive Officers to perform their expected roles in the execution of their duties, the Company’s Articles of Incorporation provide that Directors (including former Directors) and Executive Officers (including former Executive Officers) can be released from Companies Act Article 423 Paragraph 1 liability by a resolution adopted by the Board of Directors pursuant to Article 426 Paragraph 1 of the Companies Act, up to the amount specified in applicable laws and regulations.

Limitation of Liability Agreement

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with Directors Hisato Miyashita and all of the Outside Directors. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Preferred Stock

In order for the Company to secure flexibility of financing and to quickly respond to changes in the economic and business environments, the Company’s Articles of Incorporation enables the Company to issue preferred stock with no voting rights, in addition to common stock. The unit for preferred stock is 100 shares, which is the same as the unit for common stock. The shareholders of preferred stock may not exercise voting rights with regard to any proposals at a general meeting of shareholders, as long as such shareholders of the preferred stock receive preferred dividends that are paid in priority to the shareholders of the common stock.

As of the date of this report, the Company has only issued common stock.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Noboru Miura	Ernst & Young ShinNihon LLC

Designated and Operating Partner Toyohiro Fukata	Ernst & Young ShinNihon LLC

Designated and Operating Partner Toru Nakagiri	Ernst & Young ShinNihon LLC

Designated and Operating Partner Kenjiro Tsumura	Ernst & Young ShinNihon LLC

Personal profiles are not provided, as none of the above accountants have records of more than seven years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	20 persons

Others:	115 persons

Others include those who passed the Certified Public Accountant Examination and system auditors.

(2) Audit fees, etc

1. Details of fees to Ernst & Young ShinNihon LLC

	(in millions of yen)
	Year ended March 31, 2016		Year ended March 31, 2017
	Audit	Non-audit	Audit	Non-audit
Company	¥849	¥17	¥836	¥20
Consolidated subsidiaries	363	92	368	81

Total	¥1,212	¥109	¥1,204	¥101

2. Details of significant fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC also provide a various type of services, such as audit services, audit-related services, tax services and other services with the Company and its consolidated subsidiaries. The following table presents information about fees for those services provided by Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC.

	Millions of yen	Millions of yen
	Year ended March 31, 2016	Year ended March 31, 2017
Audit Fees	¥1,912	¥1,759
Audit-Related Fees	120	213
Tax Fees	148	151
All Other Fees	343	139

Total	¥2,523	¥2,262

3. Details of non-audit services provided by Ernst & Young ShinNihon for the Company

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

4. Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst & Young ShinNihon LLC after our Chief Financial Officer (“CFO”) considers the appropriate fee level in order to practice a high quality audit based on the previous performance, audit scope, audit procedure, audit system, annual plans and etc. With respect to non-audit services to be provided by Ernst & Young ShinNihon LLC, Ernst & Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)	Pursuant to Article 95 of “Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The unconsolidated financial statements of the Company were prepared based on the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963) (the “Ordinance”). Also, the financial statements of the Company are prepared in accordance with Article 127 of the Ordinance.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the year ended March 31, 2017.

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

		Millions of yen
		March 31
	Notes	2016	2017
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥3,476,261	¥2,536,840
Time deposits		196,632	207,792
Deposits with stock exchanges and other segregated cash		225,950	227,456

Total cash and cash deposits		3,898,843	2,972,088

Loans and receivables:
Loans receivable (including ¥301,766 million and ¥537,664 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2, 7	1,605,603	1,875,828
Receivables from customers (including ¥1,542 million and ¥1,281 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2	210,844	148,378
Receivables from other than customers		1,156,608	1,076,773
Allowance for doubtful accounts	*7	(3,477)	(3,551)

Total loans and receivables		2,969,578	3,097,428

Collateralized agreements:
Securities purchased under agreements to resell (including ¥1,098,969 million and ¥1,089,000 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2	9,205,165	11,456,591
Securities borrowed		5,872,495	7,273,234

Total collateralized agreements		15,077,660	18,729,825

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥6,483,857 million and ¥5,123,444 million in 2016 and 2017, respectively; including ¥5,761 million and ¥7,334 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2, 3	16,379,424	15,165,310
Private equity investments (including ¥7,145 million and ¥7,451 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2	30,578	27,054

Total trading assets and private equity investments		16,410,002	15,192,364

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥402,599 million and ¥445,000 million in 2016 and 2017, respectively)		355,507	349,696
Non-trading debt securities	*2, 5	870,812	775,025
Investments in equity securities	*2	137,970	146,730
Investments in and advances to affiliated companies	*7, 19	395,284	420,116
Other (including ¥60,359 million and ¥177,726 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2, 5, 9	974,511	1,168,806

Total other assets		2,734,084	2,860,373

Total assets		¥41,090,167	¥42,852,078

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

		Millions of yen
		March 31
	Notes	2016	2017
LIABILITIES AND EQUITY
Short-term borrowings (including ¥330,816 million and ¥401,300 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2, 10	¥662,902	¥543,049
Payables and deposits:
Payables to customers		688,196	1,005,670
Payables to other than customers		1,337,931	1,569,922
Deposits received at banks		2,222,991	1,132,843

Total payables and deposits		4,249,118	3,708,435

Collateralized financing:
Securities sold under agreements to repurchase (including ¥442,247 million and ¥390,677 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2	14,192,309	17,095,898
Securities loaned (including ¥129,201 million and ¥149,377 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2	1,937,009	1,627,124
Other secured borrowings		476,273	338,069

Total collateralized financing		16,605,591	19,061,091

Trading liabilities	*2, 3	7,499,335	8,191,794
Other liabilities (including ¥17,739 million and ¥11,202 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2, 9	1,200,647	1,308,510
Long-term borrowings (including ¥2,703,816 million and ¥2,562,962 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	*2, 10	8,129,559	7,195,408

Total liabilities		38,347,152	40,008,287

Commitments and contingencies (Note 20)	*20
Equity:	*17
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares in 2016 and 2017 Issued—3,822,562,601 shares in 2016 and 2017 Outstanding—3,608,391,999 shares in 2016 and 3,528,429,451 shares in 2017		594,493	594,493
Additional paid-in capital		692,706	681,329
Retained earnings		1,516,577	1,663,234
Accumulated other comprehensive income	*16	44,980	33,652

Total NHI shareholder’s equity before treasury stock		2,848,756	2,972,708
Common stock held in treasury, at cost—214,170,602 shares in 2016 and 294,133,150 shares in 2017		(148,517)	(182,792)

Total NHI shareholders’ equity		2,700,239	2,789,916

Noncontrolling interests		42,776	53,875
Total equity		2,743,015	2,843,791

Total liabilities and equity		¥41,090,167	¥42,852,078

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2016	2017
Cash and cash deposits	¥3	¥4
Trading assets and private equity investments	1,310	1,400
Other assets	10	59

Total assets	¥1,323	¥1,463

Trading liabilities	¥3	¥18
Other liabilities	2	2
Borrowings	809	954

Total liabilities	¥814	¥974

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen
		Year ended March 31
	Notes	2016	2017
Revenue:
Commissions		¥431,959	¥327,129
Fees from investment banking		118,333	92,580
Asset management and portfolio service fees		229,006	216,479
Net gain on trading	*2, 3	354,031	475,587
Gain on private equity investments		13,761	1,371
Interest and dividends		440,050	441,036
Gain (loss) on investments in equity securities		(20,504)	7,708
Other	*9	156,460	153,626

Total revenue		1,723,096	1,715,516
Interest expense		327,415	312,319

Net revenue		1,395,681	1,403,197

Non-interest expenses:
Compensation and benefits		574,191	496,385
Commissions and floor brokerage		123,881	94,495
Information processing and communications		189,910	175,280
Occupancy and related depreciation		78,411	69,836
Business development expenses		35,892	35,111
Other		228,238	209,295

Total non-interest expenses		1,230,523	1,080,402

Income before income taxes		165,158	322,795

Income tax expense	*15	22,596	80,229

Net income		¥142,562	¥242,566

Less: Net income attributable to noncontrolling interests		11,012	2,949

Net income attributable to NHI shareholders		¥131,550	¥239,617

		Yen
Per share of common stock:	*11
Basic—
Net income attributable to NHI shareholders per share		¥36.53	¥67.29

Diluted—
Net income attributable to NHI shareholders per share		¥35.52	¥65.65

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2016	2017
Net income	¥142,562	¥242,566
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(68,237)	(6,764)
Deferred income taxes	(12,856)	1,073

Total	(81,093)	(5,691)

Defined benefit pension plans:
Pension liability adjustment	(26,074)	(11,340)
Deferred income taxes	8,153	3,645

Total	(17,921)	(7,695)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,492)	(9,225)
Deferred income taxes	81	2,625

Total	(1,411)	(6,600)

Own credit adjustments:
Own credit adjustments	—	(14,696)
Deferred income taxes	—	1,963

Total	—	(12,733)

Total other comprehensive income (loss)	(100,425)	(32,719)

Comprehensive income	42,137	209,847
Less: Comprehensive income attributable to noncontrolling interests	9,346	852

Comprehensive income attributable to NHI shareholders	¥32,791	¥208,995

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2016	2017
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,407	692,706
Issuance and exercise of common stock options	4,127	(11,377)
Changes in an affiliated company’s interests in its subsidiary	5,172	—

Balance at end of year	692,706	681,329

Retained earnings
Balance at beginning of year	1,437,940	1,516,577
Cumulative effect of change in accounting principle(1)	—	(19,294)
Net income attributable to NHI shareholders	131,550	239,617
Cash dividends	(46,797)	(70,810)
Gain (loss) on sales of treasury stock	(6,116)	(2,856)

Balance at end of year	1,516,577	1,663,234

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	133,371	53,418
Net change during the year	(79,953)	(5,651)

Balance at end of year	53,418	47,767

Defined benefit pension plans
Balance at beginning of year	(15,404)	(33,325)
Pension liability adjustment	(17,921)	(7,695)

Balance at end of year	(33,325)	(41,020)

Non-trading securities
Balance at beginning of year	25,772	24,887
Net unrealized gain (loss) on non-trading securities	(885)	(4,543)

Balance at end of year	24,887	20,344

Own credit adjustments
Balance at beginning of year	—	—
Cumulative effect of change in accounting principle(1)	—	19,294
Own credit adjustments	—	(12,733)

Balance at end of year	—	6,561

Balance at end of year	44,980	33,652

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2016	2017
Common stock held in treasury
Balance at beginning of year	(151,805)	(148,517)
Repurchases of common stock	(20,002)	(61,338)
Sales of common stock	1	1
Common stock issued to employees	23,296	25,796
Other net change in treasury stock	(7)	1,266

Balance at end of year	(148,517)	(182,792)

Total NHI shareholders’ equity
Balance at end of year	2,700,239	2,789,916

Noncontrolling interests
Balance at beginning of year	37,172	42,776
Cumulative effect of change in accounting principle(2)	—	11,330
Cash dividends	(9,978)	(1,781)
Net income attributable to noncontrolling interests	11,012	2,949
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(1,140)	(40)
Net unrealized gain (loss) on non-trading securities	(525)	(2,057)
Purchase / sale of subsidiary shares, net	500	(14)
Other net change in noncontrolling interests	5,735	712

Balance at end of year	42,776	53,875

Total equity
Balance at end of year	¥2,743,015	¥2,843,791

(1)	Represents the adjustment to initially apply Accounting Standards Update (“ASU”) 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.”

(2)	Represents the adjustment to initially apply ASU 2015-02, “Amendments to the Consolidation analysis” (“ASU 2015-02”).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2016	2017
Cash flows from operating activities:
Net income	¥142,562	¥242,566
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	79,394	70,928
Stock option expenses	16,890	8,960
(Gain) loss on investments in equity securities	20,504	(7,708)
Equity in earnings of affiliates, net of dividends received	(22,886)	(21,059)
Loss on disposal of office buildings, land, equipment and facilities	1,325	1,339
Deferred income taxes	(58,859)	22,528
Changes in operating assets and liabilities:
Time deposits	124,922	(18,275)
Deposits with stock exchanges and other segregated cash	213,288	(2,854)
Trading assets and private equity investments	248,495	1,197,062
Trading liabilities	(2,279,966)	708,196
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,605,658	635,593
Securities borrowed, net of securities loaned	1,762,173	(1,706,545)
Other secured borrowings	(192,350)	(138,204)
Loans and receivables, net of allowance for doubtful accounts	(136,694)	(193,786)
Payables	(41,838)	531,516
Bonus accrual	(41,281)	4,543
Accrued income taxes, net	(37,126)	10,220
Other, net	(165,839)	(39,995)

Net cash provided by operating activities	1,238,372	1,305,025

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(324,722)	(312,880)
Proceeds from sales of office buildings, land, equipment and facilities	282,473	239,184
Payments for purchases of investments in equity securities	—	(647)
Proceeds from sales of investments in equity securities	899	1,998
Increase in loans receivable at banks, net	(40,767)	(21,322)
Decrease in non-trading debt securities, net	56,814	88,099
Decrease in investments in affiliated companies, net	1,803	809
Other, net	(211)	(113,292)

Net cash used in investing activities	(23,711)	(118,051)

Cash flows from financing activities:
Increase in long-term borrowings	3,018,453	1,526,334
Decrease in long-term borrowings	(2,922,558)	(2,403,076)
Decrease in short-term borrowings, net	(17,395)	(81,964)
Increase (decrease) in deposits received at banks, net	1,010,101	(1,068,168)
Proceeds from sales of common stock held in treasury	571	401
Payments for repurchases of common stock held in treasury	(20,002)	(61,338)
Payments for cash dividends	(82,783)	(42,833)

Net cash provided by (used in) financing activities	986,387	(2,130,644)

Effect of exchange rate changes on cash and cash equivalents	(40,195)	4,249

Net increase (decrease) in cash and cash equivalents	2,160,853	(939,421)
Cash and cash equivalents at beginning of the year	1,315,408	3,476,261

Cash and cash equivalents at end of the year	¥3,476,261	¥2,536,840

Supplemental information:
Cash paid during the year for—
Interest	¥352,276	¥307,635

Income tax payments, net	¥118,580	¥47,482

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting and summary of accounting policies:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (the “SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976). The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the year ended March 31, 2017. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interests in a voting interest entity or by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by a “financial controlling model”, which takes into account the ownership level of voting interests in an entity and other factors.

In addition, U.S. GAAP provides a definition of investment companies for which specialized accounting guidance applies, and entities that are subject to this guide carry all of their investments at fair value, with changes in fair value recognized through earnings. Under Japanese GAAP, under situations such as where a venture capital fund holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥20,691 million (lower) and ¥6,628 million (higher) for the years ended March 31, 2016 and 2017, respectively.

Unrealized gains and losses on investment in equity securities for other than operating purposes—

Under U.S. GAAP applicable to broker-dealers, investments in equity securities for other than operating purposes are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥696 million (higher) and ¥2,719 million (lower) for the years ended March 31, 2016 and 2017, respectively. The investments in equity securities for other than operating purposes are included in Other assets-Other in the consolidated balance sheets.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP applicable to broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥1,866 million (higher) and ¥3,767 million (lower) for the years ended March 31, 2016 and 2017, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when a net gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Under Japanese GAAP, these gains or losses are amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and is tested for impairment periodically. Under Japanese GAAP, goodwill is amortized over a certain period of less than 20 years using the straight-line method. Therefore, under U.S. GAAP, Income before income taxes was ¥7,180 million (higher) and ¥6,836 million (higher) for the years ended March 31, 2016 and 2017, respectively

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value with changes in fair value, net of applicable income taxes, recognized in other comprehensive income.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which would otherwise be carried on a basis other than fair value (“the fair value option”). Where the fair value option is elected, the financial asset or liability is carried at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under U.S. GAAP, Income before income taxes was ¥29,473 million (lower) and ¥7,629 million (higher) for the years ended March 31, 2016 and 2017, respectively. In addition, non-marketable equity securities which are carried at fair value in the consolidated financial statements shall be carried at cost less impairment losses under Japanese GAAP.

Offsetting of amounts related to certain contracts—

Under U.S. GAAP, an entity that is party to a master netting arrangement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Under Japanese GAAP, offsetting of such amounts is not permitted.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over periods of up to three years using the straight-line method.

Accounting for changes in controlling interests in a consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent’s ownership interest decreases as a result of sales of a subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of a controlling interest and a related valuation gain or loss is recognized in earnings. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is calculated as the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet as adjusted for the share of net income or losses and other adjustments from initial acquisition through to the date of loss of a controlling interest multiplied by the ratio of the remaining shareholding percentage against the holding percentage prior to loss of control.

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, derivatives, and currencies on a global basis, and provides investment banking services such as the underwriting of debt and equity securities as well as mergers and acquisitions and financial advice.

Basis of consolidated financial statements—

These consolidated financial statements include the financial statements of the Company and other entities in which it has a controlling financial interest. Nomura initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIEs that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds an interest that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as a holding of 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported within Trading assets, Private equity investments or Other assets—Other. Other financial investments are generally reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain entities in which Nomura has a financial interest are investment companies under ASC 946. These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”), Nomura International plc (“NIP”) and Nomura Financial Products & Services, Inc. (“NFPS”).

All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting these consolidated financial statements, management makes estimates regarding the valuation of certain financial instruments and investments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates which could have a material impact on these consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In both cases, fair value is generally determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

The fair value of financial assets and financial liabilities of consolidated VIEs which meet the definition of collateralized financing entities are both measured using the more observable fair value of the financial assets and financial liabilities.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and reported within Trading assets in the consolidated balance sheets with the change in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date, and all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported within Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.

Revenue from services provided to clients—

Nomura earns revenue through fees and commissions from providing financial services to clients across all three business divisions. These services primarily include trade execution and clearing services, financial advisory services, asset management services, underwriting services, syndication services and distribution services.

Revenues are recognized when the fees and commissions have been earned and are realizable which is either at a specific point in time when Nomura has satisfied its obligations to provide the service to the client or over a period of time where Nomura satisfies its obligation to provide services over time. Fees and commissions may be fixed amounts or variable amounts where the amount to be received is uncertain. Such uncertainty may arise because the amount Nomura is entitled to is based on a variable amount, is dependent upon a contingent event occurring or not occurring, or because it may be reduced by amounts to be repaid to the client. Variable fees and commissions are only recognized when the underlying uncertainty is resolved.

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes underwriting fees, syndication fees and other financial advisory fees. Underwriting and syndication fees are recorded when the underlying underwriting or syndication transactions are completed. Financial advisory fees are recognized when the related services are performed or upon completion of the underlying transaction. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt securities, equity securities and derivatives which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a settlement date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within Revenue—Net gain on trading in the consolidated statements of income.

Certain trading liabilities are held to economically hedge the price risk of investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateralized agreements and collateralized financing—

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed. Collateralized financing consists of repurchase agreements disclosed as Securities sold under agreements to repurchase, securities lending transactions disclosed as Securities loaned and certain other secured borrowings.

Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold. Certain reverse repurchase and repurchase agreements are carried at fair value through election of the fair value option. No allowance for credit losses is generally recognized against reverse repurchase agreements due to the strict collateralization requirements.

Repurchase agreements where the maturity of the security transferred as collateral matches the maturity of the repurchase agreement (“repurchase-to-maturity transactions”) are accounted for as secured borrowing transactions under ASC 860.

Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase agreement used in Japanese financial markets. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold.

Reverse repurchase agreements and repurchase agreements accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received. No allowance for credit losses is generally recognized against securities borrowing transactions due to the strict collateralization requirements.

Securities borrowing and lending transactions accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are also offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are carried at contractual amounts due.

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under ASC 860 and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 6 “Securitizations and Variable Interest Entities” and Note 10 “Borrowings” for further information regarding these transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

See Note 4 “Collateralized transactions” for further information.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading purposes. All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value at the balance sheet date is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 “Derivatives and Hedging” (“ASC 815”) are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

Exchange traded and centrally cleared OTC derivatives typically involve daily variation margin payments and receipts which reflect changes in the fair value of the related derivative. Such variation margin amounts are accounted for as either a partial settlement of the derivative or as a separate cash collateral receivable or payable depending on the legal form of the arrangement.

Trading

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Certain derivatives used for non-trading purposes are formally designated as fair value and net investment hedges under ASC 815.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading debt securities, respectively. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial liabilities through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). The change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of income within Revenue—Other.

See Note 3 “Derivative instruments and hedging activities” for further information.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is generally reported in the consolidated statements of income within Revenue—Interest and dividends.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within Revenue—Net gain on trading.

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for credit losses.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were immaterial as of March 31, 2016 and March 31, 2017.

See Note 7 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions, receivables for commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥161,651 million and ¥82,672 million as of March 31, 2016 and March 31, 2017, respectively.

These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within these receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within Allowance for doubtful accounts.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan commitments—

Unfunded loan commitments written by Nomura are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.

These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees are recognized as part of the fair value of the commitment.

For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes an allowance for credit losses which is reported within Other liabilities—other in the consolidated balance sheets which reflects management’s best estimate of probable losses incurred within the loan commitments which have been specifically identified as impaired. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities failed to receive, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Land	¥80,031	¥78,365
Office buildings	99,400	94,626
Equipment and facilities	27,380	39,062
Software	147,235	137,537
Construction in progress	1,461	106

Total	¥355,507	¥349,696

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization charges of assets which are owned by Nomura are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. Depreciation charges of assets which are leased by Nomura under agreements which are classified as capital leases under ASC 840 “Leases” (“ASC 840”) are generally recognized over the term of the lease. The estimated useful life of an asset takes into consideration technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life or the term of the lease.

The estimated useful lives for significant asset classes are as follows:

Office buildings	5 to 50 years
Equipment and facilities	2 to 20 years
Software	Up to 5 years

Depreciation and amortization charges of both owned and capital lease assets are reported within Non-interest expenses—Information processing and communications in the amount of ¥61,906 million, ¥56,186 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥17,488 million, and ¥14,742 million for the years ended March 31, 2016 and 2017, respectively.

Leases that involve real estate are classified as either operating or capital leases in accordance with ASC 840. Rent expense relating to operating leases is recognized over the lease term on a straight-line basis. If the lease is classified as a capital lease, Nomura recognizes the real estate as an asset on the consolidated balance sheets together with a lease obligation. The real estate is initially recognized at the lower of its fair value or present value of minimum lease payments, and subsequently depreciated over its useful life on a straight-line basis. Where Nomura has certain involvement in the construction of real estate subject to a lease, Nomura is deemed the owner of the construction project and recognizes the real estate on the consolidated balance sheets until construction is completed. At the end of the construction period the real estate is either derecognized or continues to be recognized on the consolidated balance sheets in accordance with ASC 840, depending on the extent of Nomura’s continued involvement with the real estate.

Long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥99,203 million and ¥38,767 million, respectively, as of March 31, 2016 and ¥107,800 million and ¥38,930 million, respectively, as of March 31, 2017.

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura, including an insurance subsidiary, hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value reported within Revenue—Other in the consolidated statements of income. Non-trading securities held by the insurance subsidiary are also carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with unrealized changes in fair value generally reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Changes in fair value of non-trading debt securities designated as foreign currency fair value hedges attributable to the risk being hedged are reported within Revenue—Other in the consolidated statements of income with other unrealized changes in fair value reported net-of-tax within Other comprehensive income (loss). Realized gains and losses on non-trading securities are reported within Revenue—Other in the consolidated statements of income.

Where the fair value of non-trading securities held by Nomura’s insurance subsidiary has declined below amortized cost, the securities are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost reported within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also reported within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more likely than not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not intend to sell the debt security and it is not more likely than not that Nomura will be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is reported in the consolidated statements of income and any non-credit loss component reported within Other comprehensive income (loss) in the consolidated statements of comprehensive income.

See Note 5 “Non-trading securities” for further information.

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are carried at amortized cost.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation.

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Certain structured notes issued prior to April 1, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain on trading in the consolidated statements of income.

See Note 10 “Borrowings” for further information.

Income taxes—

Deferred tax assets and liabilities are recognized to reflect the expected future tax consequences of operating loss carryforwards, tax credit carryforwards and temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is established against deferred tax assets for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Deferred tax assets and deferred tax liabilities that relate to the same tax-paying component within a particular tax jurisdiction are offset in the consolidated balance sheets. Net deferred tax assets and net deferred tax liabilities are reported within Other assets—Other and Other liabilities in the consolidated balance sheets.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Nomura recognizes income tax-related interest and penalties within Income tax expense in the consolidated statements of income.

See Note 15 “Income taxes” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) which are expected to be settled by the delivery of the Company’s common stock are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Other awards such as Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled are also effectively classified as liability awards. Liability awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s common stock or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the contractual vesting period. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

Certain deferred compensation awards granted since May 2013 include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination or by claiming FCR during a pre-defined election window if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

See Note 13 “Deferred compensation plans” for further information.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

See Note 11 “Earnings per share” for further information.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.

Intangible assets with finite lives (“finite-lived intangible assets”) are amortized over their estimated useful lives and tested for impairment either individually or with other assets (“asset group”) when events and circumstances indicate that the carrying value of the intangible asset (or asset group) may not be recoverable.

A finite-lived intangible asset is impaired when its carrying amount or the carrying amount of the asset group exceeds its fair value. An impairment loss is recognized only if the carrying amount of the intangible asset (or asset group) is not recoverable and exceeds its fair value.

For both goodwill and intangible assets, to the extent an impairment loss is recognized, the loss establishes a new cost basis for the asset which cannot be subsequently reversed.

See Note 9 “Other assets—Other / Other liabilities” for further information.

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities at the earlier of the date an appropriately detailed restructuring plan is approved by regional executive management or the terms of the involuntary terminations are communicated to employees potentially affected. Contractual termination benefits included in an employee’s contract of employment that is triggered by the occurrence of a specific event are recognized during the period in which it is probable that Nomura has incurred a liability and the amount of the liability can be reasonably estimated. A one-time termination benefit is established by a plan of termination that applies to a specified termination event and is recognized when an appropriately detailed restructuring plan is approved by regional executive management and the terms of the involuntary terminations are communicated to those employees potentially affected by the restructuring.

See Note 14 “Restructuring initiatives” for further information.

Employee benefit plans—

Nomura provides certain eligible employees with various benefit plans, including pensions and other post-retirement benefits. These benefit plans are classified as either defined benefit plans or defined contribution plans.

Plan assets and benefit obligations, as well as the net periodic benefit cost of a defined benefit pension or post-retirement benefit plan, are recognized based on various actuarial assumptions such as discount rates, expected return on plan assets and future compensation levels at the balance sheet date. Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and unrecognized prior service costs or credits are amortized to net periodic benefit cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits. The overfunded or underfunded status of a plan is reported within Other assets—Other or Other liabilities in the consolidated balance sheets, and changes in funded status are reflected in net periodic benefit cost and Other comprehensive income (loss) on a net-of-tax basis in the consolidated statements of comprehensive income.

The net periodic pension and other benefit cost of defined contribution plans is recognized within Compensation and benefits in the consolidated statements of income when the employee renders service to Nomura, which generally coincides with when contributions to the plan are made.

See Note 12 “Employee benefit plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2017:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-02, “Amendments to the Consolidation Analysis”

•     Simplifies complex consolidation guidance in ASC 810 “Consolidation” by eliminating the legacy variable interest consolidation model applied to certain investment companies, money market funds, qualifying real estate funds and similar entities.

•     Provides a new consolidation exception for certain registered money market funds and similar entities.

•     Modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities under ASC 810.

•     Modifies how fee arrangements and related party relationships should be considered in determining whether a variable interest entity should be consolidated.

•     Requires new footnote disclosures regarding financial support arrangements with certain registered money market funds and similar entities to which the exception from consolidation has been applied.

		Modified retrospective adoption from April 1, 2016.	Nomura consolidated certain investment funds, which increased total assets and total equity by ¥11,330 million upon adoption as of April 1, 2016. No impact on Nomura’s results of operations.

ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”

•     Provides an alternative method for measuring both financial assets and liabilities of consolidated collateralized financing entity by using either the fair value of the financial assets or financial liabilities, whichever is more observable.

•     Requires certain new qualitative footnote disclosures where the alternative method is applied.

		Modified retrospective adoption from April 1, 2016.	No material impact.

ASU 2015-07, “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)”

•     Removes the requirement to categorize investments for which fair value is estimated using net asset value as a practical expedient within the fair value hierarchy.

•     Revises certain other related fair value footnote disclosure requirements.

		Full retrospective adoption from April 1, 2016.	No material impact.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” - Presentation of own credit adjustments

•     Requires unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) to be presented separately in other comprehensive income.

		Modified retrospective adoption from April 1, 2016.	Significant reclassification from Retained earnings to Accumulated other comprehensive income (loss) on adoption date and significant own credit adjustments recognized through other comprehensive income rather than earnings during the year ended March 31,2017.(1)

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”	• Requires issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of the related debt liability rather than a separate asset.	Full retrospective adoption from April 1, 2016.	No material impact.

ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”

•     Clarifies the SEC staff’s position on presentation and measurement of debt issuance costs associated with line-of-credit arrangements which are permitted to be presented as an asset and subsequently amortized ratably over the term of the related line-of-credit arrangements.

		Prospective adoption from April 1, 2016.	No material impact.

ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period”	• Clarifies a performance target that affects vesting and that could be achieved after the requisite service period is accounted for as a performance condition.	Prospective adoption from April 1, 2016.	No material impact.

ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement”	• Provides guidance on evaluating the accounting for fees paid in a cloud computing arrangement.	Prospective adoption from April 1, 2016.	No material impact.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”

•     Eliminates the requirement for an acquirer in a business combination to account for adjustments made to provisional amounts retrospectively.

•     New footnote disclosure requirement for any measurement-period adjustments identified during the reporting period.

		Prospective adoption from April 1, 2016.	No material impact.

(1)	A cumulative catch up adjustment, net of taxes, of ¥19,294 million was recognized as of April 1, 2016 to reclassify cumulative unrealized gains arising from own credit adjustments from Retained earnings to Accumulated other comprehensive income (loss). During the year, net losses, net of taxes, of ¥12,147 million were recognized through other comprehensive income rather than earnings. See Note 16 “Other comprehensive income (loss)” for further information regarding movements in own credit adjustments during the year.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will or may potentially be adopted during the year ending March 31, 2018:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-05, “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”	• Clarifies how a change in counterparty of a derivative designated as hedging instrument in an existing hedging relationship affects the hedging relationship under ASC 815.	Prospective or modified retrospective adoption from April 1, 2017.	No material impact expected.

ASU 2016-07, “Simplifying the Transition Method of Equity Method of Accounting”

•     Simplifies investor’s accounting for equity method investments as a result of an increase in ownership level or degree of influence over the investee from prior period.

•     Requires prospective application of equity method accounting from the date when an equity investment qualifies for equity method of accounting.

		Prospective adoption from April 1, 2017.	No material impact expected.

ASU 2016-09 “Improvements to Employee Share-Based Payment Accounting”

•     Allows an accounting policy election to be made to either account for forfeitures when they occur or to include estimated forfeitures in compensation expense recognized during a reporting period.

•     Requires all associated excess tax benefits to be recognized as an income tax benefit through earnings rather than as additional paid-in capital with excess tax deficiencies recognized as income tax expense rather than as an offset of excess tax benefits, if any.

•     Requires recognition of excess tax benefits regardless of whether the benefit reduces taxes payable in the current reporting period.

		Modified retrospective or prospective adoption from April 1, 2017 depending on the nature of the accounting change.	No material impact expected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2018 and which may have a material impact on these financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” - Other amendments

•     Requires all equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in earnings.

•     Introduces new disclosures for financial instruments including embedded derivatives.

•     Eliminates certain existing disclosures around the assumptions and methodology used to determine fair value of financial instruments.

		Modified retrospective adoption from April 1, 2018.	No material impact expected.

ASU 2014-09, “Revenue from Contracts with Customers”(2)

•     Replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition” and certain industry-specific revenue recognition guidance.

•     Requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.

•     Specifies the accounting for costs to obtain or fulfill a customer contract.

•     Revises existing guidance for principal-versus-agency determination.

•     Requires extensive new footnote disclosures around nature and type of revenue from services provided to customers.

		Modified retrospective adoption from April 1, 2018.(3)	Expected impact on timing of recognition and presentation of certain revenues and costs in the consolidated statement of income.(4)

ASU 2016-02, “Leases”

•     Replaces ASC 840 “Leases”, the current guidance on lease accounting, and revised the definition of a lease.

•     Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

•     Lessor accounting is largely unchanged from current guidance.

•     Simplifies the accounting for sale leaseback and “build-to-suit” leases.

•     Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

		Modified retrospective adoption from April 1, 2019.(1)	Currently evaluating the potential impact however a gross up of Nomura’s balance sheet is expected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”

•     Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

•     The new model based on lifetime current expected credit losses (CECL) measurement, to be recognized at the time an in-scope instrument is originated, acquired or issued.

•     Replaces existing incurred credit losses model under current GAAP.

•     Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

		Modified retrospective adoption from April 1, 2020.(1)	Currently evaluating the potential impact.

ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments” and ASU 2016-18, “Restricted Cash”

•     Amends the classification of certain cash receipts and cash payments in the statement of cash flows.

•     Requires movements in restricted cash and restricted cash equivalents to be presented as part of cash and cash equivalents in the statement of cash flows.

•     Requires new disclosures on the nature and amount of restricted cash and restricted cash equivalents.

		Full retrospective adoption from April 1, 2018.(1)	Currently evaluating the potential impact.

(1)	Unless Nomura early adopts which is considered unlikely as of the date of these consolidated financial statements.
(2)	As subsequently amended by ASU 2015-14 “Revenue from Contracts with Customers—Deferral of the Effective Date”, ASU 2016-08 “Revenue from Contracts with Customers—Principal versus Agent Considerations”, ASU 2016-10 “Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing”, ASU 2016-12 “Revenue from Contracts with Customers—Narrow-Scope Improvements and Practical Expedients”, ASU 2016-20 “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”.
(3)	Nomura currently expects to adopt ASU 2014-09 and related guidance on April 1, 2018 through modified retrospective adoption.
(4)	Based on the current status of Nomura’s evaluation of ASU 2014-09 and related guidance, Nomura currently expects the new guidance to have the following impacts on these consolidated financial statements:

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	A delay in the timing of when certain financial advisory fees are recognized as revenue but earlier recognition of certain asset management distribution fees;

•	A change in the timing of when certain costs to obtain and fulfill a contract in scope of the ASU are expensed, because of new guidance requiring such costs to be capitalized;

•	A change in the presentation of certain trade execution revenues and associated costs from a gross to a net basis in the consolidated statement of income as a result of revised principal-versus-agency guidance;

•	A change in the presentation of certain investment banking revenues and associated costs from a net to a gross basis in the consolidated statement of income as a result of revised principal-versus-agency guidance; and;

•	A significant increase in qualitative disclosures included within the footnotes to the financial statements which will discuss the accounting policies applied by Nomura in recognition of revenue from services and the treatment of associated costs.

Nomura continues to assess and evaluate the impact of the new guidance and as a result, additional impacts may be identified through to adoption date on April 1, 2018. Whilst Nomura’s evaluation is not complete, changes to the timing of when revenues or costs are recognized are not expected to have a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2016 and 2017 within the fair value hierarchy.

	Billions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2016
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,032	¥742	¥34	¥—	¥1,808
Private equity investments(3)	—	—	20	—	20
Japanese government securities	2,973	—	—	—	2,973
Japanese agency and municipal securities	—	215	—	—	215
Foreign government, agency and municipal securities	3,673	1,383	4	—	5,060
Bank and corporate debt securities and loans for trading purposes	—	1,061	107	—	1,168
Commercial mortgage-backed securities (“CMBS”)	—	44	17	—	61
Residential mortgage-backed securities (“RMBS”)	—	3,065	9	—	3,074
Real estate-backed securities	—	—	38	—	38
Collateralized debt obligations (“CDOs”) and other(4)	—	80	10	—	90
Investment trust funds and other	356	95	2	—	453

Total trading assets and private equity investments	8,034	6,685	241	—	14,960

Derivative assets(5)
Equity contracts	5	1,229	51	—	1,285
Interest rate contracts	11	28,688	126	—	28,825
Credit contracts	1	649	29	—	679
Foreign exchange contracts	0	6,886	21	—	6,907
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(36,325)	(36,325)

Total derivative assets	18	37,452	227	(36,325)	1,372

Subtotal	¥8,052	¥44,137	¥468	¥(36,325)	¥16,332

Loans and receivables(6)	—	277	26	—	303
Collateralized agreements(7)	—	1,099	—	—	1,099
Other assets
Non-trading debt securities	337	534	0	—	871
Other(2)(3)	426	122	57	—	605

Total	¥8,815	¥46,169	¥551	¥(36,325)	¥19,210

Liabilities:
Trading liabilities
Equities	¥1,108	¥29	¥0	¥—	¥1,137
Japanese government securities	1,746	—	—	—	1,746
Japanese agency and municipal securities	—	9	—	—	9
Foreign government, agency and municipal securities	2,203	747	—	—	2,950
Bank and corporate debt securities	—	519	3	—	522
Commercial mortgage-backed securities (“CMBS”)	—	0	—	—	0
Residential mortgage-backed securities (“RMBS”)	—	3	—	—	3
Collateralized debt obligations (“CDOs”) and other(4)	—	2	—	—	2
Investment trust funds and other	78	2	0	—	80

Total trading liabilities	5,135	1,311	3	—	6,449

Derivative liabilities(5)
Equity contracts	5	1,491	45	—	1,541
Interest rate contracts	8	28,380	109	—	28,497
Credit contracts	1	776	29	—	806
Foreign exchange contracts	0	6,624	30	—	6,654
Commodity contracts	8	0	—	—	8
Netting	—	—	—	(36,456)	(36,456)

Total derivative liabilities	22	37,271	213	(36,456)	1,050

Subtotal	¥5,157	¥38,582	¥216	¥(36,456)	¥7,499

Short-term borrowings(8)	¥1	¥309	¥21	¥—	¥331
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	571	—	—	571
Long-term borrowings(8)(10)(11)	105	2,265	331	—	2,701
Other liabilities(12)	150	111	2	—	263

Total	¥5,413	¥41,838	¥570	¥(36,456)	¥11,365

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2017
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,199	¥984	¥34	¥—	¥2,217
Private equity investments(3)	—	—	13	—	13
Japanese government securities	2,319	—	—	—	2,319
Japanese agency and municipal securities	—	174	1	—	175
Foreign government, agency and municipal securities	2,704	1,134	3	—	3,841
Bank and corporate debt securities and loans for trading purposes	—	1,178	108	—	1,286
Commercial mortgage-backed securities (“CMBS”)	—	10	1	—	11
Residential mortgage-backed securities (“RMBS”)	—	3,787	0	—	3,787
Real estate-backed securities	—	—	41	—	41
Collateralized debt obligations (“CDOs”) and other(4)	—	64	27	—	91
Investment trust funds and other	256	56	0	—	312

Total trading assets and private equity investments	6,478	7,387	228	—	14,093

Derivative assets(5)
Equity contracts	6	986	40	—	1,032
Interest rate contracts	10	15,293	88	—	15,391
Credit contracts	1	485	11	—	497
Foreign exchange contracts	0	6,399	39	—	6,438
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(22,322)	(22,322)

Total derivative assets	18	23,163	178	(22,322)	1,037

Subtotal	¥6,496	¥30,550	¥406	¥(22,322)	¥15,130

Loans and receivables(6)	0	473	66	—	539
Collateralized agreements(7)	—	1,084	5	—	1,089
Other assets
Non-trading debt securities	212	563	—	—	775
Other(2)(3)	571	109	163	—	843

Total	¥7,279	¥32,779	¥640	¥(22,322)	¥18,376

Liabilities:
Trading liabilities
Equities	¥1,000	¥273	¥1	¥—	¥1,274
Japanese government securities	2,182	—	—	—	2,182
Japanese agency and municipal securities	—	4	—	—	4
Foreign government, agency and municipal securities	2,634	627	—	—	3,261
Bank and corporate debt securities	—	503	—	—	503
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(4)	—	2	1	—	3
Investment trust funds and other	42	3	—	—	45

Total trading liabilities	5,858	1,412	2	—	7,272

Derivative liabilities(5)
Equity contracts	5	1,199	46	—	1,250
Interest rate contracts	5	15,084	110	—	15,199
Credit contracts	1	619	21	—	641
Foreign exchange contracts	0	6,080	16	—	6,096
Commodity contracts	4	0	—	—	4
Netting	—	—	—	(22,270)	(22,270)

Total derivative liabilities	15	22,982	193	(22,270)	920

Subtotal	¥5,873	¥24,394	¥195	¥(22,270)	¥8,192

Short-term borrowings(8)	¥—	¥331	¥70	¥—	¥401
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	537	3	—	540
Long-term borrowings(8)(10)(11)	109	2,036	410	—	2,555
Other liabilities(12)	351	105	1	—	457

Total	¥6,333	¥27,403	¥679	¥(22,270)	¥12,145

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	In accordance with ASU 2015-07 “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)” (“ASU 2015-07”), certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. As of March 31, 2016 and March 31, 2017, the fair values of these investments which are included in “Trading assets and private equity investments” were ¥78 billion and ¥62 billion, respectively. As of March 31, 2016 and March 31, 2017, the fair values of these investments which are included in “Other assets—Others” were ¥4 billion and ¥8 billion, respectively.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option has been elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(8)	Includes structured notes for which the fair value option has been elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option has been elected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2016 and 2017. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable. As a practical expedient, fund investments which do not have a readily determinable fair value are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Fund investments where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Fund investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued.

Private equity investments—The determination of fair value of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment trust funds and other—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. As of March 31, 2016 and March 31, 2017, the fair value of structured notes includes debit adjustments of ¥23 billion and ¥10 billion, respectively, to reflect Nomura’s own creditworthiness. The valuation methodology used to determine this adjustment was refined during the year ended March 31, 2016 by incorporating certain additional term features in Nomura’s credit spreads, which are a key valuation input used to determine the amount of the adjustment. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements, including those classified in Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•	The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. This group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•	The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•	The MVG within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within Nomura particularly as it relates to Level 3 financial instruments are the procedures in place for independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified in Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent MVG reviews (“Model Re-approvals”) is at least annually.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates, and etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2016 and 2017. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize the sensitivity of the fair value measurement for each type of financial instrument as a result of an increase in each unobservable valuation input and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value.

	March 31, 2016
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥34	DCF	Liquidity discounts	30.0 – 45.0%	41.7%	Lower fair value	Not applicable

Private equity investments	20	Market multiples	EV/EBITDA ratios Price/Book ratios Liquidity discounts	7.8 x 1.1 x 0.0 – 30.0%	7.8 x 1.1 x 22.9%	Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Foreign government, agency and municipal securities	4	DCF	Credit spreads	0.0 – 5.9%	1.3%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	107	DCF	Credit spreads Recovery rates	0.0 – 40.7% 0.0 – 97.0%	5.3% 68.6%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage- backed securities (“CMBS”)	17	DCF	Yields Loss severities	0.0 – 183.1% 0.0 – 20.0%	7.7% 10.0%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage- backed securities (“RMBS”)	9	DCF	Yields Prepayment rates Loss severities	0.0 – 17.4% 2.7 – 12.0% 4.5 – 60.6%	4.1% 9.0% 30.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	38	DCF	Yields Loss severities	4.0 – 165.1% 0.0 – 100.0%	25.3% 21.4%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	10	DCF	Yields Prepayment rates Default probabilities Loss severities	10.8 – 25.0% 4.0 – 20.0% 2.0 – 5.5% 30.0 – 88.0%	21.1% 19.6% 2.6% 31.8%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2016
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥6	Option models	Dividend yield Volatilities Correlations	0.0 – 13.7% 0.0 – 125.2% (0.74) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	17	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 3.3% 13.8 – 17.4% 31.9 – 83.0 bp (0.65) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	0	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 45.9% 0.0 – 90.0% 30.0 – 58.1% 0.26 – 0.87	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(9)	Option models	Volatilities	1.0 – 31.6%	—	Higher fair value	Not applicable

Loans and receivables	26	DCF	Credit spreads	0.0 – 16.8%	4.9%	Lower fair value	Not applicable

Other assets
Other(6)	57	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5% 1.0% 0.6 – 0.7% 30.0%	5.5% 1.0% 0.7% 30.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	4.0 – 13.5 x 3.7 – 31.5 x 0.0 – 5.6 x 20.0 – 30.0%	8.0 x 19.6 x 1.1 x 27.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥3	DCF	Credit spreads	0.9 – 10.3%	2.9%	Lower fair value	Not applicable

Short-term borrowings	21	DCF/ Option models	Volatilities	34.6%	—	Higher fair value	Not applicable

Long-term borrowings	331	DCF/ Option models	Volatilities Volatilities Correlations	13.8 – 34.6% 44.7 – 71.2 bp (0.57) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelations

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2017
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥34	DCF	Liquidity discounts	45.0 – 65.0%	57.7%	Lower fair value	Not applicable

Private equity investments	13	Market multiples	EV/EBITDA ratios Liquidity discounts	7.4 x 30.0%	7.4 x 30.0%	Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Foreign government, agency and municipal securities	3	DCF	Credit spreads	0.0 – 1.3%	0.9%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	108	DCF	Credit spreads Recovery rates	0.0 – 16.9% 0.0 – 97.0%	4.4% 38.0%	Lower fair value Higher fair value	No predictable interrelationship

Real estate-backed securities	41	DCF	Yields Loss severities	7.0 – 77.8% 0.0 – 35.2%	20.7% 15.8%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	27	DCF	Yields Prepayment rates Default probabilities Loss severities	5.0 – 18.0% 20.0% 1.0 – 2.0% 44.0 – 100.0%	11.9% 20.0% 2.0% 90.3%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2017
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥(6)	Option models	Dividend yield Volatilities Correlations	0.0 – 10.0% 3.0 – 70.0% (0.80) – 0.96	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(22)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 3.7% 12.4 – 15.7% 30.2 – 79.0 bp (0.55) – 0.99	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(10)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 17.0% 20.0 – 90.0% 16.2 – 83.0% 0.35 – 0.93	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	23	DCF/ Option models	Interest rates Volatilities Correlations	0.1 – 3.0% 1.0 – 27.5% 0.35 – 0.80	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	66	DCF	Credit spreads	0.0 – 20.0%	2.1%	Lower fair value	Not applicable

Collateralized agreements	5	DCF	Repo rate	3.5%	3.5%	Lower fair value	Not applicable

Other assets
Other(6)	163	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.2 – 10.5% 1.0 – 2.5% 0.6 – 0.7% 0.0 – 30.0%	10.0% 2.4% 0.7% 2.7%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios EV/AUM Liquidity discounts	3.3 – 8.8 x 6.7 – 59.2 x 0.0 – 3.8 x 1.5 x 12.9 – 30.0%	7.0 x 15.1 x 1.1 x 1.5 x 27.3%	Higher fair value Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	70	DCF/ Option models	Volatilities Correlations	3.9 – 60.1% (0.80) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Collateralized financing	3	DCF	Repo rate	2.2%	2.2%	Lower fair value	Not applicable

Long-term borrowings	410	DCF	Yields Prepayment rates Default probabilities Loss severities	9.2 – 13.0% 20.0% 2.0% 30.0%	11.3% 20.0% 2.0% 30.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

		DCF/ Option models	Volatilities Volatilities Correlations	3.9 – 60.1% 38.4 – 61.6 bp (0.80) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.
(4)	The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.
(5)	Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.
(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.
(7)	Certain changes to the presentation of previously reported amounts have been made to conform to the current year.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is relatively narrow with the lower end of the range arising from currencies that trade in narrow ranges versus the U.S. Dollar. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2016 and 2017. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the years ended March 31, 2016 and 2017, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2016
	Balance as of April 1, 2015	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2016
Assets:
Trading assets and private equity investments
Equities	¥25	¥—	¥—	¥17	¥(7)	¥—	¥(1)	¥2	¥(2)	¥34
Private equity investments	39	14	—	—	(25)	—	(2)	—	(6)	20
Japanese agency and municipal securities	—	0	—	11	(11)	—	—	—	0	—
Foreign government, agency and municipal securities	3	0	—	21	(22)	—	0	3	(1)	4
Bank and corporate debt securities and loans for trading purposes	167	(9)	—	164	(243)	—	(9)	60	(23)	107
Commercial mortgage-backed securities (“CMBS”)	2	2	—	15	(3)	—	0	1	—	17
Residential mortgage-backed securities (“RMBS”)	1	0	—	1	(1)	—	0	8	—	9
Real estate-backed securities	13	0	—	35	(20)	—	(3)	13	—	38
Collateralized debt obligations (“CDOs”) and other	15	(8)	—	9	(14)	—	(1)	16	(7)	10
Investment trust funds and other	4	0	—	2	(1)	—	0	0	(3)	2

Total trading assets and private equity investments	269	(1)	—	275	(347)	—	(16)	103	(42)	241

Derivatives, net(4)
Equity contracts	(6)	11	—	—	—	(4)	0	1	4	6
Interest rate contracts	(22)	(17)	—	—	—	61	(3)	(1)	(1)	17
Credit contracts	4	(1)	—	—	—	(4)	0	(6)	7	0
Foreign exchange contracts	(5)	(14)	—	—	—	18	1	(3)	(6)	(9)
Commodity contracts	0	0	—	—	—	0	0	—	—	—

Total derivatives, net	(29)	(21)	—	—	—	71	(2)	(9)	4	14

Subtotal	¥240	¥(22)	¥—	¥275	¥(347)	¥71	¥(18)	¥94	¥(38)	¥255

Loans and receivables	¥15	¥(1)	¥—	¥7	¥(1)	¥—	¥(2)	¥8	¥—	¥26
Other assets
Non-trading debt securities	0	—	—	—	—	—	0	—	—	0
Other	53	6	0	3	(4)	—	(1)	0	0	57

Total	¥308	¥(17)	¥0	¥285	¥(352)	¥71	¥(21)	¥102	¥(38)	¥338

Liabilities:
Trading liabilities
Equities	¥3	¥(1)	¥—	¥1	¥(4)	¥—	¥0	¥1	¥(2)	¥0
Bank and corporate debt securities	0	(2)	—	1	0	—	0	1	(1)	3
Investment trust funds and other	—	0	—	—	—	—	0	0	—	0

Total trading liabilities	¥3	¥(3)	¥—	¥2	¥(4)	¥—	¥0	¥2	¥(3)	¥3

Short-term borrowings	1	(2)	—	27	(1)	—	0	9	(17)	21
Payables and deposits	0	0	—	0	0	—	0	—	—	0
Long-term borrowings	525	30	—	232	(412)	—	(7)	114	(91)	331
Other liabilities	—	(2)	—	0	0	—	0	0	0	2

Total	¥529	¥23	¥—	¥261	¥(417)	¥—	¥(7)	¥125	¥(111)	¥357

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2017
	Balance as of April 1, 2016	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2017
Assets:
Trading assets and private equity investments
Equities	¥34	¥(2)	¥—	¥11	¥(10)	¥—	¥(1)	¥9	¥(7)	¥34
Private equity investments	20	1	—	0	(5)	—	(2)	—	(1)	13
Japanese agency and municipal securities	—	0	—	1	0	—	—	0	—	1
Foreign government, agency and municipal securities	4	0	—	5	(7)	—	0	5	(4)	3
Bank and corporate debt securities and loans for trading purposes	107	2	—	97	(131)	—	(2)	62	(27)	108
Commercial mortgage-backed securities (“CMBS”)	17	0	—	—	(16)	—	0	0	0	1
Residential mortgage-backed securities (“RMBS”)	9	0	—	14	(20)	—	(2)	0	(1)	0
Real estate-backed securities	38	(4)	—	41	(34)	—	0	—	—	41
Collateralized debt obligations (“CDOs”) and other	10	(11)	—	76	(58)	—	1	16	(7)	27
Investment trust funds and other	2	1	—	0	(3)	—	0	0	0	0

Total trading assets and private equity investments	241	(13)	—	245	(284)	—	(6)	92	(47)	228

Derivatives, net(4)
Equity contracts	6	(16)	—	—	—	(7)	0	22	(11)	(6)
Interest rate contracts	17	24	—	—	—	(39)	0	(15)	(9)	(22)
Credit contracts	0	0	—	—	—	(5)	(1)	(4)	0	(10)
Foreign exchange contracts	(9)	9	—	—	—	14	1	4	4	23
Commodity contracts	—	0	—	—	—	0	0	—	—	—

Total derivatives, net	14	17	—	—	—	(37)	0	7	(16)	(15)

Subtotal	¥255	¥4	¥—	¥245	¥(284)	¥(37)	¥(6)	¥99	¥(63)	¥213

Loans and receivables	¥26	¥(1)	¥—	¥47	¥(16)	¥—	¥1	¥14	¥(5)	¥66
Collateralized agreements	—	0	—	—	—	—	0	5	—	5
Other assets
Non-trading debt securities	0	0	—	—	0	—	0	—	—	—
Other	57	(5)	0	108	(4)	—	10	7	(10)	163

Total	¥338	¥(2)	¥0	¥400	¥(304)	¥(37)	¥5	¥125	¥(78)	¥447

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥4	¥(3)	¥—	¥0	¥3	¥(3)	¥1
Bank and corporate debt securities	3	0	—	0	(1)	—	0	0	(2)	0
Collateralized debt obligations (“CDOs”) and other	—	0	—	4	(3)	—	0	—	0	1
Investment trust funds and other	0	0	—	0	0	—	0	—	0	0

Total trading liabilities	¥3	¥0	¥—	¥8	¥(7)	¥0	¥0	¥3	¥(5)	¥2

Short-term borrowings	21	0	0	87	(38)	—	(3)	7	(4)	70
Payables and deposits	0	0	—	0	0	—	—	—	0	0
Collateralized financing	—	—	—	3	—	—	—	—	—	3
Long-term borrowings	331	9	(4)	190	(113)	—	0	132	(125)	410
Other liabilities	2	0	—	1	(1)	(2)	0	1	0	1

Total	¥357	¥9	¥(4)	¥289	¥(159)	¥(2)	¥(3)	¥143	¥(134)	¥486

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(5)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2016 and 2017, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2016	2017
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥0	¥(1)
Private equity investments	6	1
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(8)	0
Commercial mortgage-backed securities (“CMBS”)	4	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	0	(1)
Collateralized debt obligations (“CDOs”) and other	(4)	(3)
Investment trust funds and other	0	0

Total trading assets and private equity investments	(2)	(4)

Derivatives, net(2)
Equity contracts	4	(8)
Interest rate contracts	14	(12)
Credit contracts	(4)	0
Foreign exchange contracts	(9)	6
Commodity contracts	—	0

Total derivatives, net	5	(14)

Subtotal	¥3	¥(18)

Loans and receivables	(1)	1
Collateralized agreements	—	0
Other assets
Non-trading debt securities	0	0
Other	4	(4)

Total	¥6	¥(21)

Liabilities:
Trading liabilities
Equities	¥0	¥(1)
Bank and corporate debt securities	(2)	1
Collateralized debt obligations (“CDOs”) and other	—	0
Investment trust funds and other	0	—

Total trading liabilities	¥(2)	¥0

Short-term borrowings	(2)	0
Payables and deposits	1	0
Long-term borrowings	33	(4)
Other liabilities	(2)	0

Total	¥28	¥(4)

(1)	Includes gains and losses reported within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

During the year ended March 31, 2016, a total of ¥85 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥65 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became less active. This also comprised ¥20 billion of Investment trust funds and other, which were transferred because the observable markets in which these instruments were traded became less active. During the same period, a total of ¥28 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥27 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became less active.

During the year ended March 31, 2017, a total of ¥464 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥423 billion of equities reported within Trading assets and private equity investments—Equities, which were transferred because the observable markets in which these instruments were traded became less active. This also comprised ¥40 billion of Investment trust funds and other, which were transferred because the observable markets in which these instruments were traded became less active. During the same period, a total of ¥466 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥452 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became less active. This also comprised ¥14 billion of short sales of Investment trust funds and other, which were transferred because the observable markets in which these instruments were traded became less active.

During the year ended March 31, 2016, a total of ¥87 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥60 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥21 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became more active. During the same period, a total of ¥25 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥24 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became more active.

During the year ended March 31, 2017, a total of ¥550 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥387 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥143 billion of Other assets—Other and ¥13 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became more active. During the same period, a total of ¥483 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥341 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥141 billion of Other liabilities which were transferred because the observable markets in which these instruments were traded became more active.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers out of Level 3

During the year ended March 31, 2016, a total of ¥42 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥23 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spreads and recovery rates became observable. During the same period, a total of ¥111 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥17 billion of Short-term borrowings, and ¥91 billion of Long-term borrowings, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2016, a total amount of net derivative liabilities which were transferred out of Level 3 was not significant.

During the year ended March 31, 2017, a total of ¥62 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥27 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spreads and recovery rates became observable or less significant. During the same period, a total of ¥134 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥125 billion of Long term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2017, the total amount of ¥16 billion of net derivative assets were transferred out of Level 3. This comprised primarily ¥11 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable or less significant.

Transfers into Level 3

During the year ended March 31, 2016, a total of ¥111 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥60 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable, ¥13 billion of Real estate-backed securities which were transferred because certain yield and loss severity valuation inputs became unobservable and ¥16 billion of Collateralized debt obligations (“CDOs”) and other, which were transferred because certain yield, prepayment rate, default probability and loss severity valuation inputs became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes, Real estate-backed securities and Collateralized debt obligations (“CDOs”) and other which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥125 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥114 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2016, a total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was also not significant.

During the year ended March 31, 2017, a total of ¥118 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥62 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant, ¥16 billion of Collateralized debt obligations (“CDOs”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became unobservable or more significant and ¥14 billion of Loans and receivables which were transferred because certain credit Spreads became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes, Collateralized debt obligations (“CDOs”) and other and Loans and receivables were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥143 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥132 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2017, a total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was also not significant.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2016 and 2017. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2016
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥56	¥0	Monthly	Same day-90 days
Venture capital funds	2	1	—	—
Private equity funds	23	18	—	—
Real estate funds	1	—	—	—

Total	¥82	¥19

	Billions of yen
	March 31, 2017
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥37	¥0	Monthly	Same day-90 days
Venture capital funds	3	1	—	—
Private equity funds	26	14	—	—
Real estate funds	4	—	—	—

Total	¥70	¥15

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
(4)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•	Equity method investments reported within Trading assets and private equity investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•	Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•	Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•	All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008.

•	Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2016 and 2017.

	Billions of yen
	Year ended March 31
	2016	2017
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥1
Private equity investments	1	0
Loans and receivables	5	1
Collateralized agreements(3)	2	6
Other assets(2)	(22)	10

Total	¥(13)	¥18

Liabilities:
Short-term borrowings(4)	¥14	¥(42)
Collateralized financing(3)	6	(1)
Long-term borrowings(4)(5)	79	7
Other liabilities(6)	(2)	0

Total	¥97	¥(36)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

Nomura carried its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 36.9% of the common stock as of March 31, 2016. This investment was reported within Other assets—Other in the consolidated balance sheets.

On October 1, 2016, Ashikaga Holdings merged with Joyo Bank, Ltd. through a share exchange and created Mebuki Financial Group, Inc. As a result, Nomura does not have significant influence over Mebuki Financial Group, Inc. Nomura’s investment in the common stock of Mebuki Financial Group, Inc. continues to be carried at fair value after the share exchange.

In May 2016, Nomura completed the purchase of a non-controlling stake in the common stock of American Century Companies, Inc. (“American Century”). As of March 31, 2017, Nomura held an economic interest of 39.70% in American Century. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

See Note 19 “Affiliated companies and other equity-method investees” for further information regarding significant affiliated companies of Nomura, including those elected for the fair value option.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were decrease of ¥23 billion for the year ended March 31, 2016, mainly due to the widening of Nomura’s credit spread. Changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were increase of ¥15 billion for the year ended March 31, 2017, mainly due to the tightening of Nomura’s credit spread. These changes in the fair value are reported in other comprehensive income from the year ended March 31, 2017.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2016, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥2 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of March 31, 2017, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥0 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥41 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 20% of total assets as of March 31, 2016 and 15% as of March 31, 2017.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2016 and 2017. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2016
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,188	¥2,445	¥2,197	¥418	¥8,248

	Billions of yen
	March 31, 2017
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,494	¥2,047	¥1,315	¥479	¥6,335

(1)	Other than above, there were ¥577 billion and ¥544 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2016 and 2017, respectively. These securities are primarily Japanese government, agency and municipal securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified in either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is generally estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is generally estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,476	¥3,476	¥3,476	¥—	¥—
Time deposits	197	197	—	197	—
Deposits with stock exchanges and other segregated cash	226	226	—	226	—
Loans receivable(2)	1,605	1,605	—	1,180	425
Securities purchased under agreements to resell	9,205	9,205	—	9,205	—
Securities borrowed	5,872	5,872	—	5,872	—

Total	¥20,581	¥20,581	¥3,476	¥16,680	¥425

Liabilities:
Short-term borrowings	¥663	¥663	¥1	¥641	¥21
Deposits received at banks	2,223	2,223	—	2,223	0
Securities sold under agreements to repurchase	14,192	14,192	—	14,192	—
Securities loaned	1,937	1,936	—	1,936	—
Long-term borrowings	8,130	8,128	104	7,692	332

Total	¥27,145	¥27,142	¥105	¥26,684	¥353

	Billions of yen
	March 31, 2017(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,537	¥2,537	¥2,537	¥—	¥—
Time deposits	208	208	—	208	—
Deposits with stock exchanges and other segregated cash	227	227	—	227	—
Loans receivable(2)	1,874	1,875	—	1,405	470
Securities purchased under agreements to resell	11,457	11,457	—	11,452	5
Securities borrowed	7,273	7,272	—	7,272	—

Total	¥23,576	¥23,576	¥2,537	¥20,564	¥475

Liabilities:
Short-term borrowings	¥543	¥543	¥—	¥473	¥70
Deposits received at banks	1,133	1,133	—	1,132	1
Securities sold under agreements to repurchase	17,096	17,096	—	17,093	3
Securities loaned	1,627	1,626	—	1,626	—
Long-term borrowings	7,195	7,218	109	6,697	412

Total	¥27,594	¥27,616	¥109	¥27,021	¥486

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

For the estimated fair value of liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary, see Note 9 “Other assets—Other/Other liabilities” in our consolidated financial statements included in this annual report.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

During the year ended March 31, 2016, Nomura recognized other-than-temporary impairment losses of ¥2 billion within Non-interest expenses—Other in the consolidated statements of operations against certain listed equity method investees. The carrying amount of these investments, which is reported within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets, was written down to their fair value of ¥3 billion. Fair value was determined in accordance with ASC 820 using unadjusted quoted market prices. Consequently, these nonrecurring fair value measurements have been determined using valuation inputs which would be classified as Level 1 in the fair value hierarchy.

As of March 31, 2017, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged assets and liabilities through the consolidated statements of income within Interest expense or Revenue—Other.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2016 and 2017. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2016
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥35,166	¥(33,104)	¥(1,560)	¥502

	Billions of yen
	March 31, 2017
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥21,829	¥(19,905)	¥(1,590)	¥334

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2016 and 2017 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2016
	Total Notional(1)	Derivative assets	Derivative liabilities
		Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥34,479	¥1,285	¥1,541
Interest rate contracts	2,256,401	28,765	28,494
Credit contracts	47,262	679	806
Foreign exchange contracts	343,565	6,900	6,650
Commodity contracts	10,421	1	8

Total	¥2,692,128	¥37,630	¥37,499

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,506	¥60	¥—
Foreign exchange contracts	393	7	4

Total	¥1,899	¥67	¥4

Total derivatives	¥2,694,027	¥37,697	¥37,503

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2017
	Total Notional(1)	Derivative assets	Derivative liabilities
		Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥35,732	¥1,032	¥1,250
Interest rate contracts	2,656,681	15,355	15,193
Credit contracts	38,735	497	641
Foreign exchange contracts	369,421	6,437	6,093
Commodity contracts	2,229	1	4

Total	¥3,102,798	¥23,322	¥23,181

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,338	¥36	¥—
Foreign exchange contracts	417	1	3

Total	¥1,755	¥37	¥3

Total derivatives	¥3,104,553	¥23,359	¥23,184

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2016 and 2017, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2016 and 2017 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2016		March 31, 2017(6)
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥945	¥1,126	¥808	¥916
Exchange-traded	340	415	224	334
Interest rate contracts
OTC settled bilaterally	11,372	11,102	7,777	7,381
OTC centrally-cleared	17,442	17,387	7,603	7,807
Exchange-traded	11	5	11	5
Credit contracts
OTC settled bilaterally	577	709	376	512
OTC centrally-cleared	101	96	120	128
Exchange-traded	1	1	1	1
Foreign exchange contracts
OTC settled bilaterally	6,888	6,639	6,354	5,992
OTC centrally-cleared	19	15	84	104
Exchange-traded	—	—	—	—
Commodity contracts
OTC settled bilaterally	—	6	—	3
Exchange-traded	1	2	1	1

Total gross derivative balances(2)	¥37,697	¥37,503	¥23,359	¥23,184
Less: Amounts offset in the consolidated balance sheets(3)	(36,325)	(36,456)	(22,322)	(22,270)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,372	¥1,047	¥1,037	¥914
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(457)	¥(59)	¥(187)	¥(110)
Cash collateral	—	(7)	—	—

Net amount	¥915	¥981	¥850	¥804

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2016, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥203 billion and ¥326 billion, respectively. As of March 31, 2017, the gross balance of such derivative assets and derivative liabilities was ¥136 billion and ¥267 billion, respectively.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2016, Nomura offset a total of ¥1,885 billion of cash collateral receivables against net derivative liabilities and ¥1,754 billion of cash collateral payables against net derivative assets. As of March 31, 2017, Nomura offset a total of ¥1,642 billion of cash collateral receivables against net derivative liabilities and ¥1,694 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2016, a total of ¥298 billion of cash collateral receivables and ¥466 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2017, a total of ¥197 billion of cash collateral receivables and ¥484 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.
(6)	During the year ended March 31, 2017, the rules of a specific central clearing house were amended such that daily variation margin payments and receipts against specific types of derivative now legally represent partial settlement of the derivative rather than margin. These payments and receipts are accounted for as partial settlement of the derivative rather than cash collateral. While there was no impact on the amounts reported in the consolidated balance sheet as of March 31, 2017, lower gross derivative balances and equivalent lower amounts offset in the consolidated balance sheets are included in the above table at such date as a result of this change.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts recognized in the consolidated statements of income for the years ended March 31, 2016, 2017 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2016	2017
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥372	¥65
Interest rate contracts	(142)	180
Credit contracts	92	(45)
Foreign exchange contracts	134	(284)
Commodity contracts	(73)	36

Total	¥383	¥(48)

(1)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2016 and 2017, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

Also, Nomura’s insurance subsidiary holds foreign currency denominated non-trading debt securities. The insurance subsidiary generally enters into swap agreements to convert foreign currency denominated principal amounts of these debt securities into its functional currency and applies fair value hedge accounting to these instruments.

Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities and hedged debt securities in the consolidated statements of income within Interest expense and Revenue—Other, respectively.

The following table presents amounts recognized in the consolidated statements of income for the years ended March 31, 2016 and 2017 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2016	2017
Derivatives designated as hedging instruments:
Interest rate contracts	¥26	¥(8)
Foreign exchange contracts	8	2

Total	¥34	¥(6)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	Year ended March 31
	2016	2017
Hedged items:
Long-term borrowings	¥(26)	¥8
Non-trading debt securities	(8)	(2)

Total	¥(34)	¥6

Net investment hedges

Nomura designates foreign currency forwards as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to the instrument. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges recognized in the consolidated statements of comprehensive income for the years ended March 31, 2016 and 2017.

	Billions of yen
	Year ended March 31
	2016	2017
Hedging instruments:
Foreign exchange contracts	¥7	¥6

Total	¥7	¥6

(1)	The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2016 and 2017.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2016, was ¥719 billion with related collateral pledged of ¥587 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2016, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥15 billion.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2017, was ¥474 billion with related collateral pledged of ¥387 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2017, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥7 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016
		Maximum potential payout/Notional					Notional
	Carrying value (Asset) / Liability(1)		Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥131	¥15,609	¥3,658	¥5,292	¥5,252	¥1,407	¥12,796
Credit default indices	52	5,797	918	1,623	2,505	751	4,295
Other credit risk related portfolio products	12	355	71	248	24	12	209
Credit risk related options and swaptions	0	67	—	—	67	—	67

Total	¥195	¥21,828	¥4,647	¥7,163	¥7,848	¥2,170	¥17,367

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2017
	Carrying value (Asset) / Liability(1)	Maximum potential payout/Notional					Notional
		Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(17)	¥12,029	¥2,908	¥4,497	¥3,414	¥1,210	¥9,536
Credit default indices	(26)	5,130	697	1,558	2,188	687	3,265
Other credit risk related portfolio products	5	445	166	253	19	7	312
Credit risk related options and swaptions	—	—	—	—	—	—	—

Total	¥(38)	¥17,604	¥3,771	¥6,308	¥5,621	¥1,904	¥13,113

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2016
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,230	¥1,305	¥4,407	¥5,428	¥2,243	¥996	¥15,609
Credit default indices	178	15	4,249	939	224	192	5,797
Other credit risk related portfolio products	19	—	1	3	1	331	355
Credit risk related options and swaptions	—	—	—	67	—	—	67

Total	¥1,427	¥1,320	¥8,657	¥6,437	¥2,468	¥1,519	¥21,828

	Billions of yen
	March 31, 2017
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥843	¥1,186	¥3,658	¥4,211	¥1,486	¥645	¥12,029
Credit default indices	171	27	3,284	1,017	474	157	5,130
Other credit risk related portfolio products	19	—	1	3	119	303	445
Credit risk related options and swaptions	—	—	—	—	—	—	—

Total	¥1,033	¥1,213	¥6,943	¥5,231	¥2,079	¥1,105	¥17,604

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a third party counterparty and a separate agreement with the same counterparty entered into in contemplation of the initial transfer through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps. These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings—Trading balances of secured borrowings in the consolidated balance sheets.

As of March 31, 2017 there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

4. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2016 and 2017, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen
	March 31, 2016
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥25,834	¥5,868	¥30,821	¥2,260
Less: Amounts offset in the consolidated balance sheets(2)	(16,629)	(5)	(16,629)	(5)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,205	¥5,863	¥14,192	¥2,255

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(7,052)	(4,553)	(11,503)	(1,713)
Cash collateral	0	—	0	—

Net amount	¥2,153	¥1,310	¥2,689	¥542

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2017
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥30,116	¥7,422	¥35,755	¥2,248
Less: Amounts offset in the consolidated balance sheets(2)	(18,659)	(173)	(18,659)	(173)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥11,457	¥7,249	¥17,096	¥2,075

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(9,251)	(5,499)	(13,328)	(1,666)
Cash collateral	(73)	—	(18)	—

Net amount	¥2,133	¥1,750	¥3,750	¥409

(1)	Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2016, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥940 billion and ¥2,176 billion, respectively. As of March 31, 2016, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,162 billion and ¥186 billion, respectively. As of March 31, 2017, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥881 billion and ¥2,596 billion, respectively. As of March 31, 2017, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,494 billion and ¥205 billion, respectively.
(2)	Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.
(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.
(4)	Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2017. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2017
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥15,225	¥17,257	¥1,550	¥1,228	¥495	¥35,755
Securities lending transactions	1,399	463	206	168	12	2,248

Total gross recognized liabilities(2)	¥16,624	¥17,720	¥1,756	¥1,396	¥507	¥38,003

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2017. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2017
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥108	¥1,935	¥2,043
Japanese government, agency and municipal securities	987	173	1,160
Foreign government, agency and municipal securities	28,197	54	28,251
Bank and corporate debt securities	1,717	16	1,733
Commercial mortgage-backed securities (“CMBS”)	1	—	1
Residential mortgage-backed securities (“RMBS”)(1)	4,666	—	4,666
Collateralized debt obligations (“CDOs”) and other	70	—	70
Investment trust funds and other	9	70	79

Total gross recognized liabilities(2)	¥35,755	¥2,248	¥38,003

(1)	Includes ¥4,548 billion of U.S. government sponsored agency mortgage pass—through securities and collateralized mortgage obligations.
(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2016 and 2017.

	Billions of yen
	March 31
	2016	2017
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥40,714	¥45,821
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	34,172	39,119

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Trading assets:
Equities and convertible securities	¥104,642	¥206,640
Government and government agency securities	731,430	1,062,008
Bank and corporate debt securities	68,029	137,328
Commercial mortgage-backed securities (“CMBS”)	6,031	—
Residential mortgage-backed securities (“RMBS”)	2,684,186	3,426,205
Collateralized debt obligations (“CDOs”) and other(1)	32,348	18,676
Investment trust funds and other	78,158	8,976

	¥3,704,824	¥4,859,833

Deposits with stock exchanges and other segregated cash	¥2,000	¥—
Non-trading debt securities	24,057	23,744
Investments in and advances to affiliated companies	¥32,907	¥29,336

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Loans and receivables	¥249	¥4,268
Trading assets	1,755,260	1,580,765
Office buildings, land, equipment and facilities	5,355	12,635
Non-trading debt securities	191,545	222,970
Other	30	25

	¥1,952,439	¥1,820,663

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 10 “Borrowings” for further information regarding trading balances of secured borrowings.

5. Non-trading securities:

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Japanese government, agency and municipal securities	¥93,982	¥5,708	¥440	¥99,250
Foreign government, agency and municipal securities	32,901	3,394	261	36,034
Corporate bonds	119,728	9,022	712	128,038
Equity securities	42,132	24,101	233	66,000

Total	¥288,743	¥42,225	¥1,646	¥329,322

	Millions of yen
	March 31, 2017
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Japanese government, agency and municipal securities	¥89,851	¥3,953	¥585	¥93,219
Foreign government, agency and municipal securities	25,326	2,434	198	27,562
Corporate bonds	117,140	6,942	930	123,152
Equity securities	42,947	21,826	22	64,751

Total	¥275,264	¥35,155	¥1,735	¥308,684

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2016, non-trading securities of ¥63,752 million were disposed of resulting in ¥3,841 million of realized gains and ¥631 million of realized losses. Total proceeds received from these disposals were ¥66,962 million. For the year ended March 31, 2017, non-trading securities of ¥63,100 million were disposed of resulting in ¥4,696 million of realized gains and ¥1,304 million of realized losses. Total proceeds received from these disposals were ¥66,492 million. Related gains and losses were computed using the average method. There were no transfers of non-trading securities to trading assets for the year ended March 31, 2016 and 2017.

The following table presents an analysis of the fair value of non-trading debt securities by residual contractual maturity as of March 31, 2017. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2017
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥243,933	¥43,950	¥120,059	¥59,020	¥20,904

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese government, agency and municipal securities	¥12,835	¥437	¥13,673	¥3	¥26,508	¥440
Foreign government, agency and municipal securities	6,911	261	—	—	6,911	261
Corporate bonds	20,471	712	—	—	20,471	712
Equity securities	4,113	233	—	—	4,113	233

Total	¥44,330	¥1,643	¥13,673	¥3	¥58,003	¥1,646

	Millions of yen
	March 31, 2017
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese government, agency and municipal securities	¥27,318	¥585	¥0	¥0	¥27,318	¥585
Foreign government, agency and municipal securities	3,366	198	—	—	3,366	198
Corporate bonds	28,398	930	—	—	28,398	930
Equity securities	1,394	22	—	—	1,394	22

Total	¥60,476	¥1,735	¥0	¥0	¥60,476	¥1,735

As of March 31, 2016, the total number of non-trading securities in unrealized loss positions was 52. As of March 31, 2017, the total number of non-trading securities in unrealized loss positions was 41.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2016, other-than-temporary impairment losses recognized for non-trading equity securities and reported within Revenue—Other were ¥486 million. For the year ended March 31, 2016, credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was not significant.

For the year ended March 31, 2016, the non-credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities and reported within Other comprehensive income (loss) were ¥(28) million. Other gross unrealized losses of non-trading securities were considered temporary.

For the year ended March 31, 2017, other-than-temporary impairment losses recognized for non-trading equity securities and reported within Revenue—Other were ¥1,080 million. For the year ended March 31, 2017, credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was ¥226 million.

For the year ended March 31, 2017, the non-credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities and reported within Other comprehensive income (loss) were not significant. Other gross unrealized losses of non-trading securities were considered temporary.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2016 and 2017, Nomura received cash proceeds from SPEs in new securitizations of ¥382 billion and ¥187 billion, respectively, and the associated gain (loss) on sale was not significant. For the years ended March 31, 2016 and 2017, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,867 billion and ¥2,574 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,412 billion and ¥1,833 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥6,533 billion and ¥5,364 billion as of March 31, 2016 and 2017, respectively. Nomura’s retained interests were ¥200 billion and ¥308 billion as of March 31, 2016 and 2017, respectively. For the years ended March 31, 2016 and 2017, Nomura received cash flows of ¥51 billion and ¥94 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥2 billion and ¥2 billion as of March 31, 2016 and 2017, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥197	¥—	¥197	¥197	¥—
Bank and corporate debt securities	—	—	0	0	—	0
CMBS and RMBS	—	3	0	3	0	3

Total	¥—	¥200	¥0	¥200	¥197	¥3

	Billions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥308	¥—	¥308	¥308	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	0	0	—	0

Total	¥—	¥308	¥0	¥308	¥308	¥0

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions as of March 31, 2016 and 2017.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2016	2017
Fair value of retained interests(1)	¥171	¥285
Weighted-average life (Years)	5.4	7.3
Constant prepayment rate	5.4%	2.8%
Impact of 10% adverse change	(1.4)	(1.5)
Impact of 20% adverse change	(2.4)	(3.0)
Discount rate	2.4%	3.4%
Impact of 10% adverse change	(0.9)	(1.7)
Impact of 20% adverse change	(1.6)	(3.3)

(1)	The sensitivity analysis covers the material retained interests held of ¥171 billion out of ¥200 billion as of March 31, 2016 and ¥285 billion out of ¥308 billion as of March 31, 2017. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2016 and 2017. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2016	2017
Assets
Trading assets
Equities	¥22	¥6
Debt securities	24	20
CMBS and RMBS	20	7
Loans	—	3

Total	¥66	¥36

Liabilities
Long-term borrowings	¥127	¥36

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In these cases, Nomura focuses its analysis on decisions made prior to the initial closing of the transaction, and considers factors such as the nature of the underlying assets held by the VIE, the involvement of third party investors in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant decisions relating to these entities are shared with third party investors. In some cases, however, Nomura has consolidated such VIEs, for example, where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was not significant at inception of the transaction.

As a result of adopting ASU 2015-02 as of April 1, 2016, certain investment funds are now consolidated and included in the balance of March 31, 2017. See Note 1 “Summary of accounting policies” for further information about the adoption of ASU 2015-02.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2016 and 2017. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2016	2017
Consolidated VIE assets
Cash and cash equivalents	¥3	¥4
Trading assets
Equities	530	679
Debt securities	756	682
CMBS and RMBS	22	11
Investment trust funds and other	—	11
Derivatives	1	15
Private equity investments	1	2
Office buildings, land, equipment and facilities	3	15
Other	7	44

Total	¥1,323	¥1,463

Consolidated VIE liabilities
Trading liabilities
Derivatives	3	18
Borrowings
Short-term borrowings	65	103
Long-term borrowings	744	851
Other	2	2

Total	¥814	¥974

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2016 and 2017. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2016
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥87	¥—	¥87
Debt securities	118	—	118
CMBS and RMBS	3,067	—	3,067
Investment trust funds and other	413	—	413
Derivatives	0	—	2
Private equity investments	14	—	14
Loans	423	—	423
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	42

Total	¥4,126	¥—	¥4,170

	Billions of yen
	March 31, 2017
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥65	¥—	¥65
Debt securities	109	—	109
CMBS and RMBS	3,754	—	3,754
Investment trust funds and other	146	—	146
Derivatives	0	—	2
Private equity investments	24	—	24
Loans	388	—	388
Other	10	—	10
Commitments to extend credit and other guarantees	—	—	59

Total	¥4,496	¥—	¥4,557

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2016, and 2017 by portfolio segment.

	Millions of yen
	March 31, 2016
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥364,976	¥—	¥364,976
Short-term secured margin loans	377,437	—	377,437
Inter-bank money market loans	9,751	—	9,751
Corporate loans	551,673	301,766	853,439

Total loans receivable	¥1,303,837	¥301,766	¥1,605,603

Advances to affiliated companies	300	—	300

Total	¥1,304,137	¥301,766	¥1,605,903

	Millions of yen
	March 31, 2017
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥386,127	¥—	¥386,127
Short-term secured margin loans	358,572	—	358,572
Inter-bank money market loans	1,040	—	1,040
Corporate loans	592,425	537,664	1,130,089

Total loans receivable	¥1,338,164	¥537,664	¥1,875,828

Advances to affiliated companies	300	—	300

Total	¥1,338,464	¥537,664	¥1,876,128

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

The amount of significant purchases of corporate loans during the year ended March 31, 2016 was ¥124,161 million. There were no significant sales of corporate loans during the year ended March 31, 2016. During the same period, there were no significant reclassifications of loans receivable to Trading assets.

There were no significant purchases nor sales of corporate loans during the year ended March 31, 2017. During the same period, there were no significant reclassifications of loans receivable to Trading assets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses

Management establishes an allowance for credit losses against loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for credit losses against loans, which is reported in the consolidated balance sheets within Allowance for doubtful accounts, comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.

The specific component of the allowance reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior credit loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. Impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for credit losses against loans on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the total allowance for credit losses for the years ended March 31, 2016 and 2017.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2016
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short- term secured margin loans	Inter- bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥739	¥142	¥—	¥79	¥1	¥961	¥2,292	¥3,253
Provision for credit losses	173	(75)	7	(71)	(1)	33	287	320
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	(1)	—	0	—	(1)	(95)	(96)

Ending balance	¥912	¥66	¥7	¥8	¥0	¥993	¥2,484	¥3,477

	Millions of yen
	Year ended March 31, 2017
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short- term secured margin loans	Inter- bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥912	¥66	¥7	¥8	¥0	¥993	¥2,484	¥3,477
Provision for credit losses	72	5	(7)	465	—	535	(12)	523
Charge-offs	(16)	(5)	—	—	0	(21)	—	(21)
Other(1)	—	(66)	—	0	—	(66)	(362)	(428)

Ending balance	¥968	¥—	¥—	¥473	¥0	¥1,441	¥2,110	¥3,551

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥—	¥—	¥7	¥—	¥7
Evaluated collectively	912	66	7	1	0	986

Total allowance for credit losses	¥912	¥66	¥7	¥8	¥0	¥993

Loans by impairment methodology
Evaluated individually	¥4,513	¥139,183	¥1,371	¥543,050	¥—	¥688,117
Evaluated collectively	360,463	238,254	8,380	8,623	300	616,020

Total loans	¥364,976	¥377,437	¥9,751	¥551,673	¥300	¥1,304,137

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2017
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥1	¥—	¥—	¥446	¥—	¥447
Evaluated collectively	967	—	—	27	0	994

Total allowance for credit losses	¥968	¥—	¥—	¥473	¥0	¥1,441

Loans by impairment methodology
Evaluated individually	¥4,722	¥164,084	¥1,040	¥579,290	¥—	¥749,136
Evaluated collectively	381,405	194,488	—	13,135	300	589,328

Total loans	¥386,127	¥358,572	¥1,040	¥592,425	¥300	¥1,338,464

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2016, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due with accruing interests was not significant.

As of March 31, 2017, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due with accruing interests was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance for credit losses recognized. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2016, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amounts of recorded investment, the total unpaid principal balance and the related allowance were not significant.

As of March 31, 2017, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance were not significant

The amount of TDRs which occurred during the years ended March 31, 2016 and 2017 was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligor. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of obligor’s creditworthiness.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥125,371	¥75,853	¥0	¥39,281	¥240,505
Unsecured loans at banks	122,411	2,059	1	—	124,471
Short-term secured margin loans	—	—	—	377,437	377,437
Secured inter-bank money market loans	—	—	—	—	—
Unsecured inter-bank money market loans	9,751	—	—	—	9,751
Secured corporate loans	268,206	264,323	3,974	4,119	540,622
Unsecured corporate loans	2,957	1,123	—	6,971	11,051
Advances to affiliated companies	300	—	—	—	300

Total	¥528,996	¥343,358	¥3,975	¥427,808	¥1,304,137

	Millions of yen
	March 31, 2017
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥124,997	¥89,022	¥—	¥36,406	¥250,425
Unsecured loans at banks	134,141	1,559	1	1	135,702
Short-term secured margin loans	—	—	—	358,574	358,574
Secured inter-bank money market loans	—	—	—	—	—
Unsecured inter-bank money market loans	1,040	—	—	—	1,040
Secured corporate loans	286,384	287,469	—	5,702	579,555
Unsecured corporate loans	1,859	284	—	10,727	12,870
Advances to affiliated companies	300	—	—	—	300

Total	¥548,721	¥378,334	¥1	¥411,410	¥1,338,466

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table below presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA’.

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range’.

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range’.

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range’.

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range’.

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of “B range”.

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016			2017
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,093	¥(1,502)	¥1,591	¥3,090	¥(1,612)	¥1,478
Aircraft	4,655	(1,177)	3,478	15,110	(56)	15,054

Total	¥7,748	¥(2,679)	¥5,069	¥18,200	¥(1,668)	¥16,532

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥1,229 million and ¥717 million for the years ended March 31, 2016 and 2017, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancellable operating leases as of March 31, 2017 were ¥15,502 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
		Years of receipt
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥15,502	¥1,483	¥1,480	¥1,480	¥1,480	¥1,480	¥8,099

Nomura as lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities in Japan and overseas under noncancellable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2016 and 2017 were ¥49,000 million and ¥42,919 million, respectively.

The following table presents the future minimum lease payments under noncancellable operating leases with remaining terms exceeding one year as of March 31, 2017:

Millions of yen
March 31
2017
Total minimum lease payments	¥127,818
Less: Sublease rental income	(13,046)

Net minimum lease payments	¥114,772

The future minimum lease payments above are scheduled as below as of March 31, 2017:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥127,818	¥17,075	¥15,102	¥11,852	¥10,058	¥7,877	¥65,854

Nomura leases certain equipment and facilities in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amounts of capital lease assets as of March 31, 2016 and 2017 were ¥31,030 million and ¥27,067 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2016 and 2017 were ¥6,784 million and ¥7,225 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the future minimum lease payments under capital leases as of March 31, 2017:

Millions of yen
March 31
2017
Total minimum lease payments	¥46,579
Less: Amount representing interest	(26,890)

Present value of net lease payments	¥19,689

The future minimum lease payments above are scheduled as below as of March 31, 2017:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥46,579	¥3,666	¥3,502	¥3,583	¥3,638	¥3,641	¥28,549

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

9. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Other assets—Other:
Securities received as collateral	¥318,112	¥447,272
Goodwill and other intangible assets	110,532	104,821
Deferred tax assets	36,130	21,825
Investments in equity securities for other than operating purposes(1)	130,357	245,600
Prepaid expenses	30,997	10,699
Other	348,383	338,589

Total	¥974,511	¥1,168,806

Other liabilities:
Obligation to return securities received as collateral	¥318,112	¥447,272
Accrued income taxes	32,947	24,213
Other accrued expenses and provisions	389,338	397,605
Other(2)	460,250	439,420

Total	¥1,200,647	¥1,308,510

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments were comprised of listed equity securities and unlisted equity securities of ¥109,887 million and ¥20,470 million respectively, as of March 31, 2016, and ¥117,476 million and ¥128,124 million respectively, as of March 31, 2017. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of income.
(2)	Includes liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary. As of March 31, 2016 and 2017, carrying values were ¥242,496 million and ¥224,418 million, respectively, and estimated fair values were ¥244,246 million and ¥225,563 million, respectively. Fair value was estimated using DCF valuation techniques and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2016 and 2017.

	Millions of yen
	Year ended March 31, 2016
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥97,529	¥(11,817)	¥85,712	¥—	¥(5,419)	¥92,110	¥(11,817)	¥80,293
Other	6,612	(6,134)	478	—	(8)	470	—	470

Total	¥104,141	¥(17,951)	¥86,190	¥—	¥(5,427)	¥92,580	¥(11,817)	¥80,763

	Millions of yen
	Year ended March 31, 2017
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥92,110	¥(11,817)	¥80,293	¥—	¥(357)	¥91,753	¥(11,817)	¥79,936
Other	470	—	470	—	1	471	—	471

Total	¥92,580	¥(11,817)	¥80,763	¥—	¥(356)	¥92,224	¥(11,817)	¥80,407

(1)	Includes currency translation adjustments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents finite-lived intangible assets by type as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016			March 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥68,239	¥(47,655)	¥20,584	¥67,942	¥(52,628)	¥15,314
Other	503	(315)	188	493	(360)	133

Total	¥68,742	¥(47,970)	¥20,772	¥68,435	¥(52,988)	¥15,447

Amortization expenses for the years ended March 31, 2015, 2016 and 2017 were ¥4,979 million, ¥5,181 million and ¥4,535 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2018	¥5,123
2019	3,518
2020	2,402
2021	2,402
2022	2,002

The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥8,997 million and ¥8,967 million as of March 31, 2016 and 2017, respectively.

10. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Short-term borrowings(1):
Commercial paper	¥177,906	¥2,562
Bank borrowings	149,775	130,676
Other	335,221	409,811

Total	¥662,902	¥543,049

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥3,197,303	¥2,868,591
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,300,872	1,099,278
Non-Japanese yen denominated	876,088	782,315
Floating-rate obligations:
Japanese yen denominated	726,568	825,038
Non-Japanese yen denominated	293,207	164,397
Index / Equity-linked obligations:
Japanese yen denominated	802,849	822,746
Non-Japanese yen denominated	805,217	592,831

	4,804,801	4,286,605

Subtotal	8,002,104	7,155,196

Trading balances of secured borrowings	127,455	40,212

Total	¥8,129,559	¥7,195,408

(1)	Includes secured borrowings of ¥82,861 million as of March 31, 2016 and ¥158,156 million as of March 31, 2017.
(2)	Includes secured borrowings of ¥226,704 million as of March 31, 2016 and ¥120,322 million as of March 31, 2017.
(3)	Includes secured borrowings of ¥744,945 million as of March 31, 2016 and ¥851,239 million as of March 31, 2017.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2016	2017
Debt issued by the Company	¥3,624,836	¥3,006,669
Debt issued by subsidiaries—guaranteed by the Company	1,973,213	1,846,119
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,531,510	2,342,620

Total	¥8,129,559	¥7,195,408

(1)	Includes trading balances of secured borrowings.

As of March 31, 2016, fixed-rate long-term borrowings mature between 2016 and 2046 at interest rates ranging from 0.00% to 14.53%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2016 and 2047 at interest rates ranging from 0.00% to 9.01%. Index / Equity-linked obligations mature between 2016 and 2046 at interest rates ranging from 0.00% to 31.00%.

As of March 31, 2017, fixed-rate long-term borrowings mature between 2017 and 2047 at interest rates ranging from 0.00% to 14.53%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2017 and 2047 at interest rates ranging from 0.00% to 4.50%. Index / Equity-linked obligations mature between 2017 and 2047 at interest rates ranging from 0.00% to 33.20%.

Certain borrowing agreements contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Principally, debt securities and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2016 and 2017.

	March 31
	2016	2017
Short-term borrowings	0.77%	1.20%
Long-term borrowings	0.88%	0.90%
Fixed-rate obligations	1.45%	1.03%
Floating-rate obligations	0.89%	1.26%
Index / Equity-linked obligations	0.36%	0.37%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2017:

Year ending March 31	Millions of yen
2018	¥478,658
2019	1,164,050
2020	1,173,632
2021	876,145
2022	660,015
2023 and thereafter	2,802,696

Subtotal	7,155,196

Trading balances of secured borrowings	40,212

Total	¥7,195,408

Borrowing facilities

As of March 31, 2016 and 2017, Nomura had unutilized borrowing facilities of ¥27,458 million and ¥nil, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings. Nomura has structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. These facilities are subject to customary lending conditions and covenants.

Subordinated borrowings

As of March 31, 2016 and 2017, subordinated borrowings were ¥657,463 million and ¥484,854 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of the Company’s common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of the Company’s common shares is adjusted to reflect all dilutive instruments where the Company’s common shares are potentially deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2016 and 2017.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2016	2017
Basic—
Net income attributable to NHI shareholders	¥131,550	¥239,617

Weighted average number of shares outstanding	3,600,701,499	3,560,775,652

Net income attributable to NHI shareholders per share	¥36.53	¥67.29

Diluted—
Net income attributable to NHI shareholders	¥131,426	¥239,475

Weighted average number of shares outstanding	3,700,388,050	3,647,729,909

Net income attributable to NHI shareholders per share	¥35.52	¥65.65

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2016 and 2017 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2016 and 2017.

Antidilutive stock options to purchase 10,029,500 and 7,927,900 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2016 and 2017, respectively.

Subsequent Events

On April 27, 2017, the Company adopted a resolution to set up a share buyback program. See Note 17 “Shareholders’ equity” for further information.

On April 27, 2017, the Company adopted a resolution to issue SARs pursuant to the SAR awards. See Note 13 “Deferred compensation plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Employee benefit plans:

Nomura provides various pension plans and other post-retirement benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (“Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on a combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “Cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government debt securities yields.

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥9,019 million and ¥9,338 million as of March 31, 2016 and 2017, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2015, 2016 and 2017. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2016	2017
Service cost	¥8,253	¥8,909
Interest cost	2,092	1,444
Expected return on plan assets	(6,064)	(6,004)
Amortization of net actuarial losses	1,456	2,867
Amortization of prior service cost	(1,148)	(1,090)

Net periodic benefit cost	¥4,589	¥6,126

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 11 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2016 and 2017.

	Millions of yen
	As of or for the year ended March 31
	2016	2017
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥240,858	¥253,292
Service cost	8,253	8,909
Interest cost	2,092	1,444
Actuarial gain	13,121	16,367
Benefits paid	(10,528)	(10,285)
Acquisition, divestitures and other	(504)	9

Projected benefit obligation at end of year	¥253,292	¥269,736

Change in plan assets:
Fair value of plan assets at beginning of year	¥233,837	¥232,027
Actual return on plan assets	2,540	6,754
Employer contributions	4,559	4,124
Benefits paid	(8,909)	(8,960)

Fair value of plan assets at end of year	¥232,027	¥233,945

Funded status at end of year	(21,265)	(35,791)

Amounts recognized in the consolidated balance sheets	¥(21,265)	¥(35,791)

The accumulated benefit obligation (“ABO”) was ¥253,292 million and ¥269,736 million as of March 31, 2016 and 2017, respectively.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Plans with ABO in excess of plan assets:
PBO	¥31,788	¥36,587
ABO	31,788	36,587
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥31,788	¥36,587
ABO	31,788	36,587
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2017.

Millions of yen
For the year ended March 31, 2017
Net actuarial loss	¥69,940
Net prior service cost	(7,710)

Total	¥62,230

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2018
Net actuarial loss	¥3,950
Net prior service cost	(1,148)

Total	¥2,802

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2016 and 2017.

	March 31
	2016	2017
Discount rate	0.6%	0.9%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2015, 2016 and 2017.

	Year ended March 31
	2016	2017
Discount rate	0.9%	0.6%
Rate of increase in compensation levels	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%

Nomura generally determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality debt securities and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan assets

Plan assets are managed with an objective to generate sufficient long-term value in order to enable future pension payouts. While targeting a long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 17% in equities (including private equity investments), 45% in debt securities, 20% in life insurance company general accounts, and 18% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in the portfolio assumptions.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements”.

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2016 and March 31, 2017 within the fair value hierarchy.

	Millions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Balance as of March 31, 2016
Pension plan assets:
Equities	¥21,283	¥—	¥—	¥21,283
Private equity investments	—	—	7,510	7,510
Japanese government securities	61,803	—	—	61,803
Bank and corporate debt securities	2,380	2,163	—	4,543
Investment trust funds and other(1)	—	12,934	47,699	60,633
Life insurance company general accounts	—	52,109	—	52,109
Other assets	—	24,146	—	24,146

Total	¥85,466	¥91,352	¥55,209	¥232,027

	Millions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Balance as of March 31, 2017
Pension plan assets:
Equities	¥24,375	¥—	¥—	¥24,375
Private equity investments	—	—	6,785	6,785
Japanese government securities	53,270	—	—	53,270
Bank and corporate debt securities	2,389	1,932	—	4,321
Investment trust funds and other(1)	—	9,816	50,424	60,240
Life insurance company general accounts	—	53,098	—	53,098
Other assets	—	31,856	—	31,856

Total	¥80,034	¥96,702	¥57,209	¥233,945

(1)	Includes hedge funds and real estate funds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2016 was ¥3,954 million, ¥192 million and ¥35,610 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2017 was ¥3,239 million, ¥140 million and ¥37,021 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

Level 1 plan assets primarily include equity securities and government securities. Unadjusted quoted prices in active markets for identical assets that Nomura has the ability to access at the measurement date are classified as Level 1. Level 2 plan assets primarily include investment trust funds, corporate debt securities and investments in life insurance company’s general accounts. Investment trust funds are valued at their net asset values as calculated by the sponsor of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2016
	Balance as of April 1, 2015	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2016
Private equity investments	¥6,793	¥(2,034)	¥2,751	¥7,510
Investment trust funds and other	48,545	(2,018)	1,172	47,699

Total	¥55,338	¥(4,052)	¥3,923	¥55,209

	Millions of yen
	Year ended March 31, 2017
	Balance as of April 1, 2016	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2017
Private equity investments	¥7,510	¥353	¥(1,078)	¥6,785
Investment trust funds and other	47,699	1,155	1,570	50,424

Total	¥55,209	¥1,508	¥492	¥57,209

The fair value of Level 3 plan assets of non-Japanese entities’ plans, mainly consisting of annuities, was ¥35,610 million and ¥37,021 million as of March 31, 2016 and 2017, respectively. The amount of unrealized profit (loss) of Level 3 assets was ¥(8,241) million and ¥5,836 million as of March 31, 2016 and 2017, respectively. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2016 and 2017 were not significant.

Cash Flows

Nomura expects to contribute ¥4,124 million to Japanese entities’ plans in the year ending March 31, 2018. Nomura policy is to contribute annual amounts based on the relevant local funding requirements of the plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2018	¥12,232
2019	12,199
2020	11,806
2021	11,489
2022	11,708
2023-2027	64,993

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,582 million and ¥3,636 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2016 and 2017, respectively.

The contributions to overseas defined contribution pension plans were ¥10,777 million and ¥8,650 million for the years ended March 31, 2016 and 2017, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥7,147 million and ¥8,138 million for the years ended March 31, 2016 and 2017, respectively.

13. Deferred compensation plans:

Nomura issues compensation awards to senior management and other employees, certain of which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Rights (“SARs”), Notional Stock Units (“NSUs”), and Collared Notional Stock Units (“CSUs”). SAR Plan A awards are awards of stock options while SAR Plan B awards, NSUs and CSUs are analogous to awards of restricted common stock. The Company also issues other deferred compensation awards, namely Notional Indexed Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International.

Certain deferred compensation awards granted since May 2013 include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination or claiming FCR during a pre-defined election window if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

SAR Plan A awards

The Company issues SAR Plan A awards linked to the price of the Company’s common stock pursuant to several stock option plans. These awards vest and are exercisable into the Company’s common stock approximately two years after grant date, expire approximately seven years after grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. The exercise price is generally not less than the fair value of the Company’s common stock on grant date.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The grant date fair value of SAR Plan A awards is estimated using a Black-Scholes option-pricing model and using the following assumptions:

•	Expected volatilities based on historical volatility of the Company’s common stock;

•	Expected dividend yield based on the current dividend rate at the time of grant;

•	Expected lives of the awards determined based on historical experience; and

•	Expected risk-free interest rate based on Japanese Yen swap rate with a maturity equal to the expected lives of the options.

The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2016 and 2017 was ¥176 and ¥126 per share, respectively. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2016	2017
Expected volatility	40.87%	40.95%
Expected dividends yield	2.99%	2.30%
Expected lives (in years)	7	4.5
Risk-free interest rate	0.27%	0.03%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2017.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2016	14,991,100	¥640	3.6
Granted	2,561,000	593
Exercised	(975,400)	370
Forfeited	(55,200)	707
Expired	(2,050,500)	728

Outstanding as of March 31, 2017	14,471,000	¥634	4.2

Exercisable as of March 31, 2017	9,340,600	¥599	3.1

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2016 and 2017 was ¥435 million and ¥330 million, respectively.

The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2017 was ¥1,608 million and ¥1,355 million, respectively.

As of March 31, 2017, total unrecognized compensation cost relating to SAR Plan A awards was ¥405 million which is expected to be recognized over a weighted average period of 1.3 years. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2016 and 2017 was nil and nil, respectively.

SAR Plan B awards

The Company issues SAR Plan B awards linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock approximately six months to five years after grant date, expire approximately five and a half years to ten years after grant date and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. The exercise price is a nominal ¥1 per share.

The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2017.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2016	91,976,200	¥545	5.1
Granted	23,870,500	375
Exercised	(39,702,000)	554
Forfeited	(1,794,400)	514
Expired	(18,700)	816

Outstanding as of March 31, 2017	74,331,600	¥486	4.8

Exercisable as of March 31, 2017	20,666,000	¥512	3.1

The weighted-average grant date fair value per share for the years ended March 31, 2016 and 2017 was ¥759 and ¥375, respectively.

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2016 and 2017 was ¥25,059 million and ¥21,014 million, respectively.

The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2017 was ¥51,356 million and ¥14,278 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017, total unrecognized compensation cost relating to SAR Plan B awards was ¥1,873 million which is expected to be recognized over a weighted average period of 1.4 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2016 and 2017 was ¥20,880 million and ¥23,310 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2016 and 2017 was ¥16,890 million and ¥8,960 million, respectively.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2017 was ¥400 million and the tax benefit realized from exercise of these awards was ¥857 million.

Total related tax benefits recognized in the consolidated statements of income for compensation expenses relating to SAR Plan A awards, SAR Plan B awards for the years ended March 31, 2016 and 2017 were ¥806 million and ¥453 million, respectively. The dilutive effect of outstanding compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations.

NSU and CSU awards

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock. NSUs and CSUs generally have a graded vesting period of approximately five years from grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. NSUs replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. CSUs are similar to NSUs but exposure of the employee to movements in the price of the Company’s common stock is subject to a cap and floor.

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2017.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2016	38,582,022	¥498		29,510,658	¥586
Granted	21,048,181	463	(1)	19,275,538	475	(1)
Vested	(26,622,239)	536	(2)	(28,894,163)	526	(2)
Forfeited	(1,035,157)			(859,970)

Outstanding as of March 31, 2017	31,972,807	¥679	(3)	19,032,063	¥603	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2017.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2016 and 2017 was ¥23,480 million and ¥23,127 million, respectively.

Total unrecognized compensation cost relating to NSUs, based on the fair value of these awards as of March 31, 2017, was ¥2,317 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.8 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair value of NSUs which vested during the years ended March 31, 2016 and 2017 was ¥19,860 million and ¥14,267 million, respectively.

Total unrecognized compensation cost relating to CSUs, based on the fair value of these awards as of March 31, 2017, was ¥2,009 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.0 years.

The total fair value of CSUs which vested during the years ended March 31, 2016 and 2017 was ¥18,366 million and ¥15,186 million, respectively.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International, have graded vesting period of approximately three years from grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2017.

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2016	22,916,989	$4,439
Granted	11,034,113	4,583	(2)
Vested	(20,822,917)	4,789	(3)
Forfeited	(846,847)

Outstanding as of March 31, 2017	12,281,338	$5,123	(4)

(1) The price of each unit is determined using 1/1000th of the index price.

(2) Weighted-average index price used to determine number of awards granted.

(3) Weighted-average index price used to determine the final cash settlement amount of the awards.

(4) Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2017.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2016 and March 31, 2017 was ¥9,463 million and ¥6,107 million respectively.

Total unrecognized compensation cost relating to NIUs, based on the fair value of these awards as of March 31, 2017, was ¥1,127 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years.

The total fair value of NIUs which vested during the years ended March 31, 2016 and 2017 was ¥13,725 million and ¥10,802 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs, CSUs and NIUs for the years ended March 31, 2016 and 2017 were ¥672 million and ¥720 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent events

On May 12, 2017, the Company adopted a resolution to issue SAR Plan B awards to senior management and employees of the Company and its subsidiaries. The Company granted total of 178,407 SAR Plan B awards in June 9, 2017 which represents a right to acquire 17,840,700 shares of the Company. The exercise price is a nominal ¥1 per share, the vesting period of these awards ranges from approximately six months to seven years from grant date and these awards can be exercised up to five years after vesting date.

In May 2017, Nomura also granted NSUs, CSUs and NIUs to certain senior management and employees. These awards have a total grant date fair value of ¥40 billion and a vesting period of up to seven years.

14. Restructuring initiatives:

During the year ended March 31, 2016, global markets have experienced extreme volatility and a significant decline in liquidity, triggered by heightened uncertainty in the global economy. Nomura’s management approved the restructuring of its Wholesale segment in EMEA and the Americas in March 2016. This restructuring will involve the closing of certain Wholesale businesses in EMEA and rationalizing existing businesses in the Americas in order to reduce costs, increase efficiencies and generate sustainable profitability within Nomura’s international operations in these regions. During the year ended March 31, 2017, this restructuring initiative is almost completed.

As a result of this restructuring initiative, Nomura recognized ¥15,603 million of restructuring costs in the consolidated statements of income during the year ended March 31, 2016 which primarily relate to employee termination costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income and within Nomura’s Wholesale segment. As of March 31, 2016, these costs are primarily reported as liabilities within Other liabilities in the consolidated statements of financial position. The amount of restructuring costs recognized in the consolidated statements of income during the year ended March 31, 2017 was not significant.

15. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2016	2017
Current:
Domestic	¥72,272	¥52,004
Foreign	9,183	5,697

Subtotal	81,455	57,701

Deferred:
Domestic	(66,176)	20,239
Foreign	7,317	2,289

Subtotal	(58,859)	22,528

Total	¥22,596	¥80,229

The income tax benefit recognized from operating losses for the years ended March 31, 2016 and 2017 was ¥5,451 million and ¥868 million, respectively, included within deferred income tax expense above.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system is permitted only for a national tax.

Due to the revisions of domestic tax laws during the fourth quarter ended March 31, 2015 and March 31, 2016, our effective statutory tax rates are 33% for the fiscal year ended at March 31, 2016 and 31% thereafter.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 18, 2016, the “Act to partially amend the Act for partial amendment of the Local Tax Act and Local Allocation Tax Act and for the Drastic Reform of the Taxation System for Ensuring Stable Financial Resources for Social Security” (Act No.86 of 2016) was enacted. Under this Act, the timing of implementation for the tax reform which had been scheduled at the fiscal year beginning on or after April 1, 2017, was postponed to the fiscal year beginning on or after October 1, 2019. Though the domestic statutory tax rates to calculate deferred tax assets and liabilities will not change, due to reclassification between national tax and local tax, net deferred tax liabilities increased by ¥3,366 million yen and income tax expenses increased by the same amount.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain revenues not subject to income taxes, certain expenses not deductible for income tax purposes, changes in deferred tax valuation allowance and different enacted tax rates applicable to foreign subsidiaries.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2016 and 2017.

	Year ended March 31
	2016	2017
Nomura’s effective statutory tax rate	33.0%	31.0%
Impact of:
Changes in deferred tax valuation allowance	36.1	(10.8)
Additional taxable revenues	0.3	0.1
Non-deductible expenses	7.8	2.9
Non-taxable revenue	(7.2)	(2.6)
Dividends from foreign subsidiaries	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.1	0.0
Different tax rate applicable to income (loss) of foreign subsidiaries	1.1	0.3
Effect of changes in domestic tax laws	(0.9)	1.0
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates(1)	(54.8)	1.7
Other	(1.8)	1.3

Effective tax rate	13.7%	24.9%

(1)	The tax benefit recognized on the devaluation of investment in subsidiaries and affiliates during the year ended March 31, 2016 of approximately ¥90 billion (which impacts Nomura’s effective statutory tax rate by 54.8%) arises from the recognition of deferred tax assets from the decision of Nomura management to liquidate certain wholly-owned subsidiaries within Nomura during the year. Total valuation allowances of ¥24 billion have been recognized against these deferred tax assets, the impact of which are reported in changes in deferred tax valuation allowance for the same period.

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2016 and 2017, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2016	2017
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥16,862	¥17,988
Investments in subsidiaries and affiliates	112,030	100,100
Valuation of financial instruments	60,776	65,158
Accrued pension and severance costs	16,190	21,854
Other accrued expenses and provisions	96,202	84,268
Operating losses	435,122	406,440
Other	5,644	8,408

Gross deferred tax assets	742,826	704,216
Less—Valuation allowance	(543,489)	(519,492)

Total deferred tax assets	199,337	184,724

Deferred tax liabilities
Investments in subsidiaries and affiliates	121,874	125,752
Valuation of financial instruments	49,873	46,684
Undistributed earnings of foreign subsidiaries	711	947
Valuation of fixed assets	19,165	18,042
Other	6,822	5,840

Total deferred tax liabilities	198,445	197,265

Net deferred tax assets (liabilities)	¥892	¥(12,541)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥36,130 million and ¥21,825 million as of March 31, 2016 and 2017, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥35,238 million and ¥34,366 million as of March 31, 2016 and 2017, respectively.

As of March 31, 2017, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥3,927 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the total valuation allowance established against deferred tax assets for the years ended March 31, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2016		2017
Balance at beginning of year	¥565,103		¥543,489
Net change during the year	(21,614	)(1)	(23,997	)(2)

Balance at end of year	¥543,489		¥519,492

(1)	Primarily includes ¥7,003 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥27,757 million of valuation allowances of certain foreign subsidiaries and a reduction of ¥860 million related to Japanese subsidiaries and the Company because of decrease in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥21,614 million of allowances decreased for the year ended March 31, 2016.
(2)	Primarily includes an increase of ¥2,040 million of valuation allowances of certain foreign subsidiaries partly because of changes in the expected realization of deferred tax assets, a reduction of ¥35,214 million of valuation allowances of certain foreign subsidiaries mainly by utilization of operating loss carryforwards, an increase of ¥5,811million of valuation allowances related to Japanese subsidiaries and the Company by changes in the expected realization of deferred tax assets, and an increase of ¥3,366million related to Japanese subsidiaries and the Company because of increase in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥23,997 million of allowances decreased for the year ended March 31, 2017.

As of March 31, 2017, total operating loss carryforwards were ¥1,985,408 million, which included ¥585,026 million relating to the Company and domestic subsidiaries, ¥717,812 million relating to foreign subsidiaries in the United Kingdom, ¥411,370 million relating to foreign subsidiaries in the United States, ¥200,857 million relating to foreign subsidiaries in Hong Kong, and ¥70,343 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥983,470 million can be carried forward indefinitely, ¥656,168 million expires by March 31, 2026 and ¥345,770 million expires in later fiscal years.

In determining the amount of valuation allowances to be established as of March 31, 2017, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries.

In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in the reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2016 and 2017. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The total amount of unrecognized tax benefits was not significant as of March 31, 2016 and 2017. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2016 and 2017. Nomura is under continuous examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on these consolidated financial statements. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2017. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2017. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2012	(1)
United Kingdom	2016
United States	2014

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2011.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2016 and 2017.

	Millions of yen
	For the year ended March 31, 2016
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥133,371	¥(79,108)	¥(845)	¥(79,953)	¥53,418
Pension liability adjustment	(15,404)	(18,097)	176	(17,921)	(33,325)
Net unrealized gain on non-trading securities	25,772	363	(1,248)	(885)	24,887

Total	¥143,739	¥(96,842)	¥(1,917)	¥(98,759)	¥44,980

	Millions of yen
	For the year ended March 31, 2017
	Balance at beginning of year	Cumulative effect of change in accounting principle	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥53,418	¥—	¥(4,005)	¥(1,646)	¥(5,651)	¥47,767
Pension liability adjustment	(33,325)	—	(9,147)	1,452	(7,695)	(41,020)
Net unrealized gain on non-trading securities	24,887	—	(3,948)	(595)	(4,543)	20,344
Own credit adjustments	—	19,294	(12,147)	(586)	6,561	6,561

Total	¥44,980	¥19,294	¥(29,247)	¥(1,375)	¥(11,328)	¥33,652

As a result of early adopting ASU 2016-01 as of April 1, 2016, unrealized changes in the fair value of financial liabilities elected for the fair value option due to instrument-specific credit risk (“own credit adjustments”) are now presented through Other comprehensive income (loss). See Note 1 “Summary of accounting policies” for further information about the early adoption of ASU 2016-01.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2016 and 2017.

	Millions of yen
	For the year ended March 31
	2016	2017	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥845	¥1,646	Revenue—Other
	—	—	Income tax expense

	845	1,646	Net income

	—	—	Net income attributable to noncontrolling interests

	¥845	¥1,646	Net income attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2016	2017	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(255)	¥(2,118)	Non-interest expenses— Compensation and benefits
	79	666	Income tax expense

	(176)	(1,452)	Net income

	—	—	Net income attributable to noncontrolling interests

	¥(176)	¥(1,452)	Net income attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2016	2017	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Net unrealized gain on non-trading securities:
	¥2,724	¥2,086	Revenue—Other
	(1,081)	(1,306)	Income tax expense

	1,643	780	Net income

	(395)	(185)	Net income attributable to noncontrolling interests

	¥1,248	¥595	Net income attributable to NHI shareholders

See Note 5 “Non-trading Securities” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2016 and 2017.

	Number of Shares
	Year ended March 31
	2016	2017
Common stock outstanding at beginning of year	3,598,865,213	3,608,391,999
Common stock held in treasury:
Repurchases of common stock	(24,364,753)	(121,010,524)
Sales of common stock	686	468
Common stock issued to employees	33,879,000	40,677,400
Other net change in treasury stock	11,853	370,108

Common stock outstanding at end of year	3,608,391,999	3,528,429,451

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2016 and 2017, the amounts available for distributions were ¥1,069,296 million and ¥1,193,497 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Dividends on the Company’s common stock per share were ¥13.0 for the year ended March 31, 2016 and ¥20.0 for the year ended March 31, 2017.

The change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2016 and 2017, 1,129,833 shares, or ¥2,024 million, and 759,725 shares, or ¥758 million, respectively, held by affiliated companies.

Subsequent Events

On April 27, 2017, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥80 billion and (c) the share buyback program will run from May 17, 2017, to March 30, 2018 (excluding the ten business days following the announcement of quarterly operating results).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Regulatory requirements:

In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate a consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and Nomura has calculated a Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2016 and March 31, 2017, the Company was in compliance with common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2017 was 6.00% for the common equity Tier 1 capital ratio,7.50% for the Tier 1 capital ratio and 9.50% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2016 and 2017, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2016 and 2017, the capital adequacy ratio of NFPS also exceeded 120%.

In connection with providing brokerage, clearing, asset management and wealth management services to clients, Nomura maintains segregated accounts to hold financial assets such as cash and securities on behalf of its clients. These accounts are typically governed by stringent statutory or regulatory rules in the relevant jurisdiction where the accounts are maintained in order to protect the clients from loss.

As of March 31, 2016 and 2017, the total amount of segregated client cash recognized as an asset in Deposits with stock exchanges and other segregated cash in the consolidated balance sheets was ¥96,887 million and ¥94,483 million, respectively. As of March 31, 2016 and 2017, the total amount of segregated securities recognized as assets in Trading assets and Collateralized agreements in the consolidated balance sheets was ¥526,979 million and ¥768,616 million, respectively.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2016 and 2017, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. As of March 31, 2016 and 2017, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth finance management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2016 and 2017, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”).

JAFCO

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

As of March 31, 2017, Nomura’s ownership of JAFCO was 19.5% and there was no remaining equity method goodwill included in the carrying amount of the investment. Nomura accounts for JAFCO using the equity method because Nomura still has the ability to exercise significant influence over operating and financial decisions of JAFCO.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

As of March 31, 2017, Nomura’s ownership of NRI was 37.2% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥57,115 million.

NREH

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

As of March 31, 2017, Nomura’s ownership of NREH was 34.1% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary financial information—

The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2016 and 2017, and for the years ended March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016(1)	2017
Total assets	¥8,484,222	¥2,609,327
Total liabilities	7,143,940	1,449,961

	Millions of yen
	Year ended March 31
	2016(1)	2017
Net revenues	¥831,774	¥873,423
Non-interest expenses	673,014	694,089
Net income attributable to the companies	114,770	122,123

(1)	Certain changes to the presentation of previously reported amounts have been made to conform to the current year.

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2016 and 2017, and for the years ended March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Investments in affiliated companies	¥394,984	¥419,816
Advances to affiliated companies	300	300
Other receivables from affiliated companies	1,372	1,577
Other payables to affiliated companies	7,606	12,284

	Millions of yen
	Year ended March 31
	2016	2017
Revenues	¥1,124	¥1,205
Non-interest expenses	42,852	38,271
Purchase of software, securities and tangible assets	20,679	23,285

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Carrying amount	¥387,825	¥414,563
Fair value	487,656	533,213

Equity in earnings of equity-method investees, including those above, was income of ¥33,917 million and income of ¥33,000 million for the years ended March 31, 2016 and 2017, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2016 and 2017 were ¥11,031 million and ¥11,941 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Commitments to extend credit	¥782,525	¥1,010,257
Commitments to invest(1)	136,204	15,194

(1)	Commitments to invest as of March 31, 2016 primarily includes Nomura’s commitment to purchase a non-controlling interest in American Century Companies, Inc. Nomura has subsequently completed the purchase on May 19, 2016.

As of March 31, 2017, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥1,010,257	¥388,275	¥123,303	¥157,510	¥341,169
Commitments to invest	15,194	465	—	383	14,346

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥33,230 million as of March 31, 2016 and ¥27,313 million as of March 31, 2017.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,813 billion for resale agreements and ¥535 billion for repurchase agreements as of March 31, 2016 and ¥1,830 billion for resale agreements and ¥968 billion for repurchase agreements as of March 31, 2017.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥486 billion and ¥477 billion as of March 31, 2016 and 2017, respectively.

As a member of various securities clearing houses and exchanges, Nomura may be required to assume a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 26, 2017, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥47 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. Both actions seek to recover approximately $35 million.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. The case is currently in the discovery phase.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleged that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleged that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and sought rescission of its purchases or compensatory damages. On October 28, 2016, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to GSEs upon GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries have appealed the decision to the United States Court of Appeals for the Second Circuit. Subject to the outcome of the appeal, the defendants agreed to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleged that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleged that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and sought rescission of its purchase or compensatory damages. On October 28, 2016, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.142 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. In December 2015, the Italian Courts ordered the discontinuance of all claims against NIP except a claim brought by a former director of MPS. The financial impact of the settlement on the Company’s consolidated results for the fiscal year ended March 31, 2016 was a loss of approximately ¥34.0 billion and was included in Net gain on trading in the consolidated statement of income for the fiscal year ended March 31, 2016.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million. NIP filed and served defences to both the MPS and the FMPS claims.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor).

The trial commenced in December 2016 and is currently ongoing.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice names MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP is named only in its capacity as vicariously and jointly liable to pay any fines imposed on the former NIP employees. NIP has filed a defence in the proceedings.

NIP will continue to vigorously defend its position in the ongoing proceedings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim relates to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleges that NIP failed to comply with its duties under an advisory agreement and seeks to recover approximately EUR 35 million in damages. NIP intends to vigorously contest the proceedings.

In June 2016, Nomura International (Hong Kong) Limited (“NIHK”) was served with a complaint filed in the Taipei District Court by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”) against NIHK and its affiliated entity. The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages. NIHK intends to vigorously contest the proceedings.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages. The case is in the earliest stages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other parties in respect of government, supranational, sub-sovereign and agency bonds. NIP and other entities in the Nomura Group are also defendants to several class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.36 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

The Company supports the position of its subsidiaries in each of these claims.

The United States Department of Justice (“DOJ”), led by the United States Attorney’s Office for the Eastern District of New York, informed NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (the Company’s U.S. subsidiaries) that it was investigating possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 related to RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries are cooperating fully in response to the investigation.

The United States Securities and Exchange Commission (“SEC”) and the DOJ have been investigating past activities of several former employees of NSI in respect of the commercial and residential mortgage-backed securities transactions. NSI has been cooperating fully in those investigations. NSI considers it probable that the SEC eventually will institute proceedings focusing on the NSI’s supervision of certain former employees and that NSI, in connection with such proceedings, will agree to disgorgement and/or restitution relating to some of the transactions in issue.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and are in the discovery phase. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2016		2017
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥5,710,433	¥204,781,587	¥4,501,962	¥209,982,338
Standby letters of credit and other guarantees(3)	242	8,422	900	8,604

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2016 and March 31, 2017 was ¥6,115 million and ¥5,656 million, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2017.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,501,962	¥209,982,338	¥68,194,141	¥55,660,060	¥25,428,588	¥60,699,549
Standby letters of credit and other guarantees	900	8,604	15	3	688	7,898

21. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2016
Non-interest revenue	¥429,948	¥91,014	¥571,322	¥211,453	¥1,303,737
Net interest revenue	5,686	4,395	148,955	(46,401)	112,635

Net revenue	435,634	95,409	720,277	165,052	1,416,372
Non-interest expenses	308,003	58,743	704,872	158,905	1,230,523

Income before income taxes	¥127,631	¥36,666	¥15,405	¥6,147	¥185,849

Year ended March 31, 2017
Non-interest revenue	¥369,503	¥90,025	¥564,877	¥243,459	¥1,267,864
Net interest revenue	4,931	9,402	174,379	(59,995)	128,717

Net revenue	374,434	99,427	739,256	183,464	1,396,581
Non-interest expenses	299,642	57,094	577,809	145,857	1,080,402

Income before income taxes	¥74,792	¥42,333	¥161,447	¥37,607	¥316,179

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of Income (loss) before income taxes in “Other” for the years ended March 31, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2016	2017
Net gain (loss) related to economic hedging transactions	¥6,370	¥(7,279)
Realized gain on investments in equity securities held for operating purposes	187	1,092
Equity in earnings of affiliates	32,727	32,342
Corporate items	(52,314)	(6,439)
Other(1)	19,177	17,891

Total	¥6,147	¥37,607

(1)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income for the years ended March 31, 2016 and 2017.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2016	2017
Net revenue	¥1,416,372	¥1,396,581
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,691)	6,616

Consolidated net revenue	¥1,395,681	¥1,403,197

Non-interest expenses	¥1,230,523	¥1,080,402
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,230,523	¥1,080,402

Income before income taxes	¥185,849	¥316,179
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,691)	6,616

Consolidated income before income taxes	¥165,158	¥322,795

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2016 and 2017 and Long-lived assets associated with Nomura’s operations as of March 31, 2016 and 2017. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2016	2017
Net revenue(1):
Americas	¥219,857	¥263,587
Europe	145,808	159,474
Asia and Oceania	78,700	67,278

Subtotal	444,365	490,339
Japan	951,316	912,858

Consolidated	¥1,395,681	¥1,403,197

Income (loss) before income taxes:
Americas	¥(32,042)	¥49,962
Europe	(67,384)	14,401
Asia and Oceania	19,806	23,746

Subtotal	(79,620)	88,109
Japan	244,778	234,686

Consolidated	¥165,158	¥322,795

	March 31
	2016	2017
Long-lived assets:
Americas	¥129,308	¥125,222
Europe	76,589	66,167
Asia and Oceania	13,485	13,043

Subtotal	219,382	204,432
Japan	247,425	251,242

Consolidated	¥466,807	¥455,674

(1)	There is no revenue derived from transactions with a single major external customer.

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		Millions of yen
		March 31
	Notes	2016	2017
(ASSETS)
Current Assets
Cash and time deposits		¥1,269	¥1,902
Money held in trust		2,007	77
Short-term loans receivable		3,891,651	3,025,884
Accounts receivable		71,239	23,766
Deferred tax assets		1,076	907
Others		91,079	68,785

Total Current Assets		4,058,321	3,121,322

Fixed Assets
Tangible fixed assets		30,509	29,360
Buildings		11,901	11,063
Furniture and fixtures		12,206	11,896
Land		6,402	6,402
Intangible assets		117,059	108,063
Software		117,059	108,063
Other		0	0
Investments and others		3,173,233	3,165,122
Investment securities	*1	130,459	141,255
Investments in subsidiaries and affiliates (at cost)	*1	2,322,122	2,320,920
Other securities of subsidiaries and affiliates		4,931	5,953
Long-term loans receivable from subsidiaries and affiliates		574,719	574,083
Long-term guarantee deposits		25,712	25,342
Deferred tax assets		62,029	62,943
Others		53,292	34,649
Allowance for doubtful accounts		(32)	(23)

Total Fixed Assets		3,320,801	3,302,546

TOTAL ASSETS		¥7,379,122	¥6,423,868

		Millions of yen
		March 31
	Notes	2016	2017
(LIABILITIES)
Current Liabilities
Short-term borrowings		¥1,189,300	¥745,300
Bond due within one year		204,451	171,999
Collaterals received		76,883	100,361
Accrued income taxes		782	424
Accrued bonuses		2,077	1,860
Others		126,430	95,408

Total Current Liabilities		1,599,923	1,115,352
Long-term liabilities
Bonds payable		1,326,129	983,296
Long-term borrowings		2,030,376	1,797,117
Others		1,534	1,341

Total Long-term liabilities		3,358,039	2,781,754

TOTAL LIABILITIES		4,957,962	3,897,106

(NET ASSETS)
Shareholder’s equity
Common stock		594,493	594,493
Capital reserves
Additional paid-in capital		559,676	559,676

Total capital reserves		559,676	559,676
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Earned surplus carried forward		1,215,789	1,375,531

Total earned surplus		1,297,647	1,457,389
Treasury stock		(146,493)	(182,034)

Total shareholder’s equity		2,305,324	2,429,524
Valuation and translation adjustments
Net unrealized gain on investments		42,211	49,108
Deferred gains or loss on hedges		25,722	11,898

Total valuation and translation adjustments		67,933	61,006
Subscription rights to shares		47,904	36,231

TOTAL NET ASSETS		2,421,160	2,526,761

TOTAL LIABILITIES AND NET ASSETS		¥7,379,122	¥6,423,868

2. Statements of Income

		Millions of yen
		Year ended March 31
	Notes	2016	2017
Operating revenue
Property and equipment fee revenue	*1	¥116,241	¥112,146
Rent revenue	*2	31,372	30,598
Royalty on trademark	*3	22,307	24,444
Dividend from subsidiaries and affiliates		352,978	193,839
Interest from affiliates		52,964	64,470
Others	*4	9,532	11,692

Total operating revenue		585,394	437,187
Operating expenses
Compensation and benefits		30,688	19,404
Rental and maintenance	*5	39,742	38,094
Data processing and office supplies	*6	58,099	53,886
Depreciation and amortization		42,174	44,450
Taxes		1,847	1,900
Others		6,149	5,481
Interest expenses		49,049	50,220

Total operating expenses		227,749	213,435

Operating income		357,645	223,753

Non-operating revenue		5,533	5,584
Non-operating expenses		10,120	20,115

Ordinary income		353,058	209,221

Special profits
Gain on capital reduction of subsidiaries and affiliates		—	4,620
Gain on liquidation of subsidiaries and affiliates		—	150
Gain on sales of investment securities		353	1,152
Gain on sales of fixed assets		276	4
Gain on stock acquisition rights		895	799

Total special profits		1,525	6,725
Special losses
Loss on liquidation of subsidiaries		—	36
Loss on sales of investment securities		71	60
Loss on devaluation of investment securities		—	13
Loss on abandonment of fixed assets		2,163	712
Loss on sales of fixed assets		244	—

Total special losses		2,477	820

Income before income taxes		352,105	215,126

Income taxes—current		6,690	5,988
Income taxes—deferred		(74,092)	3,202

Total income taxes		(67,402)	9,190

Net income		¥419,507	¥205,936

3. Statements of Changes in Net Assets

(Year ended March 31, 2016)

	Millions of yen
	Shareholders’ equity
		Capital reserve		Earned surplus
					Other Earned surplus
	Common stock	Additional paid-in capital	Total capital reserve	Earned surplus reserve	Earned surplus carried forward	Total Earned surplus
Balance at April 1, 2015	¥594,493	¥559,676	¥559,676	¥81,858	¥885,181	¥967,039
Change in the term
Cash dividends	—	—	—	—	(82,783)	(82,783)
Net income	—	—	—	—	419,507	419,507
Repurchases of treasury stock	—	—	—	—	—	—
Sale of treasury stock	—	—	—	—	(6,116)	(6,116)
Other-net	—	—	—	—	—	—

Total change in the year	—	—	—	—	330,608	330,608

Balance at March 31, 2016	¥594,493	¥559,676	¥559,676	¥81,858	¥1,215,789	¥1,297,647
	Millions of yen
	Shareholder’s equity		Valuation and translation adjustments
	Treasury stock	Total Shareholders’ equity	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2015	¥(149,788)	¥1,971,421	¥58,665	¥20,349	¥79,014	¥44,673	¥2,095,108
Change in the term
Cash dividends	—	(82,783)	—	—	—	—	(82,783)
Net income	—	419,507	—	—	—	—	419,507
Repurchases of treasury stock	(20,002)	(20,002)	—	—	—	—	(20,002)
Sale of treasury stock	23,297	17,180	—	—	—	—	17,180
Other-net	—	—	(16,454)	5,373	(11,081)	3,231	(7,850)

Total change in the year	3,295	333,903	(16,454)	5,373	(11,081)	3,231	326,053

Balance at March 31, 2016	¥(146,493)	¥2,305,324	¥42,211	¥25,722	¥67,933	¥47,904	¥2,421,160

(Year ended March 31, 2017)

	Millions of yen
	Shareholders’ equity
		Capital reserve		Earned surplus
					Other Earned surplus
	Common stock	Additional paid-in capital	Total capital reserve	Earned surplus reserve	Earned surplus carried forward	Total Earned surplus
Balance at April 1, 2016	¥594,493	¥559,676	¥559,676	¥81,858	¥1,215,789	¥1,297,647
Change in the term
Cash dividends	—	—	—	—	(42,833)	(42,833)
Net income	—	—	—	—	205,936	205,936
Repurchases of treasury stock	—	—	—	—	—	—
Sale of treasury stock	—	—	—	—	(3,362)	(3,362)
Other-net	—	—	—	—	—	—

Total change in the year	—	—	—	—	159,741	159,741

Balance at March 31, 2017	¥594,493	¥559,676	¥559,676	¥81,858	¥1,375,531	¥1,457,389

	Millions of yen
	Shareholder’s equity		Valuation and translation adjustments
	Treasury stock	Total Shareholders’ equity	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2016	¥(146,493)	¥2,305,324	¥42,211	¥25,722	¥67,933	¥47,904	¥2,421,160
Change in the term
Cash dividends	—	(42,833)	—	—	—	—	(42,833)
Net income	—	205,936	—	—	—	—	205,936
Repurchases of treasury stock	(61,338)	(61,338)	—	—	—	—	(61,338)
Sale of treasury stock	25,797	22,436	—	—	—	—	22,436
Other-net	—	—	6,897	(13,824)	(6,927)	(11,672)	(18,599)

Total change in the year	(35,541)	124,200	6,897	(13,824)	(6,927)	(11,672)	105,601

Balance at March 31, 2017	¥(182,034)	¥2,429,524	¥49,108	¥11,898	¥61,006	¥36,231	¥2,526,761

[Notes to the Financial Statements]

(Significant Accounting Policies)

1. Basis and methods of valuation for financial instruments

(1) Other securities

a. Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b. Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2. Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3. Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4. Depreciation and amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2) Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5. Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

6. Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7. Provisions

(1) Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2) Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

8. Hedging activities

(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2) Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3) Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4) Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9. Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

10. The Company applies the consolidated tax return system.

(Changes in Accounting Policies)

(Adoption of Practical Solution on a change in depreciation method due to Tax Reform 2016)

The Company has adopted “Practical Solution on a change in depreciation method due to Tax Reform 2016” (Accounting Standards Board of Japan Practical Issue Task Force No.32 issued on June 17, 2016) and changed the depreciation method for equipment of the buildings and structures acquired on or after April 1, 2016 from the declining balance method to the straight-line method. The impact of this application is not significant.

(Balance Sheets)

*1. Securities deposited

(March 31, 2016)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥30,894 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

(March 31, 2017)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥43,207 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

2. Financial guarantee(1)

(March 31, 2016)

Guarantee of principal on US$1,045 thousand in stock lending transactions by Nomura International plc and JPY302 million in futures transactions, US$94,887 thousand in repurchase transactions, US$2,958,659 thousand in derivative transactions, etc. and US$2,394,000 thousand in borrowings, repurchase transactions, etc by the same company.

612,124 million yen(2)

Guarantee of US$1,069,484 thousand, EUR2,172,600 thousand, AU$218,795 thousand, CA$14,000 thousand, GBP495,946 thousand, ZAR460,000 thousand, INR3,040,000 thousand, NZ$36,000 thousand, BRL2,942,800 thousand, MXN670,000 thousand, TRY356,500 thousand, IDR135,000,000 thousand, RUB1,220,000 thousand, CNY18,000 thousand and JPY1,135,818 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

1,757,165 million yen(2)

Guarantee of US$1,706,345 thousand, EUR352,501 thousand, AU$6,000 thousand and JPY15,096 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings, US$1,489 thousand in accounts payable from commodity transactions by the same company.

269,356 million yen

Guarantee of US$1,007,050 thousand in derivative transactions, etc. by Nomura Global Financial Products, Inc.

113,082 million yen(2)

Guarantee of US$223,983 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.

25,151 million yen

Guarantee of US$58,207 thousand in derivative transactions, etc. by Nomura Financial Investment (Korea) Co., Ltd.

6,536 million yen

Guarantee of US$1,890,682 thousand, EUR530,675 thousand, GBP7,204 thousand, AU$103,300 thousand IDR67,550,000 thousand, CNY679,263 thousand, KRW150,000,000 thousand and HKD820,995 thousand, in principal and coupons on medium term notes issued by Nomura International Funding Pte. Ltd.

328,792 million yen

Guarantee of US$1,991 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.

224 million yen

Guarantee of US$17,530 thousand in repurchase transactions etc. by Nomura Securities International Inc.

1,968 million yen

Guarantee of US$102 thousand in security transactions by Instinet Pacific Ltd.

12 million yen

Guarantee of US$135 thousand in settlement of security transactions by Instinet Singapore Services Private Limited.

15 million yen

Guarantee of US$3,232 thousand in derivative transactions by Nomura Singapore Limited

363 million yen

Guarantee of US$3,815 thousand in derivative transactions by Nomura Financial Products & Services, Inc.

428 million yen(2)

(March 31, 2017)

Guarantee of principal on US$118,905 thousand in repurchase transactions by Nomura International plc and US$2,606,078 thousand in derivative transactions, etc. and US$2,156,000 thousand in borrowings, repurchase transactions, etc. by the same company.

546,036 million yen(2)

Guarantee of US$1,036,997 thousand, EUR2,175,800 thousand, AU$225,385 thousand, CA$14,000 thousand, GBP1,000 thousand, ZAR880,000 thousand, INR13,870,000 thousand, NZ$31,500 thousand, BRL3,334,800 thousand, MXN1,450,000 thousand, TRY1,203,500 thousand, IDR285,000,000 thousand, RUB2,840,000 thousand, CNY28,000 thousand and JPY1,094,938 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

1,697,651 million yen(2)

Guarantee of US$991,850 thousand, EUR206,217 thousand, AU$6,000 thousand and JPY10,496 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company.

162,726 million yen

Guarantee of US$1,153,110 thousand in derivative transactions, etc. by Nomura Global Financial Products, Inc.

128,998 million yen(2)

Guarantee of US$204,692 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.

22,899 million yen

Guarantee of US$48,493 thousand in derivative transactions, etc. by Nomura Financial Investment (Korea) Co., Ltd.

5,425 million yen

Guarantee of US$2,434,057 thousand, EUR670,271 thousand, GBP150 thousand, AU$51,300 thousand IDR52,200,000 thousand, CNY675,000 thousand, KRW120,000,000 thousand, HKD1,283,031 thousand, PHP500,000 thousand and JPY2,695 million in principal and coupons on medium term notes issued by Nomura International Funding Pte. Ltd.

402,437 million yen

Guarantee of US$3,328 thousand in derivative transactions, etc. by Nomura Fixed Income Securities Private Limited.

372 million yen

Guarantee of US$143,830 thousand in repurchase transactions, etc. by Nomura Securities International Inc.

16,090 million yen

Guarantee of US$463 thousand in security transactions by Instinet Pacific Ltd.

52 million yen

Guarantee of SG$5,117 thousand in derivative transactions by Nomura Singapore Limited.

410 million yen

Guarantee of US$36,706 thousand in derivative transactions, etc. by Nomura Financial Products & Services, Inc.

4,106 million yen(2)

Guarantee of JPY1,037 million in re-insurance transactions by Nomura Reinsurance 1IC Limited

1,037 million yen

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.
(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

3. Balance with Subsidiaries and Affiliates

Major balances with subsidiaries and affiliates are as follows:

	Millions of yen
	March 31
	2016	2017
Short-term receivables	¥2,267,190	¥3,075,419
Short-term payables	1,334,007	881,334
Long-term receivables	2,350,344	597,993
Long-term payables	10,000	7,013

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Commitments

The Company has provided commitments to extend subordinated credits to its subsidiaries.

	Millions of yen
	March 31
	2016	2017
Total commitment available	¥1,055,000	¥1,020,000
Less amount utilized	500,119	499,483

Balance available	¥554,881	¥520,517

(Statements of Income)

*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, on leasing furniture, fixtures, and software.

*2 “Rent revenue” consists of revenue mainly from NSC, on renting office accommodation.

*3 “Royalty on trademark” consists of revenue from NSC, on the use of the Company’s trademark.

*4 “Others” includes fees from services provided and securities lending mainly to NSC.

*5 “Rental and maintenance” consists of expense mainly for Nomura Facilities, Inc. (“NFI”) on rent.

*6 “Data processing and office supplies” consists of expense mainly for Nomura Research Institute, Ltd. (“NRI”) on system related expense.

*7 Balance with Subsidiaries and Affiliates

	Millions of yen
	Year ended March 31
	2016	2017
Operating revenue	¥583,832	¥436,610
Operating expenses	85,280	69,358
Non-operating transactions	24,743	34,757

(Securities)

(March 31, 2016)

(1)	Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2016
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥200	¥169
Affiliates	14,140	75,594	61,454
Stocks of subsidiaries and affiliates which are considered extremely difficult to observe market value
			Millions of yen
			Book Value
Subsidiaries			¥2,307,331
Affiliates			619

Total			¥2,307,950
The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value. (2) Available-for-sale securities with market value
	Millions of yen
	March 31, 2016
	Cost	Book Value	Difference
Securities with book value exceeds cost
Equities	¥39,876	¥98,860	¥58,984
Others	3,131	4,230	1,098

Subtotal	43,008	103,090	60,082

Securities with book value does not exceed cost
Certificate of deposits	—	—	—
Equities	3,923	3,313	(610)
Others	—	—	—

Subtotal	3,923	3,313	(610)

Total	¥46,931	¥106,403	¥59,472

(3) Securities which are considered extremely difficult to observe market value (except those referred in (1)above)
			Millions of yen
			March 31, 2016
			Book Value
Available-for-sale securities			¥28,987

Equities (Unlisted equities)			15,881
Others			13,106

Other securities of subsidiaries and affiliates			4,931
Others			8,176

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(March 31, 2017)

(1)	Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2017
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥211	¥180
Affiliates	95,708	431,358	335,650
Stocks of subsidiaries and affiliates which are considered extremely difficult to observe market value
			Millions of yen
			Book Value
Subsidiaries			¥2,224,561
Affiliates			619

Total			¥2,225,180
The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value. (2) Available-for-sale securities with market value
	Millions of yen
	March 31, 2017
	Cost	Book Value	Difference
Securities with book value exceeds cost
Equities	¥39,371	¥108,157	¥68,786
Others	1,961	2,889	928

Subtotal	41,332	111,046	69,714

Securities with book value does not exceed cost
Certificate of deposits	—	—	—
Equities	3,646	3,460	(186)
Others	1,157	1,119	(38)

Subtotal	4,803	4,579	(224)

Total	¥46,135	¥115,625	¥69,490

(3) Securities which are considered extremely difficult to observe market value (except those referred in (1) above)
			Millions of yen
			March 31, 2017
			Book Value
Available-for-sale securities			¥31,583

Equities (Unlisted equities)			16,419
Others			15,164

Other securities of subsidiaries and affiliates			5,953
Others			9,211

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(Derivative Transactions)

Statement on derivative transactions is omitted as consolidated financial statements are prepared.

(Tax Effect Accounting)

1. Breakdown of deferred tax assets and liabilities

	Millions of yen
	March 31
	2016	2017
Deferred tax assets
Loss on devaluation of securities	¥159,732	¥161,224
Loss carry-forward on local tax	33,443	32,613
Deferred loss on hedges	3,241	3,202
Loss on devaluation of fixed assets	3,221	3,225
Stock option	2,810	2,470
Others	2,109	2,260

Subtotal of deferred tax assets	204,556	204,993
Valuation allowance	(111,498)	(115,083)

Total of deferred tax assets	93,058	89,910
Deferred tax liabilities
Net unrealized gain on investments	(17,244)	(18,738)
Deferred gain on hedges	(12,452)	(6,971)
Others	(257)	(351)

Total of deferred tax liabilities	(29,953)	(26,060)

Net deferred tax assets	¥63,105	¥63,850

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

	Percentage tax rate
	March 31
	2016	2017
Statutory effective tax rate	33.0%	31.0%
Permanent differences excluded from revenues	(33.0)	(28.0)
Permanent differences excluded from expenses	1.7	1.2
Valuation allowance	(22.3)	(1.6)
Accumulated earning tax of overseas subsidiaries	0.1	0.1
Income taxes—prior year adjustments	0.5	0.4
Foreign tax credit	0.0	0.0
Adjustments to deferred tax assets due to change in tax rate	0.7	1.3
Others	0.1	(0.3)

Corporate tax rate after tax effect accounting	(19.1)	4.3

3. Changes in Tax Laws

On November 18, 2016, the “Act to partially amend the Act for partial amendment of the Local Tax Act and Local Allocation Tax Act and for the Drastic Reform of the Taxation System for Ensuring Stable Financial Resources for Social Security” (Act No.86 of 2016) was enacted. Under this Act, the timing of implementation for the tax reform which had been scheduled at the fiscal year beginning on or after April 1, 2017, was postponed to the fiscal year beginning on or after October 1, 2019.

Though the domestic effective statutory tax rates to calculate deferred tax assets and liabilities will not change, due to reclassification between national tax and local tax, net deferred tax assets decreased by 2,818 million yen while income taxes-deferred increased by the same amount.

(Significant Subsequent Events)

Issuance of stock acquisition rights

On May 12, 2017, the Company resolved to issue 75th through 83th Series of Stock Acquisition Rights for the purpose of stock options to directors, executive officers, employees of the Company and its subsidiaries, to be allotted on June 9, 2017. Total number of stock acquisition rights issued upon the resolution was 178,407, which was equivalent to 17,840,700 common stocks. The exercise price will be one (1) yen per share. These awards vest and are exercisable approximately half to seven years after grant date. The exercise period will be five years from the beginning day of exercise period.

Treasury stock buyback

On April 27, 2017, the Board of Directors of the Company resolved to buyback treasury stocks, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

1. Reason to buyback treasury stocks

To use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

2. Contents of the buyback program
(1) Type of stock to be purchased	Common stock
(2) Total number of stocks to be purchased	Upper limit of 100,000,000 shares (2.6% of outstanding shares)
(3) Total amount of stocks	Maximum of 80,000 million yen
(4) Term	May 17, 2017 to March 30, 2018 (Excluding the ten business days following the announcement of quarterly operating results)
(5) Method

Purchase on the stock exchange via a trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.)

Business combinations

On April 1, 2017, the Company succeeded the rights and obligations in relation to its share (management share of Nomura Asia Holding N.V. (“NAH”)) to Nomura Asia Pacific Holdings Co., Ltd. by the method of an Absorption-Type Company Split (“Company Split”).

(1) Overview of the Company Split

a. Company name, capital, and description of business

Succeeding Company name	Nomura Asia Pacific Holdings Co., Ltd. (“NAPH”)

Capital	10 million yen

Description of business	Holding Company

b. Contents of the split business

Management business of NAH shares

c. Purpose of the Company Split

As a part of the Company’s broader realignment of Nomura’s overall management structure, on March 24, 2016, the Company decided to wind up the current holding company of Asia Ex-Japan region, NAH, which is due to be completed by March 31, 2019, and established a new holding company in Japan, NAPH, in August 2016.

The Company Split is a part of the Company’s intention to form even more robust governance and lay the foundation as Asia’s global investment bank by consolidating the NAH subsidiaries under NAPH. There is no impact on the businesses conducted by NAH subsidiaries. As a result of the winding up of NAH, the subsidiaries of NAH will continue to conduct business under NAPH.

d. Effective date of the Company Split

April 1, 2017

e. Overview of the transaction including the legal structure

A simplified absorption-type company split, having the Company as the splitting company and NAPH as the succeeding company (Article 784, Paragraph 2 of the Company Act).

(2) Overview of accounting treatment

Accounted as common control transaction pursuant to Accounting Standard for Business Combinations (Corporate Accounting Standards No. 21 (issued on September 13, 2013)) and Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Implementation Guidance of Corporate Accounting Standards, No. 10 (issued on September 13, 2013))

(3) Matters on additional acquisition of subsidiary shares

a. Acquisition cost of subsidiary shares (NAPH shares) acquired additionally by the Company and a breakdown by type of consideration for acquisition

Consideration for acquisition (NAH shares)	JPY 79,749 million
Acquisition cost	JPY 79,749 million

b. Number of subsidiary shares acquired by the Company

NAPH issued to the Company, one ordinary share in connection with the Company Split. Furthermore, the number of ordinary share to be delivered was determined after prior consultation between the Company and NAPH.

[Translation]

Report of Independent Auditors

June 26, 2017

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Toru Nakagiri
Certified Public Accountant
Designated and Engagement Partner

Kenjiro Tsumura
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial information” section for the consolidated fiscal period from April 1, 2016 to March 31, 2017 which comprise the consolidated balance sheets, the consolidated statements of income, comprehensive income, changes in equity, and cash flows, notes to the consolidated financial statements and the consolidated supplementary schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and its consolidated subsidiaries as of March 31, 2017, and the consolidated results of their operations and cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America.

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness which should be disclosed exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our audit opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the COSO criteria.

Key Differences from Audit of Internal Control in Japan

We conducted the audit of the Company’s internal control over financial reporting in accordance with the PCAOB Standards. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follows:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	The audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements under the Japanese Standards while the audit scope only includes internal control on preparation of the financial statements contained in the “financial information” section under the PCAOB Standards, as defined above.

3.	The audit covers internal control performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal control is not covered under the PCAOB Standards.

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Report of Independent Auditors and the Company maintains the original report.
*2.	The consolidated financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc. prepared in Japanese, for the period ended March 31, 2017. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

[Translation]

Report of Independent Auditors

June 26, 2017

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Toru Nakagiri
Certified Public Accountant
Designated and Engagement Partner

Kenjiro Tsumura
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial information” section for its 113th fiscal period from April 1, 2016 to March 31, 2017 which comprise the balance sheet, the statements of income and changes in net assets, significant accounting policies, other explanatory information and the supplementary schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act..

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2017, and the results of its operations for the fiscal period then ended in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Report of Independent Auditors and the Company maintains the original report.
*2.	The financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese Language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc. prepared in Japanese, for the period ended March 31, 2017. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

EXHIBIT 2

Management’s Report on Internal Control over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Koji Nagai, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The establishment and maintenance of an adequate internal control over financial reporting are based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO framework”).

Possibility exists that the internal control over financial reporting may not fully prevent or detect misstatements.

2 [Scope, Reference Date, and Method of Evaluation]

The Company evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2017.

The Company’s internal control over financial reporting covers the Company and other entities in which it has a controlling financial interest.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2017.

4 [Comments]

The key differences between the standards generally accepted in the United States which the Company adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and the standards generally accepted in Japan (“Japanese standards”) are as follows:

— Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on the reliability of the financial statements.

— Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.

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Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Koji Nagai, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that the Annual Securities Report of Nomura Holdings, Inc. for the year ended March 31, 2017 is fairly presented pursuant to the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

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